

2011
ANNUAL REPORT

Providence Service Corporation

COMPETITIVE STRENGTH



We are recognized for tackling two of the most challenging pieces of the Medicaid benefit, mental health and transportation, and we believe we continue to be viewed as the provider of choice in both segments.

Dear Stockholders:

The year 2011 will certainly be remembered as one of the most momentous years in the 15 year history of our company. It was a year of significant bidding activity for our non-emergency transportation (NET) services management business against a backdrop of considerable state budget pressure and the most competitive landscape we have ever faced. Despite the challenges, we were able to not only hold on to most of our market share but expand into new markets due to the tremendous hard work of our people and our strong reputation for performance.

COMPETITIVE STRENGTH

At this time last year, we were facing nine NET contracts up for rebid representing over 40% of our NET revenue and five new states had announced their intention to move to the broker model. A number of formidable competitors had targeted our NET market share by underbidding us and Missouri had recently contracted with a low bidder. States continued to struggle with recession driven budget deficits and we were concerned about our ability to retain business as were many of our followers.

We can now proudly say that we won eight of the nine incumbent contracts, losing only a $6 million annual contract in Denver, Colorado. Remarkably, Missouri and South Carolina, two states that had chosen a low bidder, had to reverse course in a matter of months and replace the low bid winner for their inability to execute the contract. In both situations, we were called in to take over the entire state.

In addition, we also won all five of the newly outsourced NET contracts. We were named the winner of the new contract awarded for the five boroughs of New York City and finalized a contract with Texas to manage the Dallas and surrounding counties region. We were also successful contesting the award of the statewide Connecticut contract to a competitor, who had initially won even though we had received the highest scoring in the RFP process. We are pleased to report





$943
MILLION

2011 TOTAL REVENUE
■ NET SERVICES ■ SOCIAL SERVICES



$200
150
100
50
0
'06 '07 '08* '09 '10 '11

STOCKHOLDERS' EQUITY
IN MILLIONS



$250,000
200,000
150,000
100,000
50,000
0
'06 '07 '08 '09 '10 '11

TOTAL LONG TERM DEBT
IN THOUSANDS

13
LOGISTICARE
Contract Wins

$43.2
MILLION
Cash

42**
STATES
Served

*After $169.9 million asset impairment
**Also the District of Columbia and British Columbia

that LogistiCare is now the broker of choice for Connecticut.

This success demonstrates how state payers value our transportation expertise and competitive advantage. We have recently hired over 400 people to ramp up and service the new business we were awarded in 2011.

Our social services segment also had a successful 2011. Our alternative home and community based service model continues to earn high marks for tackling some of Medicaid's toughest cases throughout rural and urban America. During the year, we retained the vast majority of our 633 direct contracts. As Medicaid enrollment continues to rise, putting further pressure on state budgets, we are viewed as a viable solution.

COMPETITIVE POSITIONING

As 2013 approaches, we are preparing for a potential 33% increase in Medicaid enrollment that could come with health care reform and are working with a number of state agencies and managed care organizations on how best to manage this volume. We believe we have never been in a stronger position with Medicaid payers across the U.S. We are recognized for tackling two of the most challenging pieces of the Medicaid benefit, mental health and transportation, and we believe we continue to be viewed as the provider of choice in both segments.

SOLID FINANCIAL PERFORMANCE

Our success in both the NET and social services segments of our business led to a very solid financial performance in 2011. Revenue increased 7.2% to $943.0 million. Our NET services segment grew 8.1% to $581.5 million and revenue from social services segment increased 5.7% to $361.4 million. Net income was $16.9 million, or $1.27 per diluted share. While net income was below record results achieved in 2010, we generated $31.0 million of cash from operations and further reduced debt from $182.3 million at the end of 2010 to $150.5 million. Total debt reduction since the end of 2007 is nearly $95 million and our leverage ratios are much improved. With unrestricted cash and cash equivalents of $43.2 million at December 31, 2011 and improved financial flexibility, we are again able to pursue small tuck-in acquisitions in addition to continuing our focus on paying down debt. We also will continue to look for opportunities to further diversify our business.

LOOKING AHEAD

As a result of our success in 2011, we are looking at a stable and growing revenue base, which is expected to reach $1 billion in 2012. The competitive bidding environment of 2011 however, combined with the front end start-up costs of a record number of new contracts will lead to margin pressure in our NET division and no improvement in earnings for 2012. With no new capitated NET contracts up for rebid until 2013, when just one contract will come up for renewal, our NET business should see margins stabilize later in 2012 and in 2013. While no states have yet announced RFPs for 2012, there continues to be the potential for additional states to move to a broker model. On the social services side, despite state budget pressures, we continue to see measured growth with margins that are relatively stable overall.

I am extremely grateful to our nearly 11,000 direct and managed employees and our network of over 2,500 subcontracted transportation providers whose hard work and dedication have contributed to Providence being recognized as the leading outsourcer of Medicaid human services in the country. They truly are our key competitive strength. We believe that together we will continue to meet the needs of America's challenged population, strengthen our position with our government payers while making a respectable profit for our stockholders.

Sincerely,

Fletcher McCusker
Chairman and Chief Executive Officer



Providence Service Corporation

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission file number 001-34221

The Providence Service Corporation
(Exact name of registrant as specified in its charter)

Delaware	**86-0845127**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
64 East Broadway Blvd., Tucson, Arizona	**85701**
(Address of principal executive offices)	**(Zip code)**

Registrant's telephone number, including area code
(520) 747-6600

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Global Select Market**
Preferred Stock Purchase Rights	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates based on the closing price for such common equity as reported on The NASDAQ Global Select Market on the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2011) was $161 million.

As of March 12, 2012, there were outstanding 13,006,842 shares (excluding treasury shares of 623,576) of the registrant's Common Stock, $.001 par value per share, which is the only outstanding capital stock of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year-ended December 31, 2011, are incorporated by reference into Part III of this Form 10-K; provided, however, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business.*

Development of our business

We provide and manage government sponsored social services and non-emergency transportation services. With respect to our social services, our counselors, social workers and behavioral health professionals work with clients who are eligible for government assistance due to income level, emotional/educational disabilities or court order. The state and local government agencies that fund the social services we provide are required by law to provide counseling, case management, foster care and other support services to eligible individuals and families. We do not own or operate any hospitals or residential treatment centers. Instead, we provide social services primarily in the client's home or community, reducing the cost to the government of such services while affording the client a better quality of life. With respect to our non-emergency transportation services, we manage and arrange for client transportation to health care related facilities and services for state or regional Medicaid agencies, health maintenance organizations, or HMOs, and commercial insurers.

Our social services revenue is derived from our provider contracts with state and local government agencies and government intermediaries, HMOs, commercial insurers, and our management contracts with not-for-profit social services organizations. The government entities that pay for our social services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of our social services provider contracts, we are paid an hourly fee. Under some of our social services provider contracts, however, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. Where we contract to manage the operations of not-for-profit social services organizations, we receive management fees based on a percentage of revenues of the managed entity or a predetermined fee.

Where we provide management services for non-emergency transportation, we contract with either state or regional Medicaid agencies, local governments, or private managed care companies. Most of our contracts for non-emergency transportation management services are capitated (i.e. our compensation is based on a per member per month payment for each eligible member). For a majority of our contracts we do not direct bill our payers for non-emergency transportation services as our revenue is based on covered lives. Our special needs school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis.

When we formed our business as a Delaware corporation in 1996, most government social services were delivered directly by governments in institutional settings such as psychiatric hospitals, residential treatment centers or group homes. We recognized that social services could be delivered more economically and effectively in a home or community based setting. Additionally, we anticipated that payers would increasingly seek to privatize the provision of these social services in order to reduce costs and provide quality social services to an increasing number of recipients. Based on this outlook, we developed a system for delivering these services that is less costly and, we believe, more effective than the traditional social services delivery system.

During our first year of operations, we acquired Parents and Children Together, Inc. (now known as Providence of Arizona, Inc.) and Family Preservation Services, Inc., which provided the foundation upon which our business was built. From 2002 to 2008 we completed the following significant acquisitions which we believe broadened our home based and foster care platform, expanded our reach into many new states, enhanced our workforce development services and presented opportunities for us to offer home and community based and foster care services in Canada, and expanded our continuum of services to include the management of non-emergency transportation services:

2002

- Camelot Care Corporation

2003

- Cypress Management Services, Inc.

2004

- Dockside Services, Inc.
- Rio Grande Management Company, LLC
- Pottsville Behavioral Counseling Group, Inc. (now known as Providence Community Services, Inc.)
- Management agreements with Care Development of Maine & FCP, Inc.
- Community services division of Aspen Education Group, Inc. including Choices Group, Inc., Aspen MSO (now known as Providence Community Services, LLC) and College Community Services.

2005

- Children's Behavioral Health, Inc.
- Maple Star Nevada & Maple Services, LLC
- AlphaCare Resources, Inc. & Transitional Family Services, Inc.
- Drawbridges Counseling Services, LLC & Oasis Comprehensive Foster Care LLC

2006

- A to Z In-Home Tutoring, LLC
- Family Based Strategies, Inc.
- W. D. Management, L.L.C.
- Innovative Employment Solutions Division of Ross Education, LLC
- Correctional Services Business of Maximus, Inc.

2007

- Behavioral Health Rehabilitation Services business of Raystown Development Services, Inc.
- WCG International Consultants Ltd.
- Behavioral Health Rehabilitation Services business of Family & Children's Services, Inc.
- Charter LCI Corporation, including its subsidiaries.

2008

- Camelot Community Care, Inc. (substantially all of the assets in Illinois and Indiana)
- AmericanWork, Inc.

No acquisitions were completed in 2009 and 2010. On June 1, 2011, we acquired all of the equity interest of The ReDCo Group, Inc., or ReDCo. ReDCo is a Pennsylvania corporation that provides home and community based services. The purchase price consisted of cash in the amount of $605,000. Additionally, we repaid ReDCo's debt of approximately $8.0 million in connection with the acquisition. Historically, we have provided various management services to ReDCo for a fee under a management services agreement. This acquisition further expands our home and community based services in Pennsylvania.

Since our inception, we have grown from 1,333 clients served in a single state to approximately 80,600 clients served either directly or through our managed entities. Additionally, 11.3 million individuals were eligible to receive services under our non-emergency transportation services contracts as of December 31, 2011. We, and our managed entities, operate from an aggregate of approximately 500 locations in 42 states, the District of Columbia and British Columbia as of December 31, 2011.

Historically, we have relied exclusively on decentralized field offices to drive growth initiatives and independently manage sales and marketing activities. This approach has served us well by supporting steady and consistent organic growth. As our industry continues to rapidly change we see an opportunity to coordinate our efforts to pursue potential acquisitive as well as potential organic growth in our businesses.

Financial information about our segments

Since December 2007, we began operating in two segments: Social Services and Non-Emergency Transportation Services, or NET Services. Financial information about segments and geographic areas, including revenues, net income and long-lived assets of each segment and from domestic and foreign operations for the Company as a whole is included in Note 9 of our consolidated financial statements presented elsewhere in this report and is incorporated herein by reference.

See Item 1A Risk Factors under the heading "Our international operations expose us to various risks, any number of which could harm our business" for a discussion of risks related to our foreign operations.

Description of our business

Social Services

Services offered. We provide home and community based services, foster care and provider management services, directly and through entities we manage. The following describes such services:

Home and community based counseling

- ***Home based and intensive home based counseling.*** Our home based counselors are trained professionals or para-professionals providing counseling services in the client's own home. These services average five hours per client per week and can include individual, group or family sessions. Topics are prescriptive to each client and can include family dynamics, peer relationships, anger management, substance abuse prevention, conflict resolution, parent effectiveness training and private probation supervision of misdemeanants.

  We also provide intensive home based counseling, which consists of up to 20 or more hours per client per week. Our intensive home based counselors are masters or Ph.D. level professional therapists or counselors. Intensive home based counseling is designed for clients struggling to cope with everyday situations. Our counselors are qualified to assist with marital and family issues, depression, drug or alcohol abuse, domestic violence, hyperactivity, criminal or anti-social behavior, sexual misbehavior, school expulsion or chronic truancy and other disruptive behaviors. In the absence of this type of counseling, many of these clients would be considered for 24-hour institutional care or incarceration.

- ***Substance abuse treatment services.*** Our substance abuse treatment counselors provide services in the office, home and counseling centers designed especially for clients with drug or alcohol abuse problems. Our counselors use peer contracts, treatment group process and a commitment to sobriety as treatment methods. Our professional counseling, peer counseling and group and family sessions are designed to introduce clients dependent upon drugs or alcohol to a sober lifestyle.

- ***School support services.*** Our professional counselors are assigned to and stationed in public schools to assist in dealing with problematic and at-risk students. Our counselors provide support services such as teacher training, individual and group counseling, logical consequence training, anger management training, gang awareness and drug and alcohol abuse prevention techniques. In addition, we provide in-home educational tutoring in numerous markets where we contract with individual school districts to assist students who need assistance in learning.

- ***Correctional services.*** We provide private probation supervision services, including monitoring and supervision of those sentenced to probation, rehabilitative services, and collection and disbursement of court-ordered fines, fees and restitution.

- ***Workforce development.*** We assist individuals to achieve their greatest potential to obtain and retain meaningful employment through services that include vocational evaluation, job placement, skills training, and employment support. We sometimes refer to this as our workforce development services.

For 2009, 2010 and 2011, our home and community based services accounted for 36.1%, 33.3% and 33.4%, respectively, of our consolidated revenue.

Foster care

- ***Foster care.*** We recruit and train foster parents and license family foster homes to provide 24-hour care to children who have been removed from their homes due to physical or emotional abuse, abandonment, or the lack of appropriate living situations. We place children individually in a licensed home. Each child is provided 24-hour care and supervision by trained foster parents. Our professional staff and counselors match and supervise the child and foster family. We also provide tutoring and other services to the child and foster family.
- ***Therapeutic foster care.*** We provide therapeutic foster care services. This is a 24-hour care service designed for children exhibiting serious emotional problems who may otherwise require institutional treatment. We recruit, license and train professional foster parents to care for foster children for up to a year of therapeutic intervention. Social, psychological and psychiatric services are provided on a prescriptive basis to each child and therapeutic foster care family by a team of licensed, professional staff.

Not-for-profit managed services

- ***Administrative support, information technology and accounting and payroll services.*** In most cases we provide and manage the back office and administrative functions such as accounting, cash management, billing and collections, human resources and quality management. We assist in the development of policies and procedures and supervise the day to day operations. In some of our contracts we also provide the information technology support for hardware, networking and software. We also provide payroll management services for our managed entities along with managing the recruiting and retention of staff. In all cases, we report directly to the not-for-profit organization's board of directors which may elect to engage us to provide some or all of these services.
- ***Intake, assessment and referral services.*** We contract on behalf of our managed entities with governments to receive and handle telephone inquiries regarding need and eligibility for government sponsored social services, to arrange for face-to-face interviews and to conduct benefit eligibility reviews. If indicated from the telephone inquiry and/or interviews with the client, we perform an evaluation of need, which may include a psychiatric assessment, psycho-social assessment, a social history and other diagnostic tools. Once eligibility is determined, the client is referred to an appropriate social services provider.
- ***Monitoring services.*** Monitoring services include face-to-face and telephone interactions in which we provide guidance and assistance to clients. This typically includes a strength assessment, a referral to appropriate resources, a home visit and a limited amount of consultation. This service is designed for clients that are not seriously impaired but need assistance in accessing government benefits and services and learning the applicable benefit system.
- ***Case management.*** In providing case management services, we supervise all aspects of an eligible client's case and assure that the client receives the appropriate care, treatment and resources. As a case manager we are a client's advocate, arranging for services and following up to ensure that the client receives the necessary and appropriate care and services, and further, that the client complies with the prescribed intervention plan. We maintain the client's records required by the government unit sponsoring the care. In providing case management, our client contact may be in the office, at home, on the telephone or any combination thereof.

Revenue and payers. Substantially all of our revenue related to our Social Services operating segment is derived from contracts with state or local government agencies, government intermediaries or the not-for-profit social services organizations we manage.

A majority of our contracts are negotiated fee-for-service arrangements with payers. Home and community based services are generally payable by the hour depending on the type and intensity of the service. Foster care services are generally payable pursuant to a fixed monthly fee. Approximately 70.6%, 68.1% and 71.1% of our Social Services operating segment revenue for the fiscal years ended December 31, 2009, 2010 and 2011 was related to fee-for-service arrangements. A significant number of our fee-for-service contracts allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations). Additionally, these contracts permit the payer to terminate the contract at any time prior to its stated expiration date without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated.

We generate a significant portion of our revenue from a few payers. Under our contract with the State of Virginia's Department of Medical Assistance Services, we derived approximately 12.6%, 11.7% and 11.5% of our social services revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

Revenues from our cost based service contracts are generally recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those incurred costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred, excess cost per service over the allowable contract rate and/or insufficient encounters. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. Annually, we submit projected costs for the coming year which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, we submit cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to us for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may range from one month to several years from the date we submit the cost report. In cases where funds paid to us exceed the allowable costs to provide services under contract, we may be required to pay back the excess funds.

Our cost reports are routinely audited by our contracted payers on an annual basis. We periodically review our provisional billing rates and allocation of costs and provide for estimated adjustments from the contracting payers. We believe that adequate provisions have been made in our consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts are recorded in our consolidated statement of operations in the year of settlement. Cost based service contracts represented approximately 18.5%, 21.3% and 19.3% of our Social Services operating segment revenue for the years ended December 31, 2009, 2010 and 2011.

We provide services under one annual block purchase contract in Arizona with The Community Partnership of Southern Arizona. We are required to provide or arrange for the behavioral health services to eligible populations of beneficiaries as defined in the contract. We must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. We are obliged to provide services only to those clients with a demonstrated medical necessity. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a limit to the level of services that must be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, we are at-risk if the costs of providing necessary services exceed the associated reimbursement. The terms of the contract typically are reviewed prospectively and amended as necessary to ensure adequate funding of our service offerings under the contract; however, no assurances can be made that such funding will adequately cover the costs of services previously provided. The annual block purchase contract represented 6.7%, 6.7% and 6.1% of our Social Services operating segment revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social services organizations, we sometimes enter into management contracts with not-for-profit organizations for the purpose of developing strategic relationships or providing administrative, program and management services. These organizations contract directly or indirectly with state government agencies to supply a variety of community based mental health and foster care services to children and adults. Typically these organizations are separately incorporated and organized with their own board of directors. Our management fees under these contracts are either based upon a percentage of the managed entities' revenues or a predetermined fee. Management fees earned pursuant to our management contracts with these organizations represented approximately 4.2%, 4.0% and 3.5% of our Social Services operating segment revenue for the years ended December 31, 2009, 2010 and 2011.

Seasonality. Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our Social Services operating segment, principally due to lower client demand for our home and community based services during the holiday and summer seasons. As we have grown our home and community based services business, our exposure to seasonal variations has grown and will continue to grow, particularly with respect to our school based services, educational services and tutoring services. We experience lower home and community based services revenue when school is not in session. Our expenses, however, do not vary significantly with these changes and, as a result, such expenses may not fluctuate significantly on a quarterly basis. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the uneven seasonal demand for our home and community based services. Moreover, as we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other social services providers.

Competition. The social services industry is a highly fragmented industry. We compete for clients with a variety of organizations that offer similar services. Most of our competition consists of local social services organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children's Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. On a national level, there are very few organizations that compete for local, county and state contracts to provide the types of services we offer. We also compete with larger companies, such as Res-Care, Inc., which provides support services, training and educational programs predominantly to Medicaid eligible beneficiaries. National Mentor, Inc. is the country's largest provider of foster care services and competes with us in certain markets for foster care services. Many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc. and The Devereaux Foundation. While we believe that we compete on the basis of price and quality, many of our competitors have greater financial, technical, political and marketing resources, name recognition, and a larger number of clients and payers than we do. In addition, some of these organizations offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Sales and marketing. Substantially all of our marketing is performed at the local and regional level. Through our local and regional managers, we have successfully developed and maintained extensive relationships with various payers. These relationships allow us to develop leads on new business, cross-sell our other services to existing payers and negotiate payer contracts. A significant portion of our business is procured in this manner. We also seek to market our services to payers in geographical areas contiguous to existing markets and in which we believe our reputation as a low cost quality service provider will enhance our ability to compete for and win business. From time to time we respond to requests for proposals, or RFPs. Additionally, we subscribe to a service that keeps us informed of and tracks on a national basis RFPs for privatization of social services. We selectively choose the RFPs to which we respond based upon whether our reputation enhances our ability to compete or if the RFP presents a unique opportunity to develop a new service offering.

NET Services

Services offered. As a result of our acquisition of Charter LCI Corporation, including its subsidiaries, collectively referred to as LogistiCare, we are the preferred provider of non-emergency transportation management servicing clients under more than 70 contracts in 34 states and the District of Columbia. We provide responsive and innovative solutions for a healthcare recipient's transportation needs through centralized call processing, development and management of transportation networks and through the use of proprietary technologies. Our current payers include state Medicaid programs, local government agencies, hospital systems and HMOs providing Medicare, Medicaid and commercial products. For 2009, 2010 and 2011 our NET services accounted for 57.5%, 61.1% and 61.7%, respectively, of our consolidated revenue.

We provide services to a wide variety of people with varying needs. Our clients are primarily state Medicaid agencies, and private managed care organizations and HMOs. Non-emergency transportation services are provided to individuals with limited mobility, people with limited means of transportation, and people with disabilities that prevent them from using conventional methods of transportation. The majority of our programs provide Medicaid non-emergency transportation services to Medicaid members who lack their own means of transportation. Utilization rates and vehicle requirements differ depending on the individual's condition, the location of the individual relative to the final destination, and other available transportation systems. We also provide school transportation services to school children, including special needs students who are physically fragile, or mentally ill children who cannot commute to school via traditional mainstream transportation and/or need to be taken out of school for therapy.

As a transportation logistics manager, we match transportation services with the recipient's needs. We employ a proprietary information technology platform and operational processes to manage the transportation services that we outsource to a network of local third party transportation providers. We typically do not provide direct transportation to end users. Rather, to fulfill requests under our contracts, we subcontract with local transportation providers, such as van, cab and ambulance companies. We receive transportation requests from members or their representatives (such as social workers) and arrange for the least costly and most effective transportation. We process transportation requests at one of our 14 regional call centers and assign appropriate local transportation providers. These decisions are aided by our proprietary logistics software. After we assign an appropriate transportation provider to the member we carefully monitor the transportation service provided to ensure that the transport was completed before we pay the transportation vendor. We do not normally pay for services if the member does not show up for transport or if the transport is not completed. A majority of the requests for transportation are standing orders, mostly for patients who require frequent, recurring services such as dialysis treatment. Other transportation requests are required to be scheduled with 48 to 72 hour advance notice, with a small number of requests scheduled on the same day, such as with hospital discharges.

We subcontract with larger transportation companies as well as a number of diverse, small, local companies in order to provide superior coverage in both urban and rural areas. In each region that we serve, we actively manage a network of local transportation providers, screening and credentialing providers, providing orientations, and monitoring performance on an ongoing basis through field audits and other reviews. Each of our state operations uses multiple transportation providers in our network, with an average provider fleet size of less than 10 vehicles. To ensure compliance and safety quality standards for all third party transportation providers, we perform a credentialing process on all of our network transportation providers who must meet minimum standards set by us and our payers. These standards include: (i) successful completion of criminal and driving record checks; (ii) required drug testing; (iii) required driver and program training on such things as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, defensive driving, patient sensitivity, cultural diversity, ability to receive trip reservations and bill electronically; (iv) inspections, both scheduled and random of provider owned and or leased vehicles and communication systems; and (v) insurance coverage that complies with federal and/or state statutory requirements. We contract with third party transportation providers for trips on a per completed trip basis. Our subcontracts do not contain volume guarantees and can be cancelled with or without cause given 45 days notice.

Revenue and payers. We contract primarily with state and local government entities, HMOs and commercial insurers. Approximately 88% of our non-emergency transportation services revenue is generated under capitated contracts where we assume the responsibility of meeting the transportation needs of a specific geographic population. These contracts are generally structured with per member per month rates and have renegotiation or price increase triggers. Typical state payer contracts cover three to five years with renewal options and range in size from approximately $1 million to $110 million annually. Approximately 12% of our non-emergency transportation services revenue is derived from fee-for-service and fixed cost contracts. Our school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis.

We generate a significant portion of our revenue from a few payers. Under our contract with the State of Virginia's Department of Medical Assistance Services we derived approximately 15%, 13% and 13% of our non-emergency transportation services revenue for the years ended December 31, 2009, 2010 and 2011, respectively. Additionally, under our contract with the State of New Jersey, we derived approximately 8%, 15% and 18% of our non-emergency transportation services revenue for the years ended December 31, 2009, 2010 and 2011, respectively. Our next three largest payers comprised approximately 23%, 21% and 19% of our non-emergency transportation services revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

Our contracted per member per month fee is predicated on actual historical transportation data for the subject geographic region, future assumptions on key cost and program drivers, actuarial analysis performed in-house as well as by third party actuarial firms and actuarial analyses provided by our payers. Typically our government contracts are cancellable for cause with 180 days to 365 days notice. Our contract pricing is regularly revisited and may be reset based on actual experience under the contract with adjustments for membership fluctuations and such inflation factors as cost of labor, fuel, insurance and utilization increases and decreases stemming from program re-designs.

Seasonality. The quarterly operating results and operating cash flows of our NET Services operating segment normally fluctuate as a result of seasonal variations in the business, principally due to lower client demand for our non-emergency transportation services during the holiday and winter seasons. Due to the fixed revenue stream and variable expense base structure of our NET Services operating segment, expenses vary with these changes and, as a result, such expenses fluctuate on a quarterly basis. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other transportation providers.

Competition. We compete with a variety of organizations that provide similar non-emergency transportation services to Medicaid eligible beneficiaries in local markets such as American Medical Response, Coordinated Transportation Solutions, Inc., First Transit, Inc., Medical Transportation Management Inc., MV Transportation, Inc., and Southeast Trans. as well as a host of local/regional transportation providers. Most local competitors may seek to win contracts for specific counties or small geographic territories whereas we and the larger competitors listed above, seek to win contracts for the entire state or large regional areas. Historically, we have been successful in competitively bidding our non-emergency transportation management services for state-wide or other large Medicaid population programs, as well as specialized non-emergency transportation benefits often offered to populations covered by managed care organizations. We compete based on our technical expertise and experience, which is delivered in a high service, competitive price environment although we are not necessarily the lowest priced management service provider. We have experienced, and expect to continue to experience, competition from new entrants into our markets that may be able to provide services at a lower cost. Regardless of how well we perform under our contracts (based on service or cost), we face competitive rebid situations from time to time. Increased competitive pressure could result in pricing pressures, loss of or failure to gain market share or loss of payers, any of which could harm our business.

Sales and marketing. With respect to our non-emergency transportation services sales and marketing strategy, we focus on providing information to key legislators and agency officials. We pursue contracts through various methods including engaging lobbyists to assist in tracking legislation and funding that may impact our non-emergency transportation programs, and monitoring state websites for opportunities. In addition, we generate new business leads through trade shows and conferences, referrals, the Internet and direct marketing. The sales cycle usually takes between 6 to 24 months and there are various decision makers who provide input into the buy/no buy decision. By providing valuable information to key legislators and agency officials and creating a strong presence in the regions we serve, we are able to solidify the chance of renewal when contract terms expire. Additional payers are targeted within existing states in order to leverage pre-existing provider networks, technology, office and human resources investments. Furthermore, key commercial accounts are targeted which we define as accounts that are growing and located in multiple geographic areas.

In many of the states where we have regional contracts, we seek to expand to include additional regions in these states and in contiguous states. All decisions about which RFPs to consider are centralized and selectively targeted based on our goals and service capabilities. Medicaid non-emergency transportation contracts with state agencies and larger Medicaid HMOs represent the largest source of our non-emergency transportation revenue.

Employees

As of December 31, 2011, our operations were conducted with approximately 7,600 clinical, client service representatives and administrative personnel. The operations of the entities we manage were conducted with nearly 3,000 clinical and administrative personnel.

Prior to July 31, 2011, we had a collective bargaining agreement with the Service Employees International Union, Local 760 which covered approximately 130 part time employees in Connecticut under our special needs school transportation contract. Effective July 31, 2011, this collective bargaining agreement was cancelled and all of the employees covered under this agreement were terminated.

We believe that our employee relations are good because we offer competitive compensation, including stock-based compensation to key employees, training, education assistance and career advancement opportunities. By offering competitive compensation and benefit packages to our employees, we believe we are able to consistently deliver high quality service, recruit qualified candidates and increase employee confidence, satisfaction and retention.

Regulatory environment

As a provider of social services, we are subject to numerous federal, state and local laws and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. We must also comply with state and local licensing requirements and requirements for participation in Medicaid, federal block grant requirements, requirements of various state Children's Health Insurance Programs, or CHIP, and contractual requirements imposed upon us by the state and local agencies with which we contract for such health care and social services. CHIP is a federal program providing benefits administered by states that submit plans for health benefits for children whose parents meet certain financial needs tests. Failure to follow the rules and requirements of these programs can significantly affect our ability to be paid for the services we provide.

In addition, our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies, including Medicaid. A significant decline in expenditures, shift of expenditures or funding could cause payers to reduce their expenditures under those contracts or not renew such contracts, either of which could have a negative impact on our future operating results.

President Obama's proposed budget for fiscal year 2013 seeks to reduce spending for federal health care programs by approximately $360 billion over the next decade. As funding under our contracts is dependent in part upon federal funding, such funding changes, if adopted, could have a significant effect upon our business.

Surveys and audits

Our programs are subject to periodic surveys by government authorities and/or their contractors to ensure compliance with various requirements. Regulators conducting periodic surveys often provide reports containing statements of deficiencies for alleged failures to comply with various regulatory requirements. In most cases, if a deficiency finding is made by a reviewing agency, we will work with the reviewing agency to agree upon the steps to be taken to bring our program into compliance with applicable regulatory requirements. In some cases, however, an agency may take a number of adverse actions against a program, including:

- the imposition of fines or penalties;
- temporary suspension of admission of new clients to our program's service;
- in extreme circumstances, exclusion from participation in Medicaid or other programs;
- revocation of our license; or
- contract termination.

From time to time, we receive and respond to survey reports containing statements of deficiencies. While we believe that our programs are in material compliance with Medicaid and other program certification requirements and state licensure requirements, failure to comply with these requirements could have a material adverse impact on our business and our ability to enter into contracts with other agencies to provide services.

Billing/claims reviews and audits

Agencies and other payers periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, payers request documentation from us and then review that documentation to determine compliance with applicable rules and regulations, including the eligibility of clients to receive benefits, the appropriateness of the care provided to those clients, and the documentation of that care.

For-profit ownership

Certain of the agencies for which we provide services restrict our ability to contract directly as a for-profit organization. Instead, these agencies contract directly with a not-for-profit organization and in certain cases we negotiate to provide administrative and management services to the not-for-profit providers. The extent to which other agencies impose such requirements may affect our ability to continue to provide the full range of services that we provide or limit the organizations with which we can contract directly to provide services.

Professional licensure and other requirements

Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their professions. In addition, professionals who are eligible to participate in Medicaid as individual providers must not have been excluded from participation in government programs at any time. Our ability to provide services depends upon the ability of our personnel to meet individual licensure and other requirements.

Federal and state anti-kickback laws and safe harbor provisions

The federal anti-kickback law applicable to Medicaid/Medicare and other federal health care programs makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by such programs. The prohibitions apply regardless of whether the remuneration is provided directly or indirectly, whether or not in cash, and applies to both the person giving and the person receiving such remuneration.

Interpretations of the anti-kickback law have been very broad and under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals. This act is subject to numerous statutory and regulatory "safe harbors." The safe harbor regulations, however, do not cover all lawful relationships between healthcare providers and referral sources. Failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. However, it may mean that such an arrangement will be subject to scrutiny by the regulatory authorities.

Violations of the anti-kickback law may be punishable by civil or criminal fines, imprisonment, and exclusion from government health care programs.

Many states, including some where we do business, have adopted similar anti-kickback laws that have a potentially broad application as well.

The Stark Law and state physician self-referral laws

Section 1877 of the Social Security Act, or the Stark Law, prohibits physicians from making a "referral" for "designated health services" for Medicare (and in many cases Medicaid) patients from entities or facilities in which such physicians directly or indirectly hold a "financial relationship". This law is subject to a number of statutory or regulatory exceptions. Unlike a failure to meet a "safe harbor," a relationship that falls within the scope of the Stark Law and fails to meet an exception would violate the law.

A financial relationship can take the form of a direct or indirect ownership, investment or compensation arrangement. A referral includes the request by a physician for, or ordering of, or the certifying or recertifying the need for, any designated health services.

Certain services that we provide may be identified as "designated health services" for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in other services we provide becoming subject to the Stark Law's ownership, investment or compensation prohibitions in the future.

Many states, including some states where we do business, have adopted similar or broader prohibitions against payments that are intended to induce referrals of clients. Moreover, many states where we operate have laws similar to the Stark Law prohibiting physician self-referrals.

We contract with a significant number of social services providers and practitioners, including therapists, physicians and psychiatrists, and arrange for these individuals or entities to provide services to our clients. While we believe that these contracts are in compliance with the anti-kickback and Stark Law, no assurance can be made that such contracts will not be considered in violation of the anti-kickback law or fall within an exception to the Stark Law. We cannot assure you that these laws will ultimately be interpreted in a manner consistent with our practices.

False claims acts

Federal criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil and monetary penalties, criminal fines and imprisonment. Many states, including some where we do business, have adopted laws and regulations similar to the federal law.

Health information practices

Under HIPAA, the United States Department of Health and Human Services, or DHHS, issued rules to define and implement standards for the electronic transactions and code sets for the submission of transactions such as claims, and privacy and security of individual health information in whatever manner it is maintained.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS's policies for determining violations and calculating civil monetary penalties, how DHHS will address the statutory limitations on the imposition of civil monetary penalties, and various procedural issues. The rule extends enforcement provisions currently applicable to the health care privacy regulations to other HIPAA standards, including security, transactions and code sets.

On February 17, 2009, the Health Information Technology for Economic and Clinical Health Act ("HITECH") was enacted as part of the American Recovery and Reinvestment Act of 2009 ("ARRA"), to, among other things, extend certain of HIPAA's obligations to parties providing services to health care entities covered by HIPAA known as "business associates," impose new notice of privacy breach reporting obligations, extend enforcement powers to state attorney generals and amend the HIPAA privacy and security laws to strengthen the civil and criminal enforcement of HIPAA, establishing four categories of violations that reflect increasing levels of culpability, four corresponding tiers of penalty amounts that significantly increase the minimum penalty amount for each violation, and a maximum penalty amount of $1.5 million for all violations of an identical provision.

With the additional HIPAA enforcement power under HITECH, the Office of Civil Rights of the Department of Health and Human Services and states are increasing their investigations and enforcement of HIPAA compliance.

We have taken steps to ensure compliance with HIPAA and we are monitoring compliance on an ongoing basis.

Additional information

Our website is www.provcorp.com. We make available, free of charge at this website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission. The information on the website listed above, is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document. In addition, we will provide, at no cost, paper or electronic copies of our Forms 10-K, 10-Q and 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission. Requests for such filings should be directed to Michael Deitch, Chief Financial Officer, Secretary and Treasurer, telephone number: (520) 747-6600.

Item 1A. *Risk Factors.*

The following risks should be read in conjunction with other information contained, or incorporated by reference, in this report, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and related notes. If any of the following risks actually occurs, our business, financial condition and operating results could be adversely affected.

The domestic economic downturn in recent years and current uncertain economic environment could cause a severe disruption in our operations.

Our business could be negatively impacted by significant domestic economic downturns and the current uncertain economic environment. If this uncertainty is prolonged or economic conditions worsen, there could be several severely negative implications to our business that may exacerbate many of the risk factors we identified below including, but not limited to, the following:

- Liquidity:
  - The domestic economic uncertainty and the associated credit crisis could continue or worsen and reduce liquidity and this could have a negative impact on financial institutions and the country's financial system, which could, in turn, have a negative impact on our business.
  - We may not be able to borrow additional funds under our current credit facilities and may not be able to expand our current facility if participating lenders become insolvent or their liquidity is limited or impaired or if we fail to meet covenant levels going forward. In addition, we may not be able to renew our existing credit facility at the conclusion of its current term or renew it on terms that are favorable to us. Further, if we are unable to reduce the amount of our 6.5% convertible senior subordinated notes due 2014 by September 30, 2013 to $25.0 million or less (from approximately $50.0 million at December 31, 2011), the maturity date of our current credit facilities may accelerate and our obligations under these facilities may become due and payable in 2013, which could have a material adverse affect on our liquidity and capital resources (as discussed in further detail in Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading entitled Liquidity and capital resources—*Liquidity matters*).
- Demand:
  - The recent recession has resulted in severe job losses, which could cause an increase in demand for our services; however, depending on the severity of the recession's impact on our payers (particularly our state government payers), sufficient funds may not be allocated to compensate us for the services we provide at the current margins we enjoy or we may be required to provide more services to a growing population of beneficiaries without a corresponding increase in fees for these services.
- Prices:
  - Certain markets have experienced and may continue to experience deflation, which would negatively impact our average fees and revenue.

Our indebtedness may harm our financial condition and results of operations.

As of December 31, 2011, our total consolidated long-term debt was $150.5 million. On March 11, 2011, we refinanced our then existing debt under a new credit agreement. Under the repayment terms of the new credit agreement, we are obligated to repay the term loan in quarterly installments on the last day of each calendar quarter, which commenced on June 30, 2011, so that the following percentages of the outstanding principal amount will be paid as follows: 10% in year one, 10% in year two, 15% in year three, 15% in year four and the remaining balance in year five.

Our level of indebtedness could have important consequences to us and you, including:

- it could adversely affect our ability to satisfy our obligations;
- an increased portion of our cash flows from operations may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional financing in the future;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we were to fail to make any required payment under the agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in these agreements, we would be in default. In the event we are not in compliance with the financial and operating covenants, it is uncertain whether the lenders will grant waivers for our non-compliance. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility or our 6.5% convertible senior subordinated notes due 2014. In such event, we could be forced to seek protection under bankruptcy laws, which could have a material adverse effect on our existing contracts and our ability to procure new contracts as well as our ability to recruit and/or retain employees. Accordingly, a default could have a significant adverse effect on the market value and marketability of our common stock.

Changes in budgetary priorities of the government entities that fund the services we provide could result in our loss of contracts or a decrease in amounts payable to us under our contracts.

Our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies. All of these contracts are subject to legislative appropriations and state budget approval. Consequently, a significant decline in government expenditures, shift of expenditures or funding away from programs that call for the types of services that we provide or change in government contracting or funding policies could cause payers to terminate their contracts with us or reduce their expenditures under those contracts, either of which could have a negative impact on our future operating results.

The availability for funding under our contracts with state governments is dependent in part upon federal funding to states. Changes in Medicaid methodology may further reduce the availability of federal funds to states in which we provide services. Among the alternative Medicaid funding approaches that states have explored are provider assessments as tools for leveraging increased Medicaid federal matching funds. Provider assessment plans generate additional federal matching funds to the states for Medicaid reimbursement purposes, and implementation of a provider assessment plan requires approval by the Centers for Medicare and Medicaid Services in order to qualify for federal matching funds. These plans usually take the form of a bed tax or a quality assessment fee, which were required to be imposed uniformly across classes of providers within the state, except that such taxes only applied to Medicaid health plans.

However, the Deficit Reduction Act of 2005, which was signed into law on February 8, 2006, or Deficit Reduction Act, requires states that desire to impose provider taxes to impose taxes on all managed care organizations, not just Medicaid managed care organizations. This uniformity requirement as it relates to taxing all managed care organizations may make states more reluctant to use provider assessments as a vehicle for raising matching funds and, thus, reduce the amount of funding that the states receive and have available. Moreover, under the Deficit Reduction Act, states may be allowed to reduce the benefits provided to certain Medicaid enrollees, which could affect the services that states contract for with us. We cannot make any assurances that these Medicaid changes will not negatively affect the funding under our contracts.

President Obama's proposed budget for fiscal year 2013 seeks to reduce spending for federal health care programs by approximately $360 billion over the next decade. As funding under our contracts is dependent in part upon federal funding, such funding changes, if adopted, could have a significant effect upon our business.

Currently, many of the states in which we operate are facing budgetary shortfalls or changes in budgetary priorities. In addition, in some states eligibility requirements for social services clients have been tightened to stabilize the number of eligible clients and in certain instances states have implemented or are considering implementing a single point of access to care or a managed care model, which reduces the size of our potential market in those states. While many of these states are dealing with budgetary concerns by shifting costs from institutional care to home and community based care such as we provide, there is no assurance that this trend will continue.

We derive a significant amount of our revenues from a few payers, which puts us at risk.

We provide, or manage the provision of, government sponsored social services and non-emergency transportation services to individuals and families who are eligible for government assistance pursuant to federal mandate with respect to government sponsored social services and members of the disability community, or senior citizens with respect to non-emergency transportation services under various contracts with state and local governmental entities. We generate a significant amount of our revenues from a few payers under a small number of contracts. For example, in 2010 and 2011 we generated approximately 48.8% and 48.6%, respectively, of our total revenue from ten payers. Additionally, our top five payers related to our NET Services operating segment represent, in the aggregate, approximately 47%, 49% and 49%, respectively, of our NET Services operating segment revenue for the years ended December 31, 2009, 2010 and 2011. The top five payers related to our Social Services operating segment represent, in the aggregate, approximately 36%, 36% and 38%, respectively, of our Social Services operating segment revenue for the years ended December 31, 2009, 2010 and 2011. The loss of, reduction in amounts generated by, or changes in methods or regulations governing payments for our services under these contracts could materially reduce our revenue.

Our contracts are not only short-term in nature but can also be terminated prior to expiration, without cause and without penalty to the payers, and there can be no assurance that they will survive until the end of their stated terms or that upon their expiration these contracts will be renewed or extended.

Most of our contracts contain base periods of only one year. While some of them also contain options for renewal, usually successive six month or one year terms, payers are not required to extend their contracts into these option periods. In addition, a significant number of our social services contracts not only allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations) but also permit the payer to terminate the contract at any time prior to its stated expiration date. In most cases the payer may terminate the social services contract without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated. In the case of our non-emergency transportation services contracts, these contracts are only cancellable for performance after notice and a cure period that typically ranges from 180 days to 365 days in length. The failure of payers to renew or extend significant contracts or their early termination of significant contracts could adversely affect our financial performance. We cannot anticipate if, when or to what extent a payer might terminate its contract with us prior to its expiration or fail to renew or extend its contract with us.

Each of our contracts is subject to audit and modification by the payers with whom we contract, in their sole discretion.

Our business depends on our ability to successfully perform under various government funded contracts. The payers under these contracts can review our performance under these contracts, as well as our records, accounting and general business practices at any time and may, in their discretion:

- suspend or prevent us from receiving new contracts or extending existing contracts because of violations or suspected violations of procurement laws or regulations;

- terminate or modify our existing contracts;
- reduce the amount we are paid under our existing contracts; and/or
- audit and object to our contract related fees.

As a government contractor, we are subject to an increased risk of litigation and other legal actions and liabilities.

As a government contractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities not often faced by companies that do not provide government sponsored services. The occurrence of any of these actions, regardless of the outcome, could disrupt our operations and result in added expense and could limit our ability to obtain additional contracts in other jurisdictions.

A loss of our status as a licensed provider in any jurisdiction could result in the termination of a number of our contracts, which could negatively impact our revenues.

If we lost our status as a licensed provider in any jurisdiction, the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of our contracts in other jurisdictions, resulting in further contract terminations.

If we fail to satisfy our contractual obligations, we could be liable for damages and financial penalties and harm our ability to keep our existing contracts or obtain new contracts.

Our failure to comply with our contract obligations could, in addition to providing grounds for immediate termination of the contract for cause, negatively impact our financial performance and damage our reputation, which, in turn, could have a material adverse effect on our ability to obtain new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. The termination of a contract for cause could, for instance, subject us to liability for excess costs incurred by a payer in obtaining similar services from another source. In addition, our contracts require us to indemnify payers for our failure to meet standards of care, and some of them contain liquidated damages provisions and financial penalties that we must pay if we breach these contracts.

Moreover, negative results of audits by government auditors or their contractors may cause us to lose, not be considered for, or to otherwise not receive, business opportunities with government-funded or other agencies or customers.

If we fail to estimate accurately the cost of performing certain contracts, we may incur losses on these contracts.

Under our fee-for-service contracts, we receive fees based on our interactions with government sponsored clients. To earn a profit on these contracts, we must accurately estimate costs incurred in providing services. Our risk on these contracts is that our client population is not large enough to cover our fixed costs, such as rent and other overhead. Our fee-for-service contracts are not reimbursed on a cost basis and therefore, if we fail to estimate our costs accurately, we may incur losses on these contracts.

Additionally, approximately 88% of our non-emergency transportation services revenue is generated under capitated contracts with the remainder generated through fee-for service and fixed cost contracts. Under our capitated contracts, we assume the responsibility of managing the needs of a specific geographic population by contracting out transportation services to local van, cab and ambulance companies on a per ride or per mile basis. We use a "pricing model" to determine applicable contract rates, which take into account factors, such as estimated utilization, state specific data, previous experience in the state and/or with similar services, estimated volume and availability of mass transit. The amount of the fixed monthly per member per month fee is determined in the bidding process but predicated on actual historical transportation data for the subject geographic region (provided by the payer), actuarial work performed in-house as well as by third party actuarial firms and actuarial analyses provided by the payer. If the utilization of our services is more than we estimated, the contract may not be profitable.

Approximately 21.3% and 19.3% of our social services revenues or approximately 8.3% and 7.4% of our consolidated revenues for the years ended December 31, 2010 and 2011, respectively, were derived from cost based service contracts for which we record revenue based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those costs, which puts us at risk that we may be required to subsequently refund a portion of the excess funds, if any.

Our cost based service contracts require us to allow for contingencies such as budgeted costs not incurred, excess cost per service over the allowable contract rate and/or an insufficient number of encounters. For the years ended December 31, 2010 and 2011, revenues from these contracts represented approximately 8.3% and 7.4% of our total revenues for the respective period. In cases where funds paid to us exceed the allowable costs to provide services under the contracts, we may be required to pay back the excess funds.

Our results of operations will continue to fluctuate due to seasonality.

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business. In our Social Services operating segment, lower client demand for our home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, our expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. Our NET Services operating segment also experiences fluctuations in demand for our non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month based structure, our NET Services operating segment experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our home and community based services and non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

While we obtain some of our business through responses to government requests for proposals, we may not be awarded contracts through this process in the future, and contracts we are awarded may not be profitable.

We obtain, and will continue to seek to obtain, a significant portion of our business from state or local government entities. To obtain business from government entities, we are often required to respond to requests for proposals, or RFPs. To propose effectively, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within rigid and often short timetables. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process, and our proposals may not result in profitable contracts.

If we fail to establish and maintain important relationships with officials of government entities and agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenues.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP or program for privatization of social services and enhance our chances of procuring contracts with these payers. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts.

The federal government may refuse to grant consents and/or waivers necessary to permit for-profit entities to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver or withdraw approval of any granted waiver, the state or local agency will be unable to contract with a for-profit entity, such as us, to provide service. Failure by state or local agencies to obtain consents and/or waivers could adversely affect our continued business and future growth.

Our business could be adversely affected by future legislative changes that hinder or reverse the privatization of social services.

The market for our services depends largely on federal, state and local legislative programs. These programs can be modified or amended at any time. Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the federal, state and local initiatives to privatize the delivery of social services. However, there are opponents to the privatization of social services and, as a result, future privatization of social services is uncertain. If additional privatization initiatives are not proposed or enacted, or if previously enacted privatization initiatives are challenged, repealed or invalidated, our growth could be adversely impacted.

The federal government may not fund or fully implement or may repeal certain enacted healthcare reform legislation that could have a material adverse affect on the results of our operations.

We are focused on legislative trends at the federal level as the federal government has enacted healthcare reform legislation. While we believe that the passage of healthcare reform legislation in the first quarter of 2010 could accelerate the demand for our services, there can be no assurances that programs under which we provide our services will receive continued or increased funding. President Obama's 2013 fiscal year budget seeks to decrease spending for federal health care programs by $360 billion over the next decade. Such funding, if adopted, could have a significant effect upon our business. Recent judicial challenges to health care reform laws may delay or limit the implementation of health care reform and there can be no assurance of when, or if, the legislation will be fully implemented or when, and if, we will see any positive impact.

Our strategic relationships with certain not-for-profit and tax exempt entities are subject to tax and other risks.

Since some government agencies in certain of our markets prefer or require contracts for privatized social services to be administered through not-for-profit organizations, we rely on our long-term relationships with not-for-profit organizations to provide services to these government agencies. We currently maintain strategic relationships with 15 not-for-profit social services organizations with which we have management contracts of varying lengths, 13 of which are federally tax exempt organizations.

Our strategic relationships with tax exempt not-for-profit organizations are similar to those in the hospital management industry where tax exempt or faith based not-for-profit hospitals are managed by for-profit companies.

Federal tax law requires that the boards of directors of not-for-profit tax exempt organizations be independent. The boards of directors of the tax exempt not-for-profit organizations for which we provide management services have a majority of independent members. The board members are predominately selected from independent members of the local community in which the not-for-profit entity operates. Decisions regarding our business relationships with these not-for-profit entities are made by their independent board members including approving the management fees we charge to manage their organizations and any discretionary bonuses. Federal tax law also requires that the management fees we charge the not-for-profit entities we manage be fixed and at fair market rates. Typically a fairness opinion is obtained by the not-for-profit entities we manage from an independent third party valuation consultant that substantiates the fair market rates.

If the Internal Revenue Service determined that any tax exempt organization was paying more than market rates for services performed by us, the managed entity could lose its tax exempt status and owe back taxes and penalties.

Generally, under state law, not-for-profit entities may pay no more than reasonable compensation for services rendered. If the compensation paid to us by these not-for-profit entities is deemed unreasonable, then the state could take action against the not-for-profit entity which could adversely affect us.

Government unions may oppose privatizing government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win contracts to administer and manage programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. These unions could apply political pressure on legislators and other officials seeking to privatize government programs. Union opposition could result in our losing government contracts or being precluded from providing services under government contracts or maintaining or renewing existing contracts.

Inaccurate, misleading or negative media coverage could damage our reputation and harm our ability to procure government sponsored contracts.

The media sometimes provides news coverage about our contracts and the services we provide to clients. This media coverage, if negative, could influence government officials to slow the pace of privatizing government services. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to obtain government sponsored contracts.

We may incur costs before receiving related revenues, which could result in cash shortfalls.

When we are awarded a contract to provide services, we may incur expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from payers may be delayed due to billing cycles or as a result of failures to approve government budgets in a timely manner. Moreover, especially under fee for service arrangements, any resulting cash shortfall could be exacerbated if we fail to either invoice the payer or to collect our fee in a timely manner.

Our business is subject to risks of litigation.

We are in the human services and non-emergency transportation services businesses which are subject to lawsuits and claims. A substantial award could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. We can be subject to claims for negligence or intentional misconduct (in addition to professional liability type claims) by an employee or a third party we engage to assist with the provision of services, including but not limited to, claims arising out of accidents involving vehicle collisions, and various claims that could result from employees or contracted third parties driving to or from interactions with clients and while providing direct client services. We are also subject to claims alleging we did not properly treat an individual or failed to properly diagnose and/or care for a client. We can be subject to employee related claims such as wrongful discharge or discrimination or a violation of equal employment law and permitting issues. While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud, certain wage and hour violations or punitive damages, could adversely affect our cash flow and financial condition.

Furthermore, we can be subject to miscellaneous errors and omissions liability relative to the various management agreements we have with the not-for-profit entities we manage. In the event of a claim and depending on, among other things, the circumstances, allegations, and size of the management contract, we could be subject to damages that could have a material adverse impact on our financial condition and results of operations.

Our use of a reinsurance program to cover certain claims for losses suffered and costs or expenses incurred could negatively impact our business.

We are reinsured with regard to a substantial portion of our general liability, professional liability and workers' compensation insurance. We also reinsure the general liability, professional liability, workers' compensation insurance, and automobile liability of certain designated affiliated entities and independent third party transportation providers over various policy years under reinsurance programs through our two wholly-owned captive insurance subsidiaries. In the event that actual reinsured losses increase unexpectedly or exceed actuarially determined estimated reinsured losses under the program, the aggregate of such losses could materially increase our liability and adversely affect our financial condition, liquidity, cash flows and results of operations. In addition, as the availability to us of certain traditional insurance coverage diminishes or increases in cost, we will continue to evaluate the levels and types of insurance we include in our self-insurance program. Any increase to this program increases our risk exposure and therefore increases the risk of a possible material adverse effect on our financial condition, liquidity, cash flows and results of operations.

We could be subject to significant state regulation and potential sanctions if our health care benefits program is deemed to be a multiple employer welfare arrangement.

For the purpose of managing and providing employee healthcare benefits we deem ourselves to be a single employer under Section 3(5) of ERISA with regard to our own employees as well as the employees of certain of our managed entities covered by our healthcare benefit program to whom we offered healthcare benefits through June 2007. The Department of Labor or individual states could disagree with our interpretation and consider our program to be a multiple employer welfare arrangement, or MEWA, and, as such, subject to regulation by state insurance commissions. If involuntarily deemed a MEWA, our cost to manage the state-by-state regulatory environment for the self-funded portion of our health insurance program would be prohibitive and we could, as a result, elect to maintain our self-funded health insurance plan only for our owned entities, forcing the three managed entities currently included in our self-funded plan to negotiate and purchase their own health benefits. In addition, if our health care benefits program is determined to be a MEWA, civil and/or criminal sanctions are possible.

We face substantial competition in attracting and retaining experienced professionals, particularly social service professionals with respect to our social services and intellectual technology professionals with respect to our non-emergency transportation services, and we may be unable to grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain highly qualified and experienced social services professionals who possess the skills and experience necessary to deliver high quality services to our clients. Our objective of providing the highest quality of service to our clients is strongly considered when we evaluate education, experience and qualifications of potential candidates for employment as direct care and administrative staff. To that end, we attempt to hire professionals who have attained a bachelor's degree, master's degree or higher level of education and certification or licensure as direct care social services providers and administrators. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. We must quickly hire project leaders and case management personnel after a contract is awarded to us. Contract provisions and client needs determine the number, education and experience levels of social services professionals we hire. We continually evaluate client census, case loads and client eligibility to determine our staffing needs under each contract.

Our performance in our non-emergency transportation services business largely depends on the talents and efforts of our highly skilled intellectual technology professionals. Competition for skilled intellectual technology professionals can be intense. Our success depends on our ability to recruit, retain and motivate these individuals.

Our ability to attract and retain employees with the requisite experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Some of the companies with which we compete for experienced personnel have greater financial, technical, political and marketing resources, name recognition and a larger number of clients and payers than we do. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

Our success depends on our ability to manage growing and changing operations.

Since 1996, our business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of our business is such that qualified management personnel can be difficult to find. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We anticipate that we will continue making strategic acquisitions as part of our growth strategy. We have made a number of acquisitions since our inception. The success of these and other acquisitions depends in part on our ability to integrate acquired companies into our business operations. There can be no assurance that the companies acquired will continue to generate income at the same historical levels on which we based our acquisition decisions, that we will be able to maintain or renew the acquired companies' contracts, that we will be able to realize operating and economic efficiencies upon integration of acquired companies, or that the acquisitions will not adversely affect our results of operations or financial condition.

We continually review opportunities to acquire other businesses that would complement our current services, expand our markets or otherwise offer growth opportunities. In connection with our acquisition strategy, we could issue stock that would dilute existing stockholders' percentage ownership and/or we could incur or assume substantial debt or assume contingent liabilities. Acquisitions involve numerous risks, including, but not limited to, the following:

- problems assimilating the purchased operations;
- unanticipated costs and legal or financial liabilities associated with an acquisition;
- diversion of management's attention from our core businesses;
- adverse effects on existing business relationships with customers;

- entering markets in which we have limited or no experience;
- potential loss of key employees of purchased organizations;
- the incurrence of excessive leverage in financing an acquisition;
- failure to maintain and renew contracts;
- unanticipated operating, accounting or management difficulties in connection with an acquisition; and
- dilution to our earnings per share.

We cannot assure you that we will be successful in overcoming problems encountered in connection with any acquisition and our inability to do so could disrupt our operations and adversely affect our business.

Changes in the accounting method for business combinations may have an adverse impact on our reported or future financial results.

For the years ended December 31, 2008 and prior, we capitalized substantially all acquisition-related costs such as attorney's fees and accountant's fees, as well as contingent consideration to the seller as part of the purchase price.

Beginning with the year ended December 31, 2009, with respect to business acquisitions we complete, we are required to: expense acquisition related costs as incurred; record contingent consideration at fair value at the acquisition date with subsequent changes in fair value to be recognized in the income statement; and recognize any adjustments to the purchase price allocation as a period cost in our income statement under accounting principles generally accepted in the United States.

Our success depends on our ability to compete effectively in the marketplace.

In our social services business, we compete for clients and for contracts with a variety of organizations that offer similar services. Most of our competition consists of local social services organizations that compete with us for local contracts such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children's Services and the Salvation Army. Other competitors include local not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. We also compete with larger companies, such as Res-Care, Inc., which provides support services, training and educational programs predominantly to Medicaid eligible beneficiaries. National Mentor, Inc. is the country's largest provider of foster care services and competes with us in existing markets for foster care services. In addition, many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc. and The Devereaux Foundation. Some of these companies have greater financial, technical, political, marketing, name recognition and other resources and a larger number of clients and/or payers than we do. In addition, some of these companies offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into the markets in which we operate our social services business. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

We compete with a variety of organizations that provide similar non-emergency transportation services to Medicaid eligible beneficiaries in local markets such as American Medical Response, Coordinated Transportation Solutions, Inc., First Transit, Inc., Medical Transportation Management Inc., MV Transportation, Inc., and Southeast Trans. Our competitors largely compete for smaller-scale contract opportunities that encompass smaller geographic areas. For example, most of our competitors seek to win contracts for specific counties, whereas we seek to win contracts for the entire state. If these competitors begin to compete on a larger scale basis, it could result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Our business is subject to state licensing regulations and other regulatory provisions, including regulatory provisions governing surveys, audits, anti-kickbacks, self-referrals, false claims and The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and changes to or violations of these regulations could negatively impact our revenues.

In many of the locations where we operate, we are required by state law to obtain and maintain licenses. The applicable state and local licensing requirements govern the services we provide, the credentials of staff, record keeping, treatment planning, client monitoring and supervision of staff. The failure to maintain these licenses or the loss of a license could have a material adverse impact on our business and could prevent us from providing services to clients in a given jurisdiction. Most of our contracts are subject to surveys or audit by our payers. We are also subject to regulations that restrict our ability to contract directly with a government agency in certain situations. Such restrictions could affect our ability to contract with certain payers. In addition, we are or may be subject to anti-kickback, self-referral and false claim laws. Violations of these laws may result in significant penalties, including repayment of any amounts alleged to be overpayments or in violation of such laws, criminal fines, civil money penalties, damages, imprisonment, a ban from participation in federally funded healthcare programs and/or bans from obtaining government contracts. Such fines and other penalties could negatively impact our business by decreasing profits due to repayment of overpayments or from the imposition of fines and damages, damaging our reputation and diverting our management resources.

Due to our access, use or disclosure of health information relating to individuals, we are subject to the privacy mandates of HIPAA. HIPAA mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the nation's healthcare system. HIPAA requires the United States Department of Health and Human Services, or DHHS, to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment, eligibility and remittance advices, or "transaction standards," privacy of individually identifiable health information, or "privacy standards," security of individually identifiable health information, or "security and standards," electronic signatures, as well as unique identifiers for providers, employers, health plans and individuals and enforcement. Final regulations have been issued by DHHS for the privacy standards, transaction standards and security standards. Compliance with the privacy standards became mandatory in April 2003, compliance with the transaction standards became mandatory in October 2003 (although full implementation was delayed with respect to the Medicare program until October 2005), and compliance with the security standards became mandatory in April 2005.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS's policies for determining violations and calculating civil money penalties, how DHHS will address the statutory limitations on the imposition of civil monetary penalties, and various procedural issues.

On February 17, 2009, the HITECH Act was enacted as part of ARRA to, among other things, extend certain of HIPAA's obligations to "business associates," impose new notice of privacy breach reporting obligations, extend enforcement powers to state attorney generals and amend the HIPAA privacy and security laws to strengthen the civil and criminal enforcement of HIPAA, establishing four categories of violations that reflect increasing levels of culpability, four corresponding tiers of penalty amounts that significantly increase the minimum penalty amount for each violation, and a maximum penalty amount of $1.5 million for all violations of an identical provision.

As a healthcare provider, we are required to comply in our operations with these standards as applicable and are subject to significant civil and criminal penalties for failure to do so, including the increased penalties under HITECH. In addition, in connection with providing services to customers that also are healthcare providers, we could be considered "business associates" and as such are required to provide satisfactory written assurances to those customers that we will provide those services in accordance with the privacy standards and security standards. Moreover, as business associates, HITECH now imposes certain direct compliance obligations upon us. HIPAA has required and will require significant and costly changes for our company and others in the healthcare industry.

We have appointed an internal committee to maintain our privacy and security policies regarding client information in compliance with HIPAA. This committee is responsible for training our employees, including our regional and local managers and staff, to comply with HIPAA and monitoring compliance with the policy. The costs associated with our ongoing compliance could be substantial, which could negatively impact our profitability.

Our business is subject to security breaches and attacks.

We provide human services and therefore our information technology systems store customer information protected by numerous federal and state regulations. Since our systems include interfaces to third-party stakeholders, often connected via the Internet, we are subject to cybersecurity risks. The nature of our business, where services are often performed outside a secured location, adds additional risk. While we have implemented measures to detect and prevent security breaches and cyber-attacks, our measures may not be effective. Any security breach or loss of data could adversely affect our business and, as a result, we could incur liability, regulatory actions, fines or litigation.

Our international operations expose us to various risks, any number of which could harm our business.

We operate in Canada through our wholly-owned subsidiary, WCG International Consultants Ltd., and as a result, we are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include, among other things:

- economic downturns;
- changes in or interpretations of local law, governmental policy or regulation;
- restrictions on the transfer of funds into or out of the country;
- varying tax systems;
- delays from doing business with governmental agencies;
- nationalization of foreign assets; and
- government protectionism.

We intend to continue to evaluate opportunities to establish new operations in Canada. One or more of the foregoing factors could impair our current or future operations and, as a result, harm our overall business.

We operate in multiple tax jurisdictions and we are taxable in most of them and face the risk of double taxation if one jurisdiction does not acquiesce to the tax claims of another jurisdiction.

We currently operate in the United States and Canada and are subject to income taxes in those countries and the specific states and/or provinces where we operate. In the event one taxing jurisdiction disagrees with another taxing jurisdiction, we could experience temporary or permanent double taxation and increased professional fees to resolve taxation matters.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

We lease our approximately 11,000 square foot corporate office building in Tucson, Arizona under a five year lease, with two additional three year renewal options. The lease is currently in its second year. The monthly base rental payment under this lease as of December 31, 2011 in the amount of approximately $18,100 is subject to an annual Consumer Price Index adjustment increase over the initial term of the lease. We also lease office space for other administrative services in Tucson. The lease terms vary and are in line with market rates. In connection with the performance of our contracts and the contracts of our managed entities within our Social Services operating segment, we lease 317 offices and the entities we manage lease 109 offices for management and administrative functions. In connection with the performance of our contracts within our NET Services operating segment, we lease 33 offices for management and administrative functions. The lease terms vary and are generally at market rates.

We acquired a 5,760 square foot office building in Pottsville, Pennsylvania in connection with the acquisition of Providence Community Services, Inc. (formerly known as Pottsville Behavioral Counseling Group, Inc.), which is free of any mortgage. Additionally, with the acquisition of ReDCo, we acquired approximately 40 buildings in Pennsylvania which are free from any mortgages.

In July 2010, we purchased land and a 46,188 square foot four-story shell building adjacent to our corporate office for cash. We expect to utilize the building for certain information technology operations and sublease and/or sell other space within the building. With this additional space we believe that our properties are adequate for our current business needs. Further, we believe that we can obtain adequate space to meet our foreseeable business needs.

Item 3. *Legal Proceedings.*

Although we believe we are not currently a party to any material litigation, we may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market for our common stock

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on NASDAQ under the symbol "PRSC" since August 19, 2003. Prior to that time there was no public market for our common stock. As of March 12, 2012, there were six holders of record of our common stock. The following table sets forth the high and low sales prices per share of our common stock for the period indicated, as reported on NASDAQ Global Select Market:

	High	Low
2011		
Fourth Quarter	$14.20	$ 9.36
Third Quarter	$13.51	$ 8.35
Second Quarter	$15.09	$11.34
First Quarter	$18.00	$13.38
2010		
Fourth Quarter	$18.27	$15.13
Third Quarter	$16.65	$11.88
Second Quarter	$18.57	$13.74
First Quarter	$16.83	$11.28

Stock Performance Graph

The following graph shows a comparison of the cumulative total return for our Common Stock, Nasdaq Health Index and Russell 2000 Index assuming an investment of $100 in each on December 31, 2006.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Providence Service Corporation, the Russell 2000 Index, and the NASDAQ Health Services Index
$120
$100
$80
$60
$40
$20
$0
12-06
12-07
12-08
12-09
12-10
12-11
Providence Service Corporation
Russell 2000
NASDAQ Health Services

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Dividends

We have not paid any cash dividends on our common stock and do not plan to pay dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our credit agreement. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

Item 6. *Selected Financial Data.*

The following table sets forth selected consolidated financial data, other financial data and other data. The selected consolidated financial data for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated financial data for the years ended December 31, 2007 and 2008 and as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this report. You should read this information with our consolidated financial statements and the related notes and Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this report.

	Fiscal Year Ended December 31,				
	2007(4)(10)	2008(1)(4)(7)(10)	2009(1)(9)(10)	2010(9)(10)	2011(1)(4)(9)(10)(12)
	(dollars in thousands)				
Statement of operations data:					
Revenues:					
Home and community based services	$216,583	$ 258,003	$289,007	$292,735	$314,556
Foster care services	25,648	32,343	37,284	35,548	34,204
Management fees	20,069	20,217	14,447	13,638	12,679
Non-emergency transportation services	22,867	381,107	460,275	537,776	581,541
Total revenues	285,167	691,670	801,013	879,697	942,980
Operating expenses:					
Client service expense	204,021	253,652	275,126	289,152	304,407
Cost of non-emergency transportation services	19,570	356,271	415,300	474,129	539,417
General and administrative expense	30,875	48,412	44,010	46,461	48,861
Asset impairment charges	—	169,930	—	—	—
Depreciation and amortization	4,989	12,722	12,852	12,652	13,656
Total operating expenses	259,455	840,987	747,288	822,394	906,341
Operating income (loss)	25,712	(149,317)	53,725	57,303	36,639
Non-operating (income) expenses					
Interest expense, net	1,601	18,599	20,432	16,011	10,001
Loss on extinguishment of debt	—	—	—	—	2,464
(Gain) on bargain purchase	—	—	—	—	(2,711)
Income (loss) before income taxes	24,111	(167,916)	33,293	41,292	26,885
Provision (benefit) for income taxes	9,722	(12,311)	12,167	17,665	9,945
Net income (loss)	$ 14,389	$(155,605)	$ 21,126	$ 23,627	$ 16,940

	Fiscal Year Ended December 31,				
	2007(4)	2008(4)(7)	2009	2010(11)	2011(4)(11)
	(dollars in thousands, except per share data and "Other data")				
Net earnings (loss) per share data:					
Diluted	$ 1.19	$ (12.42)	$ 1.60	$ 1.78	$ 1.27
Weighted average shares outstanding:					
Diluted	12,047	12,532	13,211	14,965	13,322
Other financial data:					
Managed entity revenue(1) (unaudited)	$ 225,018	$ 242,855	$ 216,628	$ 209,781	$ 183,203
Other data(2) (unaudited):					
States served(2)	38	43	43	43	42
Locations	410	438	427	435	501
Employees	9,864	10,473	10,414	10,309	10,555
Direct	5,572	6,271	7,015	6,983	7,596
Managed	4,292	4,202	3,399	3,326	2,959
Contracts	958	1,039	1,005	982	972
Direct	638	716	734	704	709
Managed	320	323	271	278	263
Clients(3)	7,276,195	6,413,756	7,778,983	8,310,056	11,399,520
Direct	52,570	62,820	62,213	58,088	60,956
Managed	23,625	24,494	19,645	19,766	19,662
Non-emergency transportation services(3)	7,200,000	6,326,442	7,697,125	8,232,202	11,318,902

	As of December 31,				
	2007(5)(6)	2008(7)	2009(8)	2010(8)	2011(12)
	(dollars in thousands)				
Balance sheet data:					
Cash and cash equivalents	$ 35,379	$ 29,364	$ 51,157	$ 61,261	$ 43,184
Total assets	551,984	365,663	383,107	386,933	379,053
Total current liabilities	96,416	90,207	117,153	113,693	106,887
Long-term obligations, less current portion	236,469	223,494	186,732	164,190	140,493
Other liabilities	30,790	14,071	16,884	20,301	22,650
Total stockholders' equity	188,309	37,891	62,338	88,749	109,023

(1) Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we provide substantially all administrative functions for these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size of the operations under our administration and can help them understand trends in our management fee revenue. As a result of our acquisition of substantially all of the assets in Illinois and Indiana of CCC on September 30, 2008, we began consolidating the financial results of these operations on October 1, 2008, the impact of which partially offset the increase in managed entity revenue for 2008 as compared to 2007 by approximately $2.9 million and resulted in a decrease in managed entity revenue of approximately $9.5 million for 2009 as compared to 2008. An additional decrease of $14.0 million was attributable to a managed entity for which we ceased providing significant services beginning in 2009. The increase in management fees for 2008 as compared to 2007 was partially offset by approximately $731,000 due to our acquisition and consolidation of substantially all of the assets in Illinois and Indiana of CCC in September 2008. The impact of this acquisition and the effect of changes made to management services arrangements with certain of our managed entities effective January 1, 2009 resulted in a decrease in management fees revenue of approximately $5.8 million for 2009 as compared to 2008.

The decrease in management fees for 2010 as compared to 2009 was primarily attributable to one of our managed entities disposing of assets resulting in less revenue earned by the entity. Our management fees are based on the managed entity's revenue and resulted in a decrease in our management fees. As a result of our acquisition of ReDCo on June 1, 2011, we began consolidating the financial results of this entity, which resulted in a decrease in management entity revenue of approximately $31.3 million for 2011 as compared to 2010, as well as a decrease in management fees of approximately $1.1 million for 2011 as compared to 2010. Additionally, this acquired entity contributed $20.3 million of home and community based service revenue during 2011.

(2) "States served," "Locations," "Employees" and "Contracts" data are as of the end of the period for owned and managed entities. "Clients" data represents the number of clients served during the last month of the period presented for owned and managed entities except for non-emergency transportation services where the data represents the number of members enrolled under our non-emergency transportation capitated contracts as of the end of the last month of the period presented. "States served" excludes the District of Columbia and British Columbia. "Direct" refers to the employees, contracts and clients related to contracts made directly with payers. "Managed" refers to the employees, contracts and clients related to management agreements with not-for-profit organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.

(3) Non-emergency transportation services clients represent the number of individuals eligible to receive non-emergency transportation services.

(4) Several acquisitions were completed in the fiscal years ended December 31, 2007, 2008 and 2011, which affected the comparability of the information reflected in the selected financial data. See the year-to-year analysis included in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report for more information.

(5) In February 2007, our board of directors approved a stock repurchase program whereby we may repurchase shares of our common stock from the open market from time to time. As of December 31, 2007, we spent approximately $10.9 million to purchase 462,500 shares of our common stock in the open market under this program. The shares of our common stock repurchased were placed into treasury. No shares of our common stock were repurchased under this program during 2008, 2009, 2010 and 2011.

(6) As a result of our acquisition activity during 2007, we incurred approximately $243.0 million of debt obligations by issuing $70.0 million of the subordinated notes and drawing down $173.0 million under our credit and guaranty agreement with CIT Healthcare LLC.

(7) Due to the significant and sustained decline in our market capitalization and the uncertainty in the state payer environment as well as the impact of related budgetary decisions on our earnings, we initiated asset impairment tests and, based on the results, we recorded asset impairment charges totaling approximately $169.9 million related to our goodwill and other intangible assets for the year ended December 31, 2008.

(8) In the fourth quarter of 2009 and the first quarter of 2010, we prepaid $20.0 million and $5.0 million, respectively, of our term loan debt under the credit and guaranty agreement, as amended. Our current and long-term debt obligations decreased to approximately $182.3 million at December 31, 2010 from $204.2 million at December 31, 2009 and from $237.8 million at December 31, 2008.

(9) Non-emergency transportation services revenue for 2009, 2010 and 2011 was positively impacted by the effect of membership increases related to new and existing contracts and negotiated rate increases throughout a number of contracts due to increased utilization, program enhancements and future projected program costs. In addition, utilization of our education and other school-based programs increased significantly in 2009 compared to the utilization levels in 2008. For a more detailed discussion of the effects of the events noted above on our revenue and operating margin for 2011 as compared to 2010 and 2010 as compared to 2009, see the year-to-year analysis included in Item 7 "Management's Discussion of Financial Condition and Results of Operations" of this report.

(10) Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2007, 2009, 2010 and 2011 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. In 2011, these items were partially offset by the impact of the gain on bargain purchase of approximately $2.7 million related to a June 2011 acquisition, recorded net of deferred taxes, which is not subject to income taxation. Additionally, in 2009, these items were partially offset by total tax benefits of

$1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns. The $1.4 million true up was primarily attributable to reconciling our estimated liabilities using a blended state tax rate to actual state tax return amounts. For 2008, approximately $133.2 million of the total goodwill impairment charge of approximately $156.7 million was not deductible for income tax purposes as the goodwill was related to our acquisition of the equity interest in several businesses. As a result, our effective income tax rate for 2008 decreased.

(11) The decrease in the number of direct clients served from 2009 to 2010 was primarily due to the termination of certain programs and a change in eligibility requirements related to our work force development services. The increase in the number of individuals eligible to receive non-emergency transportation services from 2008 to 2011 is due to the population growth of Medicaid eligible beneficiaries as well as the impact of new contracts.

(12) On March 11, 2011, we replaced the then existing credit facility with a new credit facility and paid all amounts due under the old credit facility with cash in the amount of $12.3 million and proceeds from the new credit facility. The new credit agreement provides us with a senior secured credit facility in aggregate principal amount of $140.0 million, comprised of a $100.0 million term loan facility and a $40.0 million revolving credit facility. In conjunction with the termination of the previous credit facility, we recorded a loss on extinguishment of debt in 2011 of approximately $2.5 million.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6, entitled, "Selected Financial Data" and our consolidated financial statements and related notes included in Item 8 of this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth in Item 1A, entitled, "Risk Factors" and elsewhere in this report may cause actual results to differ materially from those projected in the forward-looking statements.

Overview of our business

We provide government sponsored social services directly and through not-for-profit social services organizations whose operations we manage, and we arrange for and manage non-emergency transportation services. As a result of and in response to the large and growing population of eligible beneficiaries of government sponsored social services and non-emergency transportation services, increasing pressure on governments to control costs and increasing acceptance of privatized social services, we have grown both organically and by consummating strategic acquisitions.

We believe our business model enables us to be nimble in the face of uncertain market conditions. We are focused on legislative trends both at the federal and state levels as the federal government has enacted healthcare reform legislation. We believe that the passage of healthcare reform legislation in the first quarter of 2010 could accelerate the demand for our services.

While we believe we are well positioned to benefit from healthcare reform legislation and to offer our services to a growing population of individuals eligible to receive our services, there can be no assurances that programs under which we provide our services will receive continued or increased funding. Additionally, there can be no assurance of when the legislation will be implemented or when, and if, we will see any positive impact.

We completed our 2011-2012 social services contract renewal cycle with substantially all contracts renewed and with relatively stable rates. With respect to our non-emergency transportation management services segment, or NET Services, we were awarded six of the nine incumbent contracts in Arkansas, Connecticut, Delaware, Pennsylvania, South Carolina and Virginia (one of our largest contracts). Two of the nine incumbent contracts in Georgia and Nevada have yet to be finalized as they are subject to or under protest by competitors in these states. Moreover, we lost one incumbent contract in Colorado. In addition, we added new contracts in Michigan, Missouri, New York, Wisconsin and Texas. Additionally, our new contract awards, and some of our renewed contracts, have come at lower margins relative to historical amounts.

While we believe we are positioned to potentially benefit from recent trends that favor our in-home provision of social services, budgetary pressures still exist that could reduce funding for the services we provide. For example, President Obama's proposed budget for fiscal year 2013 seeks to reduce spending for federal health care programs by approximately $360 billion over the next decade. As funding under our contracts is dependent in part upon federal funding, such funding changes, if adopted, could have a significant effect upon our business. We believe our business model allows us to make adjustments to help mitigate state budget pressures that are impacted by federal spending and system reforms that could challenge our overall profit margins.

As of December 31, 2011, we provided social services directly to approximately 61,000 clients, and had approximately 11.3 million individuals eligible to receive services under our non-emergency transportation services contracts. We provided services to these clients from almost 400 locations in 42 states, the District of Columbia and British Columbia.

Our working capital requirements are primarily funded by cash from operations and borrowings from our credit facility, which provides funding for general corporate purposes and acquisitions. We remain focused on reducing our debt and in March 2011 we replaced our then existing credit facility with a new credit agreement and repurchased approximately $20.0 million in principal amount of the 6.5% Convertible Senior Subordinated Notes due 2014, or the Notes, during YTD 2011 as discussed in further detail below under the heading entitled Liquidity and capital resources—*Obligations and commitments.*

How we grow our business and evaluate our performance

Our business has grown internally through organic expansion into new markets, increases in the number of clients served under contracts we or the entities we manage are awarded, and externally through acquisitions.

We typically pursue organic expansion into markets that are contiguous to our existing markets or where we believe we can quickly establish a significant presence. When we expand organically into a market, we typically have no clients or perform no management services in the market and are required to incur start-up costs including the costs of space, required permits and initial personnel. These costs are expensed as incurred and our new offices can be expected to incur losses for a period of time until we adequately grow our revenue from clients or management fees.

We continue to selectively identify and pursue strategic acquisitions in markets where we see opportunities but where we lack the contacts and/or personnel to make a successful organic entry. Unlike organic expansion which involves start-up costs that may dilute earnings, expansion through acquisitions have generally been accretive to our earnings. However, we bear financing risk and where debt is used, the risk of leverage by expanding through acquisitions. We also must integrate the acquired business into our operations which could disrupt our business and we may not be able to realize operating and economic synergies upon integration. Finally, our acquisitions may involve purchase prices in excess of the fair value of tangible assets and cash or receivables. This excess purchase price is allocated to intangible assets, including goodwill, and is subject to periodic evaluation and impairment or other write downs that are charges against our earnings. There are no assurances, however, that we will complete acquisitions in the future or that any completed acquisitions will prove profitable for us.

In all our markets we focus on several key performance indicators in managing our business. Specifically, we focus on growth in the number of clients served, as that particular metric is the key driver of our revenue growth. We also focus on the number of employees and the amount of outsourced transportation cost as these items are our most important variable costs and the key to the management of our operating margins.

Acquisition

On June 1, 2011, we acquired all the equity interest of The ReDCo Group, Inc., or ReDCo. ReDCo is a Pennsylvania corporation that provides home and community based services. The purchase price of $605,000 was funded by our cash flow from operations. Additionally, we repaid ReDCo's debt of approximately $8.0 million in connection with the acquisition. Historically, we have provided various management services to ReDCo for a fee under a management services agreement. This acquisition further expands our home and community based services in Pennsylvania.

How we earn our revenue

We operate in two segments: Social Services and Non-Emergency Transportation Services, or NET Services.

Social Services

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries, HMOs, commercial insurers, and from our management contracts with not-for-profit social services organizations. The government entities that pay for our services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of the contracts where we provide social services directly, we are paid an hourly fee. In other such situations, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. These revenues are presented in our consolidated statements of operations as either revenue from home and community based services or foster care services.

Where we contract to manage the operations of not-for-profit social services organizations, we receive a management fee that is either based upon a percentage of the revenue of the managed entity or a predetermined fee. These revenues are presented in our consolidated statements of operations as management fees. Because we provide substantially all administrative functions for these entities and our management fees are largely dependent upon their revenues, we also monitor for management and disclosure purposes the revenues of the entities we manage. We refer to the revenues of these entities as managed entity revenue.

NET Services

Where we provide non-emergency transportation management services, we contract with state Medicaid and local agencies, regional and medical hospital systems or private managed care companies. Most of our contracts for non-emergency transportation management services are capitated (where we are paid on a per member per month basis for each eligible member). We do not direct bill for services under our capitated contracts as our revenue is based on covered lives. Our school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis. These revenues are presented in our consolidated statements of operations as non-emergency transportation services revenue.

Critical accounting policies and estimates

General

In preparing our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, we are required to make estimates and judgments that affect the amounts reflected in our financial statements. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. However, actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies most important to the portrayal of our financial condition and results of operations. These policies require our most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters inherently uncertain. Our most critical accounting policies pertain to revenue recognition, accounts receivable and allowance for doubtful accounts, accounting for business combinations, goodwill and other intangible assets, accrued transportation costs, accounting for management agreement relationships, loss reserves for certain reinsurance and self-funded insurance programs, stock-based compensation and income taxes. We have reviewed our critical accounting estimates with our board of directors, audit committee and disclosure committee.

Revenue recognition

We recognize revenue at the time services are rendered at predetermined amounts stated in our contracts and when the collection of these amounts is considered to be reasonably assured.

At times we may receive funding for certain services in advance of services actually being rendered. These amounts are reflected in the accompanying consolidated balance sheets as deferred revenue until the actual services are rendered.

As services are rendered, documentation is prepared describing each service, time spent, and billing code under each contract to determine and support the value of each service provided. This documentation is used as a basis for billing under our contracts. The billing process and documentation submitted under our contracts vary among our payers. The timing, amount and collection of our revenues under these contracts are dependent upon our ability to comply with the various billing requirements specified by each payer. Failure to comply with these requirements could delay the collection of amounts due to us under a contract or result in adjustments to amounts billed.

The performance of our contracts is subject to the condition that sufficient funds are appropriated, authorized and allocated by each state, city or other local government. If sufficient appropriations, authorizations and allocations are not provided by the respective state, city or other local government, we are at risk of immediate termination or renegotiation of the financial terms of our contracts.

Social Services segment

Fee-for-service contracts. Revenue related to services provided under fee-for-service contracts is recognized at the time services are rendered and collection is determined to be probable. Such services are provided at established billing rates. Fee-for-service contracts represented approximately 68.1% and 71.1% of our Social Services operating segment revenue for 2010 and 2011, respectively.

Cost based service contracts. Revenue from our cost based service contracts is recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred or excess cost per service over the allowable contract rate. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. We annually submit projected costs for the coming year which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, we submit cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to us for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may take several years from the date we submit the cost report. In cases where funds paid to us exceed the allowable costs to provide services under contract, we may be required to pay back the excess funds.

Our cost reports are routinely audited by our payers on an annual basis. We periodically review our provisional billing rates and allocation of costs and provide for estimated adjustments from the contracting payers. We believe that adequate provisions have been made in our consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts, which historically have not been material, are recorded in our consolidated statement of operations in the year of settlement. Cost based service contracts represented approximately 21.3% and 19.3% of our Social Services operating segment revenue for 2010 and 2011, respectively.

Annual block purchase contract. Our annual block purchase contract with The Community Partnership of Southern Arizona, referred to as CPSA, requires us to provide or arrange for behavioral health services to eligible populations of beneficiaries as defined in the contract. We must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. We are obliged to provide services only to those clients with a demonstrated medical necessity. Our annual funding allocation amount is subject to increase when our encounters exceed the contract amount; however, such increases in the annual funding allocation amount are subject to government appropriation and may not be approved. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a specified limit to the level of services that may be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, we are at-risk if the costs of providing necessary services exceed the associated reimbursement.

We are required to regularly submit service encounters to CPSA electronically. On an on-going basis and at the end of CPSA's June 30 fiscal year, CPSA is obligated to monitor the level of service encounters. If the encounter data is not sufficient to support the year-to-date payments made to us, unless waived, CPSA has the right to prospectively reduce or suspend payments to us.

For revenue recognition purposes, our service encounter value (which represents the value of actual services rendered) must equal or exceed 90% of the revenue recognized under our annual block purchase contract for the contract year. The remaining 10% of revenue recognized in each reporting period represents payment for network overhead administrative costs incurred in order to fulfill our obligations under the contract. Administrative costs include, but are not limited to, intake services, clinical liaison oversight for each behavioral health recipient, cultural liaisons, financial assessments and screening, data processing and information systems, staff training, quality and utilization management functions, coordination of care and subcontract administration.

We recognize revenue from our annual block purchase contract which correlates to the service encounter value. If our service encounter value is less than 90% of the amounts received from CPSA for the contract year, unless waived, we recognize revenue equal to the service encounter value and record a liability for any excess amounts received. CPSA has not reduced, withheld, or suspended any material payments that have not been subsequently reimbursed. We believe our encounter data is sufficient to have earned all amounts recorded as revenue under this contract.

If our service encounter value equals 90% of the amounts received from CPSA for the contract year, we recognize revenue at the contract amount, which is one-twelfth of the established annual contract amount each month.

If our service encounter value exceeds 90% of the contract amount, we recognize revenue in excess of the annual funding allocation amount if collection is reasonably assured. We evaluate factors regarding payment probability related to the determination of whether any such additional revenue over the contractual amount is considered to be reasonably assured.

The terms of the contract may be reviewed prospectively and amended as necessary to ensure adequate funding of our contractual obligations; however, we cannot guarantee amendments will be completed or that funding will be adequate. Our revenues under the annual block purchase contract for 2010 and 2011 represented approximately 6.7% and 6.1%, respectively, of our Social Services operating segment revenues for each year.

Management agreements. We maintain management agreements with a number of not-for-profit social services organizations whereby we provide certain management services for these organizations. In exchange for our services, we receive a management fee that is either based on a percentage of the revenues of these organizations or a predetermined fee. Management fees earned under our management agreements represented approximately 4.0% and 3.5% of our Social Services operating segment revenue for 2010 and 2011, respectively.

The costs associated with generating our management fee revenue are accounted for in client service expense and in general and administrative expense in our consolidated statements of operations.

NET Services segment

Capitation contracts. Approximately 88% of our non-emergency transportation services revenue is generated under capitated contracts where we assume the responsibility of meeting the transportation needs of a specific geographic population. Revenues under capitation contracts with our payers result from per-member monthly fees based on the number of participants in our payer's program. Aggregate revenue from our top five payers for 2010 and 2011 represented approximately 49% of our NET Services operating segment revenue for such period.

Fee-for-service contracts. Revenues earned under fee-for-service contracts are recognized when the service is provided. Revenue under these types of contracts is based upon contractually established billing rates less allowance for contractual adjustments. Estimates of contractual adjustments are based upon payment terms specified in the related agreements.

Accounts receivable and allowance for doubtful accounts

Clients are referred to us through governmental social services programs and we only provide services at the direction of a payer under a contractual arrangement. These circumstances have historically minimized any uncollectible amounts for services rendered. However, we recognize that not all amounts recorded as accounts receivable will ultimately be collected.

We record all accounts receivable amounts at their contracted amount, less an allowance for doubtful accounts. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to cover the risk that an account will not be collected. We regularly evaluate our accounts receivable, especially receivables that are past due, and reassess our allowance for doubtful accounts based on specific client collection issues. We pay particular attention to amounts outstanding for 365 days and longer. Any account receivable older than 365 days is deemed uncollectible and written off or fully reserved unless we have specific information from the payer that payment for those amounts is forthcoming or other evidence which we believe supports the collection of amounts older than 365 days. In circumstances where we are aware of a specific payer's inability to meet its financial obligation, we record a specific addition to our allowance for doubtful accounts to reduce the net recognized receivable to the amount we reasonably expect to collect.

Under certain of our contracts, billings do not coincide with revenue recognized on the contract due to payer administrative issues. These unbilled accounts receivable represent revenue recorded for which no amount has been invoiced and for which we expect an invoice will not be provided to the payer within the normal billing cycle. All unbilled amounts are expected to be billed within one year.

Our write-off experience for 2010 and 2011 was less than 1.0% of revenue.

Accounting for business combinations, goodwill and other intangible assets

When we consummate an acquisition we separately value all acquired identifiable intangible assets apart from goodwill in accordance with Accounting Standards Codification, or ASC, Topic 805-*Business Combinations*. We analyze the carrying value of goodwill at the end of each fiscal year. In connection with our year-end asset impairment test, we reconcile the aggregate fair value of our reporting units to our market capitalization including a reasonable control premium. As part of this annual impairment test, we also compare the fair value of each reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, there is an indication of impairment. If an indication of impairment is identified, the impairment loss, if any, is measured by comparing the implied fair value of the reporting unit's goodwill with its carrying value. In calculating the implied fair value of the reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other identifiable assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying value of goodwill exceeds its implied fair value.

Similarly conducted interim impairment tests may also be required in advance of our annual impairment test if events occur or circumstances change that would more likely than not reduce the fair value, including goodwill, of one or more of our reporting units below the reporting unit's carrying value. Such circumstances could include but are not limited to: (1) a significant adverse change in legal factors or in the climate of our business, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

In determining whether or not we had goodwill impairment to report for the years ended December 31, 2011, 2010 and 2009, we considered both a market-based valuation approach and an income-based valuation approach when estimating the fair values of our reporting units with goodwill balances as of such dates. In arriving at the fair value of the reporting units, greater weight was attributed to the market approach than the income approach as we place less confidence on the forecasted results after 2012. We weighted the market-based valuation results at 75% and the income-based valuation results at 25% for the majority of our reporting units, which was consistent with our weighting methodology in 2009 and 2010. Under the market approach, the fair value of the reporting unit is determined using one or more methods based on current values in the market for similar businesses. Under the income approach, the fair value of the reporting unit is based on the cash flow streams expected to be generated by the reporting unit over an appropriate period and then discounting the cash flows to present value using an appropriate discount rate. The income approach is dependent on a number of significant management assumptions, including estimates of future revenue and expenses, growth rates and discount rates. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether existing goodwill is impaired could change and result in a material effect on our consolidated financial position or results of operations.

Based on the results of our asset impairment test completed as of December 31, 2009, 2010 and 2011, we determined that none of our goodwill was impaired. The assumptions used to estimate fair value were based on estimates of future revenue and expenses incorporated in our current operating plans, growth rates and discounts rates, our interpretation of current economic indicators and market valuations. Significant assumptions and estimates included in our current operating plans were associated with revenue growth, profitability, and related cash flows. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions of the reporting units. We also considered assumptions that market participants may use. By their nature, these projections and assumptions are uncertain. Potential events and circumstances that could have an adverse effect on our assumptions include the lack of sufficient funds allocated by our state and local government payers to compensate us for the level of services we currently provide or the potential increased level of service we may be required to provide in the future due to the impact of the current economic downturn, and loss of a significant contract. The fair values of our other reporting units were in excess of their carrying values.

In connection with our acquisitions, we allocate a portion of the purchase consideration to management contracts, customer relationships, restrictive covenants, software licenses and developed technology based on the direct or indirect contribution to future cash flows on a discounted cash flow basis expected from these intangible assets over their respective useful lives.

We assess whether any relevant factors limit the period over which acquired assets are expected to contribute directly or indirectly to future cash flows for amortization purposes and determine an appropriate useful life for acquired customer relationships based on the expected period of time we will provide services to the payer. While we use discounted cash flows to value intangible assets, we have elected to use the straight-line method of amortization to determine amortization expense. If applicable, we assess the recoverability of the unamortized balance of our long-lived assets based on undiscounted expected future cash flows. If the review indicates that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of any long-lived asset is recognized as an impairment loss.

Accrued transportation costs

Transportation costs are estimated and accrued in the month the services are rendered by outsourced providers utilizing gross reservations for transportation services less cancellations, and average costs per transportation service by customer contract. Average costs per contract are derived by utilizing historical cost trends. Actual costs relating to a specific accounting period are monitored and compared to estimated accruals. Adjustments to those accruals are made based on reconciliations with actual costs incurred.

Accounting for management agreement relationships

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social services organizations, we sometimes enter into management contracts with not-for-profit social services organizations where we provide them with administrative, program and other management services. These not-for-profit organizations contract directly with state and local agencies to provide a variety of community based mental health and foster care services to children and adults. Each of these organizations is separately incorporated and, with respect to the Internal Revenue Code Section 501(c)(3) entities, organized with its own independent board of directors.

Our management agreements with these not-for-profit organizations typically:

- require us to provide management, accounting, advisory, supportive, consultative and administrative services;
- require us to provide the necessary resources to effectively manage the business and services provided;
- require that we hire, supervise and terminate personnel, review existing personnel policies and assist in adopting and implementing progressive personnel policies; and
- compensate us with a management fee in exchange for the services provided.

All of our management services are subject to the approval or direction of the managed entities' board of directors.

We have concluded that our management agreements do not meet the provisions of ASC Topic 810, "*Consolidation*", or ASC 810, thus the operations of these organizations are not consolidated with our operations. We will evaluate the impact of the provisions of ASC 810, if any, on future acquired management agreements.

Loss reserves for certain reinsurance and self-funded insurance programs

We reinsure a substantial portion of our general and professional liability and workers' compensation costs under reinsurance programs through our wholly-owned subsidiary Social Services Providers Captive Insurance Company, or SPCIC. SPCIC is a licensed captive insurance company domiciled in the State of Arizona. SPCIC maintains reserves for obligations related to our reinsurance programs for our general and professional liability and workers' compensation coverage.

As of December 31, 2010 and 2011, SPCIC had reserves of approximately \$6.8 million and \$7.4 million, respectively, for the general and professional liability and workers' compensation programs.

In addition, we own Provado Insurance Services, Inc., or Provado, a licensed captive insurance company domiciled in the State of South Carolina. Provado has historically provided reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to various members of the network of subcontracted transportation providers and independent third parties within our NET Services operating segment. Effective February 15, 2011, Provado has not renewed its reinsurance agreement and will not assume additional liabilities for policies commencing thereafter. It continues to administer existing policies for the foreseeable future and resolves remaining and future claims related to these policies.

Provado maintains reserves for obligations related to the reinsurance programs for general liability, automobile liability, and automobile physical damage coverage. As of December 31, 2010 and 2011, Provado had reserves of approximately \$6.5 million and \$4.7 million, respectively.

These reserves are reflected in our consolidated balance sheets as reinsurance liability reserves. We utilize analyses prepared by third party administrators and independent actuaries based on historical claims information with respect to the general and professional liability coverage, workers' compensation coverage, automobile liability, and automobile physical damage to determine the amount of required reserves.

We also maintain a self-funded health insurance program provided to our employees. With respect to this program, we consider historical and projected medical utilization data when estimating our health insurance program liability and related expense as well as using services of a third party administrator. As of December 31, 2010 and 2011, we had approximately $1.3 million and $1.6 million, respectively, in reserve for our self-funded health insurance programs.

We continually analyze our reserves for incurred but not reported claims, and for reported but not paid claims related to our reinsurance and self-funded insurance programs. We believe our reserves are adequate. However, significant judgment is involved in assessing these reserves such as assessing historical paid claims, average lags between the claims' incurred date, reported dates and paid dates, and the frequency and severity of claims. We are at risk for differences between actual settlement amounts and recorded reserves and any resulting adjustments are included in expense once a probable amount is known. There were no significant adjustments recorded in the periods covered by this report. Any significant increase in the number of claims or costs associated with claims made under these programs above our reserves could have a material adverse effect on our financial results.

Stock-based compensation

We follow the fair value recognition provisions of ASC Topic 718-Compensation-Stock Compensation, or ASC 718, which requires companies to measure and recognize compensation expense for all share based payments at fair value. With respect to stock option awards, the fair value is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula and amortized over the option's vesting periods. The Black-Scholes-Merton option-pricing formula requires us to make assumptions for the expected dividend yield, stock price volatility, life of options and risk-free interest rate. We adopted the requirements of ASC 718 using the modified prospective transition method in which compensation costs are recognized beginning with the effective date based on the requirements of ASC 718 for all awards granted to employees prior to the effective date of ASC 718 that remain unvested on the effective date.

We follow the short-cut method prescribed by ASC 718 to calculate our pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718, or APIC pool. There was no effect on our financial results for 2010 or 2011 related to the application of the short-cut method to determine our APIC pool balance.

Under ASC 718, the benefits of tax deductions in excess of the estimated tax benefit of compensation costs recognized in the statement of operations for those options are classified as financing cash flows. For 2009, the amount of net excess tax benefits resulting from the exercise and cancellation of stock options was approximately $95,000 (net of approximately $45,000 in tax shortfalls resulting from the cancellation of stock options). For 2010 and 2011, we had a net tax shortfall resulting from the exercise and cancellation of stock options of approximately $176,000 and $100,000 (net of approximately $66,000 and $17,000 in excess tax benefits resulting from the exercise of stock options), respectively. The gross excess tax benefits resulting from the exercise of stock options are reflected as cash flows from financing activities for 2009, 2010 and 2011 in our consolidated statements of cash flows. Our 2006 Long-Term Incentive Plan, as amended, or 2006 Plan, allows us the flexibility to issue up to 2,900,000 shares of our common stock pursuant to awards of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units including restricted stock units and performance awards to employees, directors, consultants, advisors and others who are in a position to make contributions to our success and to encourage such persons to take into account our long-term interests and the interests of our stockholders through ownership of our common stock or securities with value tied to our common stock.

Income Taxes

Deferred income taxes are determined by the liability method in accordance with ASC Topic 740-Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance which includes amounts for state net operating loss carryforwards for which we have concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. We recognize interest and penalties related to income taxes as a component of income tax expense.

Results of operations

Segment reporting. Our financial operating results are organized and reviewed by our chief operating decision maker along our service lines in two reportable segments (i.e., Social Services and NET Services). We operate these reportable segments as separate divisions and differentiate the segments based on the nature of the services they offer. The following describes each of our segments.

Social Services

Social Services includes government sponsored social services consisting of home and community based counseling, foster care and not-for-profit management services. Our operating entities within Social Services provide services to a common customer group, principally individuals and families. All of our operating entities within Social Services follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. We manage our operating activities within Social Services by actual to budget comparisons within each operating entity rather than by comparison between entities.

The actual operating contribution margins of the operating entities that comprise Social Services ranged from approximately 1.5% to 13.7% for the year ended December 31, 2011. We believe that the long term operating contribution margins of our operating entities that comprise Social Services will approximate between 8% and 12% as the respective entities' markets mature, we cross sell our services within markets, and standardize our operating model among entities including acquisitions.

Our chief operating decision maker regularly reviews financial and non-financial information for each individual entity within Social Services. While financial performance in comparison to budget is evaluated on an entity-by-entity basis, our operating entities comprising Social Services are aggregated into one reporting segment for financial reporting purposes because we believe that the operating entities exhibit similar long term financial performance. In addition, our revenues, costs and contribution margins are not significantly affected by allocating more or less resources to individual operating entities within Social Services because the economic characteristics of our business are substantially dependent upon individualized market demographics which affect the amount and type of services in demand as well as our cost structure (primarily payroll and related costs) and contract rates with payers. In conjunction with the financial performance trends, we believe the similar qualitative characteristics of the operating entities we aggregate within Social Services and budgetary constraints of our payers in each market provide a foundation to conclude that the entities that we aggregate within Social Services have similar economic characteristics. Thus, we believe the economic characteristics of our operating entities within Social Services meet the criteria for aggregation into a single reporting segment under ASC Topic 280-*Segment Reporting.*

NET Services

NET Services includes managing the delivery of non-emergency transportation services. We operate NET Services as a separate division with operational management and service offerings distinct from our Social Services operating segment. Financial and operating performance reporting is conducted at a contract level and reviewed weekly at both the operating entity level as well as the corporate level by our chief operating decision maker. Gross margin performance of individual contracts is consolidated under the associated operating entity and direct general and administrative expenses are allocated to the operating entity.

Consolidated Results

The following table sets forth the percentage of consolidated total revenues represented by items in our consolidated statements of operations for the periods presented:

	Year Ended December 31,		
	2009	2010	2011
Revenues:			
Home and community based services	36.1%	33.3%	33.4%
Foster care services	4.6	4.0	3.6
Management fees	1.8	1.6	1.3
Non-emergency transportation services	57.5	61.1	61.7
Total revenues	100.0	100.0	100.0
Operating expenses:			
Client service expense	34.3	32.9	32.3
Cost of non-emergency transportation services	51.9	53.9	57.2
General and administrative expense	5.5	5.3	5.2
Depreciation and amortization	1.6	1.4	1.4
Total operating expenses	93.3	93.5	96.1
Operating income	6.7	6.5	3.9
Non-operating expense:			
Interest expense, net	2.6	1.8	1.0
Loss on extinguishment of debt	—	—	0.3
Gain on bargain purchase	—	—	(0.3)
Income before income taxes	4.1	4.7	2.9
Provision for income taxes	1.5	2.0	1.1
Net income	2.6%	2.7%	1.8%

Overview of our results of operations for 2011

Our Social Services revenues for 2011 as compared to 2010 were favorably impacted by continued increases in Medicaid enrollment, our preferred provider status we enjoy in many of our markets and relatively stable rates overall. Partially offsetting increases in these revenues for 2011 as compared to 2010, was the impact of a transition to managed care in certain of our markets where tighter controls over authorizations and referrals are being implemented in response to continuing state budget challenges.

We believe the trend away from the more expensive out of home providers in favor of home and community based delivery systems like ours will continue. In addition, we believe that our effective low cost home and community based service delivery system is becoming more attractive to certain payers that have historically only contracted with not-for-profit social services organizations.

NET Services completed 2011 winning 13 of 14 competitive bids, and was successful in retaining eight of nine incumbent contracts, only losing in Colorado, an approximately $6 million annual revenue contract. In South Carolina, NET Services was awarded new regions after the removal of a competitor and also won all five new competitive bids.

Our NET Services revenue for 2011 as compared to 2010 was favorably impacted by new contracts in Michigan effective January 1, 2011 and Wisconsin effective July 1, 2011, as well as the expansion of current business in our New Jersey and Arkansas markets, and the expansion of our California ambulance commercial and managed care lines of business. We also incurred additional operating and implementation costs related to these market expansions, including staffing, training, travel and outreach communication material costs related to our new contracts. Furthermore, while our NET Services revenue was favorably impacted by new contracts and expansion into new and existing markets, we incurred additional NET Services expenses, primarily in New Jersey, due to higher utilization incurred in the additional counties relative to the already established per member per month reimbursement, additional trip volume throughout several other markets, competitive pricing of our new contracts and per member per month reimbursement rate decreases in existing and renewed contracts. This resulted in lower NET Services operating income for 2011 as compared to 2010. Effective July 1, 2011, our rates in New Jersey were adjusted to account for a portion of the higher expense incurred to serve the expansion population. This rate increase combined with our ongoing negotiations with our transportation network in New Jersey resulted in a slightly improved operating margin with respect to this contract for the second half of 2011 as compared to the first half of 2011. We expect continued revenue growth and we are working to maintain our overall operating margins.

Additionally, on March 11, 2011, we refinanced our credit facility with a new senior secured credit facility in an aggregate principal amount of $140.0 million. Interest accrues on the outstanding principal amount of the loans at a rate per annum of LIBOR plus an applicable margin, which ranges from 2.25% to 3.00% and is payable at least once every three months based on our consolidated leverage ratio. At our election, interest can accrue at an alternative base rate plus an applicable margin ranging from 1.25% to 2.00%. Included in our results for 2011, was a non-cash charge of approximately $2.5 million related to the write-off of deferred financing fees in connection with this refinancing.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

	Year Ended December 31,		Percent change
	2010	2011	
Home and community based services	$292,735,117	$314,556,240	7.5%
Foster care services	35,547,733	34,203,816	-3.8%
Management fees	13,637,781	12,679,109	-7.0%
Non-emergency transportation services	537,776,026	581,541,431	8.1%
Total revenues	$879,696,657	$942,980,596	7.2%

Home and community based services. The acquisition of ReDCo in June 2011 added approximately $20.3 million to home and community based services revenue for 2011 as compared to 2010. For 2011, our revenues were favorably impacted by increased census in certain locations, favorable weather experienced in the first quarter of 2011 as compared to the first quarter of 2010 in our markets located on the East coast and expansion of existing contracts and implementation of new programs in various markets. This increase in revenue was partially offset by the impact of state budget constraints in Nevada, decreases in cost reimbursements in Michigan that were attributable to contract start-up costs during the first half of 2010, reduction of contract amounts in Arizona, decreased census in our tutoring programs, the transition to managed care in certain regions and contract terminations in Texas.

Foster care services. Our foster care services revenue declined from 2010 to 2011 primarily as a result of decreased service provided in certain markets due to an emphasis on payer cost containment. Our efforts in the Tennessee market to increase census have reduced the revenue impact of State system changes whereby clients are being referred into lower levels of foster care services and earlier discharges are occurring with referrals to alternative home and community based services, as appropriate.

Management fees. Fees for management services provided to certain not-for-profit organizations under management services agreements decreased in 2011 as compared to 2010 primarily due to our acquisition of ReDCo, with whom we previously had a management services agreement. The acquisition of ReDCo resulted in a reduction of management fees of approximately $1.1 million in 2011.

Non-emergency transportation services. The increase in NET Services revenue was due to additional membership related to existing contracts, a new contract in Michigan effective January 1, 2011, a new statewide contract in Wisconsin effective July 1, 2011, geographical expansion in certain states, including New Jersey and Arkansas, as well as expansion of our commercial ambulance management services with some of the existing entities with which we contract in California. A significant portion of this revenue was generated under capitated contracts where we assumed the responsibility of meeting the transportation needs of beneficiaries residing in a specific geographic region. Due to the fixed revenue stream and variable expense structure of our NET Services operating segment, expenses related to this segment vary with seasonal fluctuations. We expect our operating results will continuously fluctuate on a quarterly basis.

Operating expenses

Client service expense. Client service expense included the following for the years ended December 31, 2010 and 2011:

	Year Ended December 31,		Percent change
	2010	2011	
Payroll and related costs	$207,553,312	$222,129,380	7.0%
Purchased services	33,843,566	32,880,074	-2.8%
Other operating expenses	47,492,165	48,588,019	2.3%
Stock-based compensation	262,968	809,631	207.9%
Total client service expense	$289,152,011	$304,407,104	5.3%

Payroll and related costs. We added over 600 new employees in connection with the acquisition of ReDCo which resulted in an increase in payroll and related costs of approximately $13.0 million for 2011 as compared to 2010. As a percentage of revenue, excluding NET Services revenue, payroll and related costs increased from 60.7% for 2010 to 61.5% for 2011.

Purchased services. We subcontract with a network of providers for a portion of the workforce development services we provide throughout British Columbia. In addition, we incur a variety of other support service expenses in the normal course of business including foster parent payments, pharmacy payments and out-of-home placements. Included in 2011 were decreased costs related to other support services, out of home placements and foster parent payments, consistent with the decrease in foster care services revenue, aggregating approximately $2.4 million. These decreases were partially offset by increased workforce development and pharmacy expenses of approximately $1.4 million as compared to 2010. Purchased services, as a percentage of revenue, excluding NET Services revenue, decreased from 9.9% for 2010 to 9.1% for 2011 due to the impact of nominal additional purchased services expense incurred by ReDCo relative to the revenue contributed by this acquired business.

Other operating expenses. Included in 2010 was a reserve for receivables that remained uncollected beyond 365 days at that time resulting in a $1.3 million decrease in bad debt expense from 2010 to 2011, as a similar level of reserve was not required for 2011. Additionally, for 2011, expense related to our wholly-owned captive insurance subsidiary for workers compensation and general and professional liability estimated claims incurred but not yet reported as determined by actuarial analysis decreased approximately $1.1 million as compared to 2010. These decreases in expense were partially offset by the acquisition of ReDCo that added approximately $3.4 million to other operating expenses for 2011 as compared to 2010. This resulted in a decline in other operating expenses, as a percentage of revenue, excluding NET Services revenue, from 13.9% for 2010 to 13.4% for 2011.

Stock-based compensation. Stock-based compensation of approximately $263,000 and $652,000 for 2010 and 2011, respectively, represents the amortization of the fair value of stock options and restricted stock awarded to key employees since January 1, 2009 under our 2006 Plan. In addition, stock-based compensation expense of approximately $158,000 for 2011 was attributable to performance restricted stock units granted to an executive officer during the first quarter of 2011.

Cost of non-emergency transportation services.

	Year Ended December 31,		Percent change
	2010	2011	
Payroll and related costs	$ 53,865,266	$ 58,288,831	8.2%
Purchased services	396,220,686	455,888,784	15.1%
Other operating expenses	23,398,460	24,042,969	2.8%
Stock-based compensation	644,174	1,196,814	85.8%
Total cost of non-emergency transportation services	$474,128,586	$539,417,398	13.8%

Payroll and related costs. The increase in payroll and related costs of our NET Services operating segment for 2011 as compared to 2010 was due to additional staff hired in relation to a new Michigan contract effective January 1, 2011 and additional staff hired in relation to a new statewide Wisconsin contract effective July 1, 2011, as well as the expansion of our existing business in the New Jersey and Arkansas markets, along with additional staffing needed for expansion of the California ambulance commercial and managed care lines of business. As a percentage of NET Services revenue, payroll and related costs remained constant at 10.0% for 2010 and 2011.

Purchased services. Through our NET Services operating segment we subcontract with third party transportation providers to provide non-emergency transportation services to our clients. In the first quarter of 2011, we expanded the regional and county business in the New Jersey and Arkansas markets and added new contracts in Michigan and Wisconsin resulting in an increase in purchased transportation costs for 2011 as compared to 2010. As a percentage of NET Services revenue, purchased services increased from approximately 73.7% for 2010 to approximately 78.4% for 2011 due to higher utilization in some of our existing contracts, higher transportation cost contribution in some of the newer priced contracts such as Michigan and Wisconsin as well as decreases in the per member per month reimbursement rate related to existing and renewed contracts as in the case of Arkansas and Delaware.

Other operating expenses. Other operating expenses of our NET Services operating segment increased for 2011 as compared to 2010 due to costs associated with responding to new business opportunities including on the ground resources for outreach and research efforts as well as startup and implementation costs incurred during 2011 associated with new contracts. Other operating expenses as a percentage of revenue decreased from 4.4% for 2010 to 4.1% for 2011.

Stock-based compensation. Stock-based compensation expense of approximately $644,000 and $1.1 million for 2010 and YTD 2011, respectively, represents the amortization of the fair value of stock options and restricted stock awarded to employees of our NET Services operating segment since January 1, 2009 under our 2006 Plan. Stock-based compensation expense of approximately $128,000 in 2011 is attributable to performance restricted stock units granted to an executive officer during the first quarter of 2011.

General and administrative expense.

Year Ended December 31,		Percent change
2010	2011	
$46,460,682	$48,860,624	5.2%

The net increase in corporate administrative expenses for 2011 as compared to 2010 was primarily a result of increased stock-based compensation of approximately $1.8 million (including approximately $621,000 related to performance restricted stock units that were granted during the first quarter of 2011), a decrease of approximately $2.7 million in incentive compensation, increased accounting and tax planning fees of approximately $465,000 as well as an increase in rent and related costs of approximately $2.4 million, including approximately $1.5 million related to the ReDCo acquisition. As a percentage of revenue, general and administrative expense remained relatively constant at 5.3% for 2010 and 5.2% for 2011.

Depreciation and amortization.

Year Ended December 31,		Percent
2010	**2011**	**change**
$12,652,027	$13,656,305	7.9%

As a percentage of revenues, depreciation and amortization was approximately 1.4% for 2010 and 2011.

Non-operating (income) expense

Interest expense. Decreased interest expense for 2011 as compared to 2010 was primarily due to the decrease in our debt obligations and decrease in our interest rate from LIBOR plus 6.5% to LIBOR plus 2.75% due to the refinancing of our long-term debt in March 2011. Our current and long-term debt obligations have decreased to approximately $150.5 million at December 31, 2011 from $182.3 million at December 31, 2010.

Loss on extinguishment of debt. Loss on extinguishment of debt for 2011 of approximately $2.5 million resulted from the write-off of deferred financing fees related to our credit facility that was repaid in full in March 2011. We accounted for the unamortized deferred financing fees related to the previous credit facility under ASC 470-50 – *Debt Modifications and Extinguishments*. As current and previous credit facilities were loan syndications, and a number of lenders participated in both credit facilities, the Company evaluated the accounting for financing fees on a lender by lender basis, which resulted in a loss on extinguishment of debt of $2.5 million.

Gain on bargain purchase. On June 1, 2011, we acquired all of the equity interest of ReDCo. The fair value of the net assets acquired of approximately $11.3 million exceeded the purchase price of the business of approximately $8.6 million. Accordingly, the acquisition was accounted for as a bargain purchase and, as a result, we recognized a gain of approximately $2.7 million associated with the acquisition.

Interest income. Interest income for 2010 and 2011 was approximately $256,000 and $205,000, respectively, and resulted primarily from interest earned on interest bearing bank and money market accounts.

Provision for income taxes

The provision for income taxes was based on our estimated annual effective income tax rate for the full fiscal year equal to approximately 37.0% for 2011 as compared to approximately 42.8% for 2010. Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2011 and 2010 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. The 2011 tax rate was also unfavorably impacted by higher non-deductible stock option expenses as compared to 2010 and favorably impacted by the gain on bargain purchase, recorded net of deferred taxes of approximately $1.4 million, which is not subject to income taxation.

At December 31, 2011, we had future tax benefits of approximately $1.0 million, before consideration of a valuation allowance, related to $526,000 of available federal net operating loss carryforwards which expire in years 2017 through 2030 and $17.4 million of state net operating loss carryforwards which expire in 2012 through 2022. As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), our ability to utilize our net operating losses is restricted. The state net operating loss carryforwards expire as follows:

2012	$ 1,051,184
2013	44,985
2014	225,662
2015	614,850
2016	2,141,954
Thereafter	13,279,748
	$17,358,383

Our valuation allowance includes approximately $9.4 million of gross state net operating loss carryforwards for which we have concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations.

In addition, we recognized a net tax shortfall related to the exercise and cancellation of stock options for 2010 and 2011 in the amount of approximately $176,000 and $100,000, respectively, (net of approximately $66,000 and $17,000, respectively, in excess tax benefits). This was recorded as a decrease to additional paid-in-capital and is included in "Exercise of employee stock options" in the accompanying statements of stockholders' equity and comprehensive income.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

	Year Ended December 31,		Percent change
	2009	2010	
Home and community based services	$289,006,655	$292,735,117	1.3%
Foster care services	37,283,711	35,547,733	-4.7%
Management fees	14,447,586	13,637,781	-5.6%
Non-emergency transportation services	460,275,314	537,776,026	16.8%
Total revenues	$801,013,266	$879,696,657	9.8%

Home and community based services. Our home and community based services provided additional revenue of approximately $3.7 million for 2010 as compared to 2009. This increase was primarily due to additional client volume from contracts that began subsequent to September 30, 2009 and increases in the number of clients served in certain locations. These increases were partially offset by rate and service authorization reductions under various other contracts.

Foster care services. Our foster care services revenue declined from 2009 to 2010 primarily as a result of clients being referred into lower levels of foster care services and earlier discharges, as appropriate, in the Tennessee market. This change resulted in a decrease in foster care services revenue of approximately $2.4 million year over year.

Management fees. Revenue for entities we manage but do not consolidate for financial reporting purposes (managed entity revenue) decreased to $209.8 million for 2010 as compared to $216.6 million for 2009. The decrease in management fees for 2010 as compared to 2009 was primarily attributable to one of our managed entities disposing of assets resulting in less revenue earned by the entity. Our management fees were based on the managed entity's revenue and resulted in a decrease in our management fees.

Non-emergency transportation services. The increase in non-emergency transportation services revenue was due to the effects of the New Jersey contract that started July 1, 2009, additional membership related to existing and new contracts, as well as expansion into commercial ambulance management services with some of the existing entities with which we contract for services in California. A significant portion of this revenue was generated under capitated contracts where we assumed the responsibility of meeting the transportation needs of a specific geographic population. Due to the fixed revenue stream and variable expense base structure of our NET Services operating segment, expenses related to this segment vary with seasonal fluctuations.

Operating expenses

Client service expense. Client service expense included the following for the years ended December 31, 2009 and 2010:

	Year Ended December 31,		Percent change
	2009	2010	
Payroll and related costs	$196,570,609	$207,553,312	5.6%
Purchased services	34,783,887	33,843,566	-2.7%
Other operating expenses	43,606,746	47,492,165	8.9%
Stock-based compensation	165,377	262,968	59.0%
Total client service expense	$275,126,619	$289,152,011	5.1%

Payroll and related costs. Our payroll and related costs increased for 2010 as compared to 2009, as we phased out the wage freeze that was initiated in 2009 and added new employees in 2010. As a percentage of revenue, excluding NET Services revenue, payroll and related costs increased from 57.7% for 2009 to 60.7% for 2010.

Purchased services. We subcontract with a network of providers for a portion of the workforce development services we provide throughout British Columbia. In addition, we incur a variety of other support service expenses in the normal course of business. The decrease in purchased services for 2010 as compared to 2009 was attributable to a decrease of approximately $1.4 million related to our workforce development services in British Columbia due to our decreased use of reimbursed third-party services as well as a decrease in foster parent payments of approximately $173,000. Offsetting these decreases was an increase in expenses for behavioral health services of approximately $567,000 attributable to an increase in client volume during 2010. As a percentage of revenue, excluding NET Services revenue, purchased services decreased from 10.2% for 2009 to 9.9% for 2010.

Other operating expenses. For 2010, other operating expenses such as client related expenses, professional services and the procurement of technology equipment increased as compared to 2009 due to the growth in the average number of clients served in existing markets. There was also an increase in other operating expenses of approximately $2.0 million that resulted from the reclassification of expenses related to the activities of one of our captive insurance subsidiaries from general and administrative expense to client service expense for 2010. These increases were partially offset by a decrease in temporary labor of approximately $1.4 million primarily related to a workforce development contract for which we no longer incur temporary labor costs. As a percentage of revenue, excluding NET Services revenue, other operating expenses increased to 13.9% for 2010 from 12.8% for 2009.

Stock-based compensation. Stock-based compensation of approximately $165,000 and $263,000 for 2009 and 2010, respectively, represents the amortization of the fair value of stock options awarded to key employees under our 2006 Plan.

Cost of non-emergency transportation services.

	Year Ended December 31,		Percent change
	2009	2010	
Payroll and related costs	$ 49,831,942	$ 53,865,266	8.1%
Purchased services	341,976,321	396,220,686	15.9%
Other operating expenses	23,491,549	23,398,460	-0.4%
Stock-based compensation	—	644,174	
Total cost of non-emergency transportation services	$415,299,812	$474,128,586	14.2%

Payroll and related costs. The increase in payroll and related costs of our NET Services operating segment for 2010 as compared to 2009 was due to the elimination of the wage freeze that was initiated in 2009 as well as the addition of administrative staff and other employees to support our growth, the largest of which related to the opening on July 1, 2009 of our Edison, New Jersey Call Center in support of our Medicaid contract and further geographic expansion in New Jersey effective July 2010. As a percentage of NET Services revenue, payroll and related costs decreased from 10.8% for 2009 to 10.0% for 2010. This decrease was attributable to efficiencies and economies of scale produced by servicing new contracts and the expansion of our services in New Jersey and California utilizing existing management staff and call center facilities.

Purchased services. Through our NET Services operating segment we subcontract with a number of third party transportation providers to provide non-emergency transportation services to our clients. For 2010, purchased transportation costs increased due to services provided under new contracts as compared to 2009. As a percentage of NET Services revenue, purchased services decreased from approximately 74.3% for 2009 to approximately 73.7% for 2010. Lower utilization and lower unit cost due to a positive shift in the service mix to lower cost modes such as mass transit during 2010 resulted in lower purchased services expense as a percentage of revenue for 2010 as compared to 2009.

Other operating expenses. Other operating expenses of our NET Services operating segment as a percentage of NET Services revenue decreased from 5.1% for 2009 to 4.4% for 2010. The decrease was due to efficiencies and economies of scale created through the assignment of new managed care and commercial ambulance business to existing call center facilities, in particular, our Phoenix, Arizona facility.

Stock-based compensation. Stock-based compensation expense of approximately $644,000 for 2010 represents the amortization of the fair value of stock options awarded to employees of our NET Services operating segment since January 1, 2009 under our 2006 Plan.

General and administrative expense.

Year Ended December 31,		
2009	**2010**	**Percent change**
$44,009,666	$46,460,682	5.6%

The increase in corporate administrative expenses was a result of an increase in compensation expense, primarily related to incentive compensation and wage increases, of approximately $1.3 million and an increase in stock based compensation expense of approximately $761,000. Additionally, rent expense increased approximately $2.5 million due to the growth of our operations and expenses associated with relocating our corporate offices. Partially offsetting these increases was a decrease in bank fees of approximately $1.1 million for 2010 as compared to 2009, which was primarily attributable to the 2009 amendment of the credit and guarantee agreement discussed below. Additionally, legal fees decreased approximately $1.3 million for 2010 as compared to 2009. The legal fees incurred during 2009 were primarily related to the amendment of the credit and guarantee agreement and the abandoned consent solicitation initiated by a dissident stockholder.

As a percentage of revenue, general and administrative expense decreased from 5.5% for 2009 to 5.3% for 2010 due to the effect of lower incremental general and administrative expenses of our NET Services operating segment relative to its total revenue contribution.

Depreciation and amortization.

Year Ended December 31,		
2009	**2010**	**Percent change**
$12,852,107	$12,652,027	-1.6%

As a percentage of revenues, depreciation and amortization decreased from approximately 1.6% for 2009 to approximately 1.4% for 2010.

Non-operating (income) expense

Interest expense. Decreased interest expense for 2010 as compared to 2009 of $16.3 million and $20.8 million, respectively, was primarily due to the decrease in our debt obligations. Our current and long-term debt obligations were approximately $182.3 million at December 31, 2010 and $204.2 million at December 31, 2009.

Interest income. Interest income for 2009 and 2010 was approximately $366,000 and $256,000, respectively, and resulted primarily from interest earned on interest bearing bank and money market accounts.

Provision for income taxes

The provision for income taxes was based on our estimated annual effective income tax rate for the full fiscal year equal to approximately 42.8% for 2010 as compared to approximately 36.6% for 2009. Our estimated annual effective income tax rate differs from the federal statutory rate primarily due to nondeductible permanent differences, foreign taxes and state income taxes.

Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2010 and 2009 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. In 2009, these items were partially offset by total tax benefits of $1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns. The $1.4 million true-up was primarily attributable to reconciling our estimated liabilities using a blended state tax rate to actual state tax return amounts.

At December 31, 2010, we had future tax benefits of approximately $67,000 related to $192,000 of available federal net operating loss carryforwards which expire in years 2017 through 2025 and $28.7 million of state net operating loss carryforwards which expire in 2012 through 2030. As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), our ability to utilize our net operating losses is restricted.

Our valuation allowance included approximately $17.4 million of state net operating loss carryforwards for which we concluded that it was more likely than not that these net operating loss carryforwards would not be realized in the ordinary course of operations.

In addition, we recognized a net tax shortfall related to the exercise and cancellation of stock options for 2010 in the amount of approximately $176,000 (net of approximately $66,000 in excess tax benefits). In 2009, we recognized net excess tax benefits resulting from the exercise and cancellation of stock options in the amount of $95,000 (net of approximately $45,000 in tax shortfalls).

Quarterly results

The following table presents quarterly historical financial information for the eight quarters ended December 31, 2011. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this report. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this report. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Results of operations for any quarter are not necessarily indicative of results for a full fiscal year.

	Quarter ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$220,959,394	$222,320,445	$217,151,296(2)	$219,265,522
Operating income	19,912,779	16,988,722(1)	9,177,917(3)	11,223,933
Net income	9,107,096	7,276,768(1)	2,907,617(3)	4,335,162
Earnings per share:				
Basic	$ 0.69	$ 0.55	$ 0.22	$ 0.33
Diluted	$ 0.66	$ 0.54	$ 0.22	$ 0.33

	Quarter ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$227,806,336	$235,310,061(5)	$235,552,143(2)(5)	$244,312,056(5)
Operating income	13,711,144	9,935,598(6)	5,938,838(6)	7,053,585
Net income	4,469,261(4)	7,565,887(6)(7)(8)	1,950,954(6)	2,954,092
Earnings per share:				
Basic	$ 0.34	$ 0.57	$ 0.15	$ 0.22
Diluted	$ 0.34	$ 0.55	$ 0.15	$ 0.22

(1) Purchased services costs of our non-emergency transportation services increased approximately $2.2 million for the three months ended June 30, 2010 as compared to March 31, 2010 causing a decrease in operating income and net income. The increase is attributable to providing service to additional members during the quarter ended June 30, 2010 as well as expected utilization increases in the spring as compared to the winter months.

(2) Revenues from our home and community based services declined approximately $7 million as compared to the first and second quarters of 2010 and approximately $8 million as compared to the first and second quarters of 2011 due to lower client demand for our home and community based services during the summer season.

(3) Purchased services costs of our non-emergency transportation services increased approximately $3.3 million for the three months ended September 30, 2010 as compared to June 30, 2010 causing a decrease in operating income and net income. The increase was attributable to providing service to additional members during the quarter ended September 30, 2010 and higher utilization experienced during the third quarter of the year due to school programs requiring transportation services in out-of-school settings during the summer months.

(4) Included in net income is a loss on extinguishment of debt of approximately $2.5 million related to write-off of unamortized deferred financing fees on our old credit facility.

(5) The acquisition of ReDCo, effective June 1, 2011, contributed approximately $3.8 million, $8.3 million and $8.1 million of home and community based services revenue for the three months ended June 30, September 30 and December 31, 2011, respectively. Additionally, a new contract in Michigan effective January 1, 2011, a new contract in Wisconsin effective July 1, 2011, geographical expansion in certain states including New Jersey and Arkansas, expansion of commercial ambulance management

services in California and the reinstatement of a contract in Missouri effective October 1, 2011 resulted in increased non-emergency transportation revenue quarter-over-quarter in 2011.

(6) Purchased services costs of our non-emergency transportation services increased approximately $5.9 million for the three months ended June 30, 2011 as compared to March 31, 2011 and approximately $4.7 million for the three months ended September 30, 2011 as compared to June 30, 2011. The increases are attributable to higher transportation unit costs related to the California ambulance business, higher utilization incurred in the additional counties relative to the already established per member per month reimbursement in New Jersey, additional trip volume throughout several other markets and higher utilization experienced during the third quarter of the year due to school programs requiring transportation services in out-of-school settings during the summer months.

(7) Net income includes a gain on bargain purchase of approximately $2.7 million that was retrospectively applied to the second quarter of 2011 related to the acquisition of ReDCo. The second quarter results were recast from those originally filed on Form 10-Q in order to reflect the retrospective recording of this gain.

(8) Interest expense declined approximately $1.4 million as compared to the first quarter of 2011 due to the refinancing of our long-term debt in March 2011 which resulted in a decrease in our interest rate from LIBOR plus 6.5% to LIBOR plus 2.75%.

Seasonality

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business. In our Social Services operating segment, lower client demand for our home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, our expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. Our NET Services operating segment also experiences fluctuations in demand for our non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month based structure, our NET Services operating segment experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons.

We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our home and community based services and non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

Liquidity and capital resources

Short-term liquidity requirements consist primarily of recurring operating expenses and debt service requirements. We expect to meet these requirements through available cash, generation of cash from our operating segments, and the revolving and term loan credit facility that replaced our then existing credit facility effective March 11, 2011 as discussed in more detail below.

Sources of cash for 2011 were primarily from operations and our revolving credit facility. Our balance of cash and cash equivalents was approximately $43.2 million at December 31, 2011, down from $61.3 million at December 31, 2010. Approximately $3.7 million of cash was held by WCG at December 31, 2011 and is not freely transferable without unfavorable tax consequences. We had restricted cash of approximately $16.4 million and $15.5 million at December 31, 2010 and 2011, respectively, related to contractual obligations and activities of our captive insurance subsidiaries. At December 31, 2010 and 2011, our total debt was approximately $182.3 million and $150.5 million, respectively.

Cash flows

Operating activities. Net income of approximately $16.9 million plus non-cash depreciation, amortization, amortization of deferred financing costs, loss on extinguishment of debt, gain on bargain purchase, provision for doubtful accounts, stock-based compensation, deferred income taxes and other items of approximately $22.0 million was partially offset by the growth of our accounts receivable of approximately $9.0 million.

A decrease in other receivables, primarily related to the collection of insurance premiums receivable by Provado Insurance Services, Inc., or Provado, resulted in an increase in cash provided by operations of approximately $2.3 million. Additionally, the decrease in management fee receivable resulted in additional cash provided by operations of approximately $2.3 million, of which approximately $1.3 million was paid by ReDCo prior to our acquisition of this entity. A net decrease in accounts payable and accrued expenses, partially impacted by decreased accrued compensation in comparison to 2010, resulted in cash used in operating activities of approximately $5.3 million, while decreases in deferred revenue, primarily due to the operating activities of Provado, resulted in cash used in operating activities of approximately $3.2 million. Increases in accrued transportation costs, due to higher utilization, resulted in cash provided by operating activities of approximately $5.8 million. Reinsurance liability reserves related to our reinsurance programs (excluding reinsurance liabilities assumed through our acquisition of ReDCo) decreased resulting in cash used in operating activities of approximately $431,000. Additionally, prepaid and other assets increased resulting in cash used in operating activities of approximately $680,000. As a result of the foregoing, net cash flows from operating activities totaled approximately $31.0 million for 2011.

Investing activities. Net cash used in investing activities totaled approximately $14.6 million for 2011. We spent approximately $9.0 million, net, for property and equipment to support the growth of our operations, and approximately $2.3 million, net, to refurbish a portion of our owned building adjacent to our corporate office in Tucson, Arizona, for which certain parts of this building will be utilized for information technology operations, subleased or sold. In association with the acquisition of ReDCo, we paid a purchase price of $605,000, repaid ReDCo's debt balance of approximately $8.0 million and assumed cash of approximately $3.7 million, which resulted in a net outflow of cash of approximately $4.9 million. Changes in restricted cash, primarily related to cash restricted in relation to our auto liability program, resulted in cash provided by investing activities of approximately $1.7 million.

Financing activities. Net cash used in financing activities totaled approximately $34.5 million for 2011. We borrowed $100.0 million on our term loan and $15.0 million on our revolving loan under our new credit facility. Additionally, we repaid $7.5 million of our term loan and $7.0 million of our revolving loan under our new credit facility. We also repaid approximately $112.3 million of long-term debt under our old credit facility during this period and paid financing fees associated with the refinancing of our long-term debt, of which approximately $389,000 were expensed and approximately $2.2 million were deferred and are being amortized over the life of the credit facility, during 2011. We also repurchased approximately $20.0 million in principal amount of the Notes during 2011.

Exchange rate change. The effect of exchange rate changes on our cash flow related to the activities of WCG for 2011 was a decrease to cash of approximately $44,000.

Obligations and commitments

Convertible senior subordinated notes. On November 13, 2007, we issued $70.0 million in aggregate principal amount of 6.5% Convertible Senior Subordinated Notes due 2014, or the Notes, under the amended note purchase agreement dated November 9, 2007 to the purchasers named therein in connection with the acquisition of Charter LCI Corporation, including its subsidiaries, collectively referred to as LogistiCare. The proceeds of $70.0 million were used to partially fund the cash portion of the purchase price paid by us to acquire LogistiCare. The Notes are general unsecured obligations subordinated in right of payment to any existing or future senior debt including our credit facility with CIT described below.

In connection with our issuance of the Notes, we entered into an Indenture between us, as issuer, and The Bank of New York Trust Company, N.A., as trustee, or the Indenture.

We pay interest on the Notes in cash semiannually in arrears on May 15 and November 15 of each year. The Notes will mature on May 15, 2014.

The Notes are convertible, under certain circumstances, into common stock at a conversion rate, subject to adjustment as provided for in the Indenture, of 23.982 shares per $1,000 principal amount of Notes. This conversion rate is equivalent to an initial conversion price of approximately $41.698 per share. On and after the occurrence of a fundamental change (as defined below), the Notes will be convertible at any time prior to the close of business on the business day before the stated maturity date of the Notes. In the event of a fundamental change as described in the Indenture, each holder of the notes shall have the right to require us to repurchase the Notes for cash. A fundamental change includes among other things: (i) the acquisition in a transaction or series of transactions of 50% or more of the total voting power of all shares our of capital stock; (ii) a merger or consolidation of our company with or into another entity, merger of another entity into our company, or the sale, transfer or lease of all or substantially all of our assets to another entity (other than to one or more of our wholly-owned subsidiaries), other than any such transaction (A) pursuant to which holders of 50% or more of the total voting power of our capital stock entitled to vote in the election of directors immediately prior to such transaction have or are entitled to receive, directly or indirectly, at least 50% or more of the total voting power of the capital stock entitled to vote in the election of directors of the continuing or surviving corporation immediately after such transaction or (B) which is effected solely to change the jurisdiction of incorporation of our company and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock; (iii) if, during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority of our board of directors then in office; (iv) if a resolution approving a plan of liquidation or dissolution of our company is approved by our board of directors or our stockholders; and (v) upon the occurrence of a termination of trading as defined in the Indenture.

The Indenture contains customary terms and provisions that provide that upon certain events of default, including, without limitation, the failure to pay amounts due under the Notes when due, the failure to perform or observe any term, covenant or agreement under the Indenture, or certain defaults under other agreements or instruments, occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to us or any significant subsidiary of our company, the principal amount of the Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable without any declaration or other act of the Trustee or the holders of the Notes.

During 2011, we repurchased approximately $20.0 million principal amount of the Notes with cash.

Credit facility. On March 11, 2011, we replaced the then existing credit facility, or Old Credit Facility, with a new credit agreement and paid all amounts due under the Old Credit Facility with cash in the amount of $12.3 million and proceeds from the new credit agreement as discussed in further detail below.

On March 11, 2011, we entered into a new credit agreement, or Credit Agreement, with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, SunTrust Bank, as syndication agent,

Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers and other lenders party thereto. The Credit Agreement provides us with a senior secured credit facility, or the Senior Credit Facility, in aggregate principal amount of $140.0 million, comprised of a $100.0 million term loan facility and a $40.0 million revolving credit facility. There is an option to increase the amount of the term loan facility and/or the revolving credit facility by an aggregate amount of up to $85.0 million as described below. The Senior Credit Facility includes sublimits for swingline loans and letters of credit in amounts of up to $10.0 million and $25.0 million, respectively. On March 11, 2011, we borrowed the entire amount available under the term loan facility and used the proceeds thereof to refinance the Old Credit Facility. Prospectively, the proceeds of the Senior Credit Facility may be used to (i) fund ongoing working capital requirements; (ii) make capital expenditures; (iii) repay the Notes; and (iv) other general corporate purposes.

Under the Senior Credit Facility we have an option to request an increase in the amount of the revolving credit facility and/or the term loan facility from time to time (on substantially the same terms as apply to the existing facilities) by an aggregate amount of up to $85.0 million with either additional commitments from lenders under the Credit Agreement at such time or new commitments from financial institutions acceptable to the administrative agent in its reasonable discretion, so long as no default or event of default exists at the time of any such increase. We may not be able to access additional funds under this increase option as no lender is obligated to participate in any such increase under the Senior Credit Facility.

The Senior Credit Facility matures on March 11, 2016; provided however that, if there are more than $25.0 million of our Notes outstanding on September 30, 2013, the Senior Credit Facility will terminate and all amounts outstanding thereunder will be due and payable in full on November 15, 2013, unless we have provided the administrative agent with cash collateral on or before September 30, 2013 in an amount sufficient to repay the aggregate outstanding principal amount of the Notes. In the event that there are more than $25.0 million of our Notes outstanding on September 30, 2013, the maturity date will be automatically reinstated to March 11, 2016 if: (i) we reduce the principal amount of the Notes to an aggregate amount of no more than $25.0 million on a date prior to November 15, 2013, (ii) we have availability under the revolving credit facility plus unrestricted cash in an amount at least equal to the aggregate outstanding principal amount of the Notes on such date and (iii) there is no default or event of default under the Senior Credit Facility on such date. We may prepay the Senior Credit Facility in whole or in part, at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in connection with prepayments of LIBOR loans. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by us at any time without penalty.

Interest on the outstanding principal amount of the loans accrues, at our election, at a per annum rate equal to the London Interbank Offering Rate, or LIBOR, plus an applicable margin or the base rate plus an applicable margin. The applicable margin ranges from 2.25% to 3.00% in the case of LIBOR loans and 1.25% to 2.00% in the case of the base rate loans, in each case, based on our consolidated leverage ratio as defined in the Credit Agreement. The interest rate applied to our term loan at December 31, 2011 was 3.03%. Interest on the loans is payable at least once every three months in arrears. In addition, we are obligated to pay a quarterly commitment fee based on a percentage of the unused portion of each lender's commitment under the revolving credit facility and quarterly letter of credit fees based on a percentage of the maximum amount available to be drawn under each outstanding letter of credit. The commitment fee and letter of credit fee ranges from 0.35% to 0.50% and 2.25% to 3.00%, respectively, in each case, based on our consolidated leverage ratio.

The term loan facility is subject to quarterly amortization payments, commencing on June 30, 2011, so that the following percentages of the term loan outstanding on the closing date plus the principal amount of any term loans funded pursuant to the increase option are repaid as follows: 10% in each of the first two years, 15% in each of the third and fourth years and the remaining balance in the fifth year. The Senior Credit Facility also requires us (subject to certain exceptions as set forth in the Credit Agreement) to prepay the outstanding loans in an aggregate amount equal to 100% of the net cash proceeds received from certain asset dispositions, debt issuances, insurance and casualty awards and other extraordinary receipts.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. The negative covenants include restrictions on our ability to, among other things, incur additional indebtedness, create liens, make investments, give guarantees, pay dividends, sell assets and merge and consolidate. We are subject to financial covenants, including consolidated net leverage and consolidated net senior leverage covenants as well as a consolidated fixed charge covenant. We were in compliance with all financial covenants as of December 31, 2011.

Our obligations under the Senior Credit Facility are guaranteed by all of our present and future domestic subsidiaries, excluding certain domestic subsidiaries, which include our insurance captives and not-for-profit subsidiaries. Our obligations under, and each guarantor's obligations under its guaranty of the Senior Credit Facility are secured by a first priority lien on substantially all of our respective assets, including a pledge of 100% of the issued and outstanding stock of our domestic subsidiaries and 65% of the issued and outstanding stock of our first tier foreign subsidiaries. If an event of default occurs, the required lenders may cause the administrative agent to declare all unpaid principal and any accrued and unpaid interest and all fees and expenses under the Senior Credit Facility to be immediately due and payable. All amounts outstanding under the Senior Credit Facility will automatically become due and payable upon the commencement of any bankruptcy, insolvency or similar proceedings. The Credit Agreement also contains a cross default to any of our indebtedness having a principal amount in excess of $7.5 million.

Borrowings under the revolving credit facility totaled $8.0 million as of December 31, 2011. Additionally, $25 million of the revolving credit facility may be allocated to collateralize certain letters of credit. As of December 31, 2011, there were three letters of credit in the amount of approximately $3.7 million collateralized under the revolving credit facility. At December 31, 2011, our available credit under the revolving credit facility was $28.3 million.

Contingent obligations. On August 13, 2007, our board of directors adopted The Providence Service Corporation Deferred Compensation Plan, or the Deferred Compensation Plan, for our eligible employees and independent contractors or a participating employer (as defined in the Deferred Compensation Plan). Under the Deferred Compensation Plan participants may defer all or a portion of their base salary, service bonus, performance-based compensation earned in a period of 12 months or more, commissions and, in the case of independent contractors, compensation reportable on Form 1099. The Deferred Compensation Plan is unfunded and benefits are paid from our general assets. As of December 31, 2011, there were seven participants in the Deferred Compensation Plan. We also maintain a 409(A) Deferred Compensation Rabbi Trust Plan for highly compensated employees of our NET Services operating segment. Benefits are paid from our general assets under this plan. As of December 31, 2011, 17 highly compensated employees participated in this plan.

We may be obligated to pay an amount up to $650,000 to the sellers under an earn out provision pursuant to a formula specified in an asset purchase agreement effective July 1, 2009 by which we acquired certain assets of an entity located in California. The earn out payment as such term is defined in the asset purchase agreement, if earned, will be paid in cash. The earn out period ends on December 31, 2013. If the contingency is resolved in accordance with the related provisions of the asset purchase agreement and the additional consideration becomes distributable, we will record the fair value of the consideration issued as an additional cost to acquire the associated assets, which will be charged to earnings.

Management agreements

We maintain management agreements with a number of not-for-profit social services organizations that require us to provide management and administrative services for each organization. In exchange for these services, we receive a management fee that is either based upon a percentage of the revenues of these organizations or a predetermined fee. The not-for-profit social services organizations managed by us that qualify under Section 501(c)(3) of the Internal Revenue Code, referred to as a 501(c)(3) entity, each maintain a board of directors, a majority of which are independent. All economic decisions by the board of any 501(c)(3) entity that affect us are made solely by the independent board members. We encourage each managed entity to obtain a third party fairness opinion from an independent appraiser retained by the independent board members of the tax exempt organizations.

Management fees generated under our management agreements represented 1.5% and 1.3% of our revenue for 2010 and 2011, respectively. In accordance with our management agreements with these not-for-profit organizations, we have obligations to manage their business and services.

Management fee receivable at December 31, 2010 and December 31, 2011 totaled $5.8 million and $3.5 million, respectively, and management fee revenue was recognized on all of these receivables. In order to enhance liquidity of the entities we manage, we may allow the managed entities to defer payment of their respective management fees. In addition, since government contractors who provide social or similar services to government beneficiaries sometimes experience collection delays due to either lack of proper documentation of claims, government budgetary processes or similar reasons outside the contractors' control (either directly or as managers of other contracting entities), we generally do not consider a management fee receivable to be uncollectible due solely to its age until it is 365 days old.

The following is a summary of the aging of our management fee receivable balances as of December 31, 2010 and March 31, June 30, September 30 and December 31, 2011:

At	Less than 30 days	30-60 days	60-90 days	90-180 days	Over 180 days
December 31, 2010	$1,167,397	$723,962	$642,686	$1,802,847	$1,502,843
March 31, 2011	$1,019,158	$632,816	$642,159	$1,936,269	$1,727,185
June 30, 2011	$ 891,478	$585,124	$546,777	$1,376,551	$1,192,619
September 20, 2011	$1,040,141	$720,301	$520,413	$1,450,984	$ 107,100
December 31, 2011	$ 772,298	$441,360	$457,214	$1,766,067	$ 100,419

Each month we evaluate the solvency, outlook and ability to pay outstanding management fees of the entities we manage. If the likelihood that we will not be paid is other than remote, we defer the recognition of these management fees until we are certain that payment is probable. We have deemed payment of all of the management fee receivables to be probable based on our collection history with these entities as the long-term manager of their operations.

Our days sales outstanding for our managed entities decreased from 156 days at December 31, 2010 to 102 days at December 31, 2011, which was partly attributable to our purchase of ReDCo who fully paid their management fees prior to our acquisition of the entity in June 2011.

Reinsurance and Self-Funded Insurance Programs

Reinsurance

We reinsure a substantial portion of our general and professional liability and workers' compensation costs under reinsurance programs through our wholly-owned captive insurance subsidiary, Social Services Providers Captive Insurance Company, or SPCIC. We also provide reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to certain members of the network of subcontracted transportation providers and independent third parties under our NET Services operating segment through Provado. Provado, a wholly-owned subsidiary of LogistiCare, is a licensed captive insurance company domiciled in the State of South Carolina. The decision to reinsure our risks and provide a self-funded health insurance program to our employees was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing number of coverage limitations, and fluctuating insurance premium rates.

SPCIC:

SPCIC, which is a licensed captive insurance company domiciled in the State of Arizona, reinsures third-party insurers for general and professional liability exposures for the first dollar of each and every loss up to $1.0 million per loss and $5.0 million in the aggregate. The cumulative reserve for expected losses since inception in 2005 of this reinsurance program at December 31, 2011 was approximately $3.0 million. The excess premium over our expected losses may be used to fund SPCIC's operating expenses, fund any deficit arising in workers' compensation liability coverage, provide for surplus reserves, and to fund any other risk management activities.

SPCIC reinsures a third-party insurer for worker's compensation insurance for the first dollar of each and every loss up to $250,000 per occurrence with a $6.0 million annual policy aggregate limit. The cumulative reserve for expected losses since inception in 2005 of this reinsurance program at December 31, 2011 was approximately $4.4 million.

Based on an independent actuarial report, our expected losses related to workers' compensation and general and professional liability in excess of our liability under our associated reinsurance programs at December 31, 2011 was approximately $2.9 million. We recorded a corresponding receivable from third-party insurers and liability at December 31, 2011 for these expected losses, which would be paid by third-party insurers to the extent losses are incurred. We have an umbrella liability insurance policy providing additional coverage in the amount of $25.0 million in the aggregate in excess of the policy limits of the general and professional liability insurance policy and automobile liability insurance policy.

SPCIC had restricted cash of approximately $8.8 million and $9.9 million at December 31, 2010 and December 31, 2011, respectively, which was restricted to secure the reinsured claims losses of SPCIC under the general and professional liability and workers' compensation reinsurance programs. The full extent of claims may not be fully determined for years. Therefore, the estimates of potential obligations are based on recommendations of an independent actuary using historical data, industry data, and our claims experience. Although we believe that the amounts accrued for losses incurred but not reported under the terms of our reinsurance programs are sufficient, any significant increase in the number of claims or costs associated with these claims made under these programs could have a material adverse effect on our financial results.

Provado:

Under a reinsurance agreement with a third party insurer, Provado reinsures the third party insurer for the first $250,000 of each loss for each line of coverage, subject to an annual aggregate equal to 107.7% of gross written premium, and certain claims in excess of $250,000 to an additional aggregate limit of $1.1 million. The cumulative reserve for expected losses of this reinsurance program at December 31, 2011 was approximately $4.7 million. Effective February 15, 2011, Provado has not renewed its reinsurance agreement and will not assume liabilities for policies commencing after that date. It continues to administer existing policies for the foreseeable future and resolves remaining and future claims related to these policies.

The liabilities for expected losses and loss adjustment expenses are based primarily on individual case estimates for losses reported by claimants. An estimate is provided for losses and loss adjustment expenses incurred but not reported on the basis of our claims experience and claims experience of the industry. These estimates are reviewed at least annually by independent consulting actuaries. As experience develops and new information becomes known, the estimates are adjusted.

Providence Liability Insurance Coverages

During the third quarter of 2011, we increased our director and officer liability insurance coverage limits and added insurance coverage for network security and privacy. The table below summarizes our liability insurance programs as of December 31, 2011.

Coverage Type	Coverage Limit	Reinsurance
Automobile	$2,000,000	—
Crime	$5,000,000	—
Director & Officer Liability	$20,000,000	—
Employed Lawyers	$1,000,000	—
Employment Practices Liability	$5,000,000	—
Network Security and Privacy	$5,000,000	—
General & Professional Liability	$1,000,000 per loss; $5,000,000 aggregate	Fully reinsured by SPCIC
Umbrella	$25,000,000 in excess of general and professional liability and auto liability	—
Workers' Compensation	Statutory amounts	Reinsured by SPCIC up to $250,000 per claim with a $6,000,000 aggregated limit

While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud or punitive damages, could adversely affect our cash flow and financial condition.

Health Insurance

We offer our employees an option to participate in a self-funded health insurance program. As of December 31, 2011, health claims were self-funded with a stop-loss umbrella policy with a third party insurer to limit the maximum potential liability for individual claims to $200,000 per person and for a maximum potential claim liability based on member enrollment. The aggregate maximum potential claim liability is approximately $25.0 million for our Social Services and NET Services operating segments

Health insurance claims are paid as they are submitted to the plan administrator. We maintain accruals for claims that have been incurred but not yet reported to the plan administrator and therefore have not been paid. The incurred but not reported reserve is based on an established cap and current payment trends of health insurance claims. The liability for the self-funded health plan of approximately $1.3 million and $1.6 million as of December 31, 2010 and December 31, 2011, respectively, was recorded in "Reinsurance liability reserve" in our consolidated balance sheets.

We charge our employees a portion of the costs of our self-funded group health insurance programs. We determine this charge at the beginning of each plan year based upon historical and projected medical utilization data. Any difference between our projections and our actual experience is borne by us. We estimate potential obligations for liabilities under this program to reserve what we believe to be a sufficient amount to cover liabilities based on our past experience. Any significant increase in the number of claims or costs associated with claims made under this program above what we reserve could have a material adverse effect on our financial results.

Contractual cash obligations.

The following is a summary of our future contractual cash obligations as of December 31, 2011:

Contractual cash obligations (000's)	At December 31, 2011				
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Debt	$150,493	$10,000	$ 78,743	$61,750	$ —
Interest(1)	18,002	6,234	9,818	1,950	—
Purchased services commitments	2,203	1,002	1,201	—	—
Capital Leases	42	20	22	—	—
Operating Leases	43,193	14,648	18,289	7,454	2,802
Total	$213,933	$31,904	$108,073	$71,154	$2,802

(1) Future interest payments have been calculated at rates that existed as of December 31, 2011.

Stock repurchase program

On February 1, 2007, our board of directors approved a stock repurchase program for up to one million shares of our common stock. Since inception, we have spent approximately $10.9 million to purchase 462,500 shares of our common stock on the open market. We did not purchase shares of our common stock during 2010 and 2011 under this plan. During the term of the Old Credit Agreement we were prohibited from purchasing shares of our common stock on the open market or in privately negotiated transactions. No such prohibition exists under the new credit agreement described above.

Liquidity matters

We believe that our existing cash and cash equivalents and cash availability under the Credit Agreement provide funds necessary to meet our operating plan for 2012. The expected operating plan for this period provides for full operation of our businesses as well as interest and projected principal payments on our debt.

We may access capital markets to raise equity financing for various business reasons, including required debt payments and acquisitions. The timing, term, size, and pricing of any such financing will depend on investor interest and market conditions, and there can be no assurance that we will be able to obtain any such financing. In addition, with respect to required debt payments, the Credit Agreement requires us (subject to certain exceptions as set forth in the Credit Agreement) to prepay the outstanding loans in an aggregate amount equal to 100% of the net cash proceeds received from certain asset dispositions, debt issuances, insurance and casualty awards and other extraordinary receipts.

Our liquidity and financial position will continue to be affected by changes in prevailing interest rates on the portion of debt that bears interest at variable interest rates. We believe we have sufficient resources to fund our normal operations for the foreseeable future.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update, or ASU, 2010-06-*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* or ASU 2010-06. ASU 2010-06 amends certain disclosure requirements of Subtopic 820-10 and provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the ASC are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We adopted ASU 2010-06 as of January 1, 2010 with respect to the provisions required to be adopted as of January 1, 2010, and adopted the remaining provisions as of January 1, 2011. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28-*Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, or ASU 2010-28. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We adopted ASU 2010-28 as of January 1, 2011. The adoption of ASU 2010-28 did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29-*Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations*, or ASU 2010-29. The amendments in this ASU affect any public entity as defined by Topic 805, *Business Combinations*, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We adopted ASU 2010-29 as of January 1, 2011. The adoption of ASU 2010-29 has only impacted disclosures in our consolidated financial statements.

Pending Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05-*Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* or ASU 2011-05. This ASU amends ASC Topic 220 to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the ASC in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. However, in December 2011 (as promulgated in ASU 2011-12-*Deferral of the Effective Date for Amendments to the Presentations and Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05)* , the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments was deferred to provide the Board with more time to redeliberate on whether to present the effects of reclassifications out of accumulated other comprehensive income on the face of the financial statements for all periods presented. The adoption of ASU 2011-05 will impact the presentation of other comprehensive income as we currently present the components of other comprehensive income as part of the statement of stockholders' equity.

In September 2011, the FASB issued ASU 2011-08-*Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,* or ASU 2011-08. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350, *Intangibles-Goodwill and Other*. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. We believe that ASU 2011-08 will not have an impact on our consolidated financial statements.

Other accounting standards and exposure drafts, such as exposure drafts related to revenue recognition, leases and fair value measurements, that have been issued or proposed by the FASB or other standards setting bodies that do not require adoption until a future date are being evaluated to determine whether adoption will have a material impact on our consolidated financial statements.

Forward-Looking Statements

Certain statements contained in this report on Form 10-K, such as any statements about our confidence or strategies or our expectations about revenues, liabilities, results of operations, cash flows, ability to fund operations, profitability, ability to meet financial covenants, contracts or market opportunities, constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. You can identify forward-looking statements by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," and "intends" and similar expressions which are intended to identify forward-looking statements.

The forward-looking statements contained herein are not guarantees of our future performance and are subject to a number of known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to the risks described under Part I Item 1A of this report.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We do not intend to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Foreign currency translation

We conduct business in Canada through our wholly-owned subsidiary WCG, and as such, our cash flows and earnings are subject to fluctuations from changes in foreign currency exchange rates. We believe that the impact of currency fluctuations does not represent a significant risk to us given the size and scope of our current international operations. Therefore, we do not hedge against the possible impact of this risk. A 10% adverse change in the foreign currency exchange rate would not have a significant impact on our consolidated results of operations or financial position.

Interest rate and market risk

As of December 31, 2011, we had borrowings under our term loan of approximately $92.5 million and borrowings under our revolving line of credit of approximately $8.0 million. Borrowings under the Credit Agreement accrued interest at LIBOR plus 2.75% per annum as of December 31, 2011. An increase of 1% in the LIBOR rate would cause an increase in interest expense of up to $3.2 million over the remaining term of the Credit Agreement, which expires in 2016.

We have convertible senior subordinated notes of $50.0 million outstanding at December 31, 2011 in connection with an acquisition completed in 2007. These notes bear a fixed interest rate of 6.5%.

We assess the significance of interest rate market risk on a periodic basis and may implement strategies to manage such risk as we deem appropriate.

Concentration of credit risk

We provide and manage government sponsored social services and non-emergency transportation services to individuals and families pursuant to nearly 1,000 contracts as of December 31, 2011. Contracts we enter into with governmental agencies and with other entities that contract with governmental agencies accounted for approximately 81% and 82% of our revenue for the years ended December 31, 2010 and 2011, respectively. The related contracts are subject to possible statutory and regulatory changes, rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid under these contracts for our services or changes in methods or regulations governing payments for our services could materially adversely affect our revenue and profitability. For the year ended December 31, 2011, we conducted a portion of our operations in Canada through WCG. At December 31, 2011, approximately $13.5 million, or 12.4%, of our net assets were located in Canada. We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include, among other things: (i) economic downturns; (ii) changes in or interpretations of local law, governmental policy or regulation; (iii) restrictions on the transfer of funds into or out of the country; (iv) varying tax systems; (v) delays from doing business with governmental agencies; (vi) nationalization of foreign assets; and (vii) government protectionism. We intend to continue to evaluate opportunities to establish additional operations in Canada. One or more of the foregoing factors could impair our current or future operations and, as a result, harm our overall business.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Our management has the responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an assessment, as of December 31, 2011, of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework.

We designed our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We completed the following acquisition in 2011, which we excluded from the evaluation of the effectiveness of our internal control over financial reporting.

Acquired entity	Date of acquisition
The ReDCo Group, Inc.	June 1, 2011

The following table highlights the significance of the acquisition completed in 2011 to our consolidated financial statements at December 31, 2011 (in thousands):

	Assets	Liabilities	Period from date of acquisition to December 31, 2011 Revenue
The ReDCo Group, Inc.	$ 17,861,795	$ 6,577,487	$ 20,278,094
The Providence Service Corporation ("PRSC")	$379,052,827	$270,030,287	$942,980,596
Percentage of PRSC	4.7%	2.4%	2.2%

The Securities and Exchange Commission, or SEC, in response to questions regarding the interpretation of Release No. 34-47986, has acknowledged that it might not be possible to conduct an assessment of an acquired business's internal control over financial reporting in the period between the acquisition date and the date of management's assessment. In such instances, the SEC requires that we must identify the acquired business excluded and indicate the significance of the acquired business to our consolidated financial statements. Additionally, we must disclose any material change to our internal control over financial reporting due to the acquisition pursuant to the Securities Exchange Act of 1934 Rule 13a-15(d). Furthermore, the SEC limits the period in which we may omit an assessment of the acquired business's internal control over financial reporting to one year from the date of acquisition. We believe our exclusion of the acquired companies noted above from our assessment of internal control over financial reporting as of December 31, 2011 is consistent with the SEC's requirements.

Based on our assessment, we concluded our internal control over financial reporting is effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, which audited our consolidated financial statements included in this report on Form 10-K has issued an attestation report on the effectiveness of our internal control over financial reporting. KPMG LLP's attestation report is also included in this report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Providence Service Corporation:

We have audited The Providence Service Corporation and subsidiaries (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of The Providence Service Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Providence Service Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on COSO criteria.

The Providence Service Corporation acquired The RedCo Group, Inc. during 2011, and management excluded from its assessment of the effectiveness of The Providence Service Corporation's internal control over financial reporting as of December 31, 2011, The RedCo Group's internal control over financial reporting associated with total assets of $17,861,795 and total revenues of $20,278,094 included in the consolidated financial statements of The Providence Service Corporation and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of The Providence Service Corporation also excluded an evaluation of the internal control over financial reporting of The RedCo Group, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Providence Service Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Phoenix, Arizona
March 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Providence Service Corporation:

We have audited the accompanying consolidated balance sheets of The Providence Service Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule contained in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Providence Service Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Phoenix, Arizona
March 15, 2012

The Providence Service Corporation
Consolidated Balance Sheets

	December 31, 2010	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 61,260,661	$ 43,183,878
Accounts receivable, net of allowance of $5.3 million in 2010 and $5.8 million in 2011	76,111,608	87,163,323
Management fee receivable(1)	5,839,735	3,537,358
Other receivables	3,929,866	1,600,861
Restricted cash	7,314,535	4,654,177
Prepaid expenses and other	15,478,221	15,988,987
Deferred tax assets	1,633,644	1,964,814
Total current assets	171,568,270	158,093,398
Property and equipment, net	16,401,107	28,563,149
Goodwill	113,783,389	113,736,998
Intangible assets, net	66,441,817	59,473,774
Restricted cash, less current portion	9,079,563	10,882,318
Other assets	9,659,349	8,303,190
Total assets	$386,933,495	$379,052,827
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of long-term obligations	$ 18,113,512	$ 10,000,000
Accounts payable	2,887,837	4,461,250
Accrued expenses	33,551,129	30,654,217
Accrued transportation costs	41,868,694	47,656,568
Deferred revenue	5,373,742	2,193,997
Reinsurance liability reserve	11,898,200	11,920,771
Total current liabilities	113,693,114	106,886,803
Long-term obligations, less current portion	164,190,260	140,493,000
Other long-term liabilities	8,721,610	9,740,159
Deferred tax liabilities	11,579,849	12,910,325
Total liabilities	298,184,833	270,030,287
Commitments, contingencies and subsequent events (Notes 14, 17 and 19)		
Stockholders' equity		
Common stock: Authorized 40,000,000 shares; $0.001 par value; 13,580,385 and 13,621,951 issued and outstanding (including treasury shares)	13,580	13,622
Additional paid-in capital	172,540,912	176,172,365
Retained deficit	(78,501,586)	(61,561,392)
Accumulated other comprehensive loss, net of tax	(880,814)	(1,127,559)
Treasury shares, at cost, 619,768 and 623,576 shares	(11,383,967)	(11,435,033)
Total Providence stockholders' equity	81,788,125	102,062,003
Non-controlling interest	6,960,537	6,960,537
Total stockholders' equity	88,748,662	109,022,540
Total liabilities and stockholders' equity	$386,933,495	$379,052,827

(1) Includes related party management fee receivable of approximately $237,000 and $224,000 at December 31, 2010 and 2011, respectively.

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Consolidated Statements of Income

	Year ended December 31,		
	2009	2010	2011
Revenues:			
Home and community based services	$289,006,655	$292,735,117	$314,556,240
Foster care services	37,283,711	35,547,733	34,203,816
Management fees(1)	14,447,586	13,637,781	12,679,109
Non-emergency transportation services	460,275,314	537,776,026	581,541,431
	801,013,266	879,696,657	942,980,596
Operating expenses:			
Client service expense	275,126,619	289,152,011	304,407,104
Cost of non-emergency transportation services	415,299,812	474,128,586	539,417,398
General and administrative expense(2)	44,009,666	46,460,682	48,860,624
Depreciation and amortization	12,852,107	12,652,027	13,656,305
Total operating expenses	747,288,204	822,393,306	906,341,431
Operating income	53,725,062	57,303,351	36,639,165
Other (income) expense:			
Interest expense	20,798,250	16,267,881	10,206,032
Loss on extinguishment of debt	0	0	2,463,482
Gain on bargain purchase	0	0	(2,710,982)
Interest income	(365,853)	(256,033)	(204,809)
Income before income taxes	33,292,665	41,291,503	26,885,442
Provision for income taxes	12,167,058	17,664,860	9,945,248
Net income	$ 21,125,607	$ 23,626,643	$ 16,940,194
Earnings per common share:			
Basic	$ 1.61	$ 1.79	$ 1.28
Diluted	$ 1.60	$ 1.78	$ 1.27
Weighted-average number of common shares outstanding:			
Basic	13,130,092	13,194,226	13,242,702
Diluted	13,211,393	14,964,516	13,321,609

(1) Includes related party management fees of approximately $292,000, $270,000 and $249,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

(2) Includes related party expenses of approximately $269,000, $411,000 and $423,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Non-Controlling Interest	Total
	Shares	Amount				Shares	Amount		
Balance at December 31, 2008	13,462,356	$13,462	$169,698,598	$(123,253,836)	$(4,449,547)	619,768	$(11,383,967)	$7,266,493	$ 37,891,203
Stock-based compensation	0	0	302,071	0	0	0	0	0	302,071
Exercise of employee stock options, including net tax benefit of $95,068	48,100	48	244,688	0	0	0	0	0	244,736
PSC of Canada Exchange Corp. shares exchanged	11,503	12	305,944	0	0	0	0	(305,956)	0
Change in fair value of derivative and impact of de-designation, net of income tax of $543,929	0	0	0	0	820,121	0	0	0	820,121
Foreign currency translation adjustments	0	0	0	0	1,953,854	0	0	0	1,953,854
Net income	0	0	0	21,125,607	—	0	0	0	21,125,607
Total comprehensive loss									23,899,582
Balance at December 31, 2009	13,521,959	13,522	170,551,301	(102,128,229)	(1,675,572)	619,768	(11,383,967)	6,960,537	62,337,592
Stock-based compensation	0	0	1,694,371	0	0	0	0	0	1,694,371
Exercise of employee stock options, including net tax shortfall of $175,589	57,760	57	295,241	0	0	0	0	0	295,298
Restricted stock issued	666	1	(1)	0	0	0	0	0	0
Change in fair value of derivative, net of income tax of $94,449	0	0	0	0	170,970	0	0	0	170,970
Foreign currency translation adjustments	0	0	0	0	623,788	0	0	0	623,788
Net income	0	0	0	23,626,643	0	0	0	0	23,626,643
Total comprehensive income									24,421,401
Balance at December 31, 2010	13,580,385	13,580	172,540,912	(78,501,586)	(880,814)	619,768	(11,383,967)	6,960,537	88,748,662
Stock-based compensation	0	0	3,675,066	0	0	0	0	0	3,675,066
Exercise of employee stock options, including net tax shortfall of $99,803	7,872	8	(43,579)	0	0	0	0	0	(43,571)
Restricted stock issued	33,694	34	(34)	0	0	3,808	(51,066)	0	(51,066)
Foreign currency translation adjustments	0	0	0	0	(246,745)	0	0	0	(246,745)
Net income	0	0	0	16,940,194	0	0	0	0	16,940,194
Total comprehensive income									16,693,449
Balance at December 31, 2011	13,621,951	$13,622	$176,172,365	$ (61,561,392)	$(1,127,559)	623,576	$(11,435,033)	$6,960,537	$109,022,540

See accompanying notes to the consolidated financial statements

The Providence Service Corporation
Consolidated Statements of Cash Flows

	Year ended December 31,		
	2009	2010	2011
Operating activities			
Net income	$ 21,125,607	$ 23,626,643	$ 16,940,194
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,689,709	4,952,722	5,921,310
Amortization	8,162,398	7,699,305	7,734,995
Amortization of deferred financing costs	2,979,515	2,445,848	1,694,708
Loss on extinguishment of debt	0	0	2,463,482
Gain on bargain purchase	0	0	(2,710,982)
Provision for doubtful accounts	4,479,094	4,899,377	3,130,801
Deferred income taxes	2,299,614	1,369,316	(529,941)
Stock based compensation	302,071	1,694,371	3,675,066
Excess tax benefit upon exercise of stock options	(140,312)	(66,372)	(17,040)
Other	109,212	87,566	644,807
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(10,542,465)	28,979	(9,018,734)
Management fee receivable	542,357	1,320,267	2,302,379
Other receivables	(1,109,999)	97,397	2,334,171
Restricted cash	112,043	5,333	(79,866)
Prepaid expenses and other	3,005,629	(3,387,496)	(679,959)
Reinsurance liability reserve	4,114,560	1,511,582	(431,043)
Accounts payable and accrued expenses	7,046,947	(906,472)	(5,342,649)
Accrued transportation costs	8,856,202	961,167	5,787,874
Deferred revenue	4,885,641	(3,011,441)	(3,178,997)
Other long-term liabilities	183,519	697,127	397,662
Net cash provided by operating activities	61,101,342	44,025,219	31,038,238
Investing activities			
Purchase of property and equipment, net	(3,699,385)	(10,265,944)	(11,305,219)
Acquisition of businesses, net of cash acquired	(1,037,650)	0	(4,889,420)
Acquisition of management agreement	(100,000)	0	0
Restricted cash for contract performance	(1,196,637)	(2,303,897)	1,692,025
Purchase of short-term investments, net	(194,304)	(120,733)	(113,151)
Collection of notes receivable	599,841	0	0
Net cash used in investing activities	(5,628,135)	(12,690,574)	(14,615,765)
Financing activities			
Repurchase of common stock, for treasury	0	0	(51,066)
Proceeds from common stock issued pursuant to stock option exercise	149,667	470,887	56,232
Excess tax benefit upon exercise of stock options	140,312	66,372	17,040
Proceeds from long-term debt	0	0	115,000,000
Repayment of long-term debt	(33,545,345)	(21,909,488)	(146,810,771)
Debt financing costs	(802,329)	(61,053)	(2,651,499)
Capital lease payments	(69,413)	(13,364)	(15,499)
Net cash used in financing activities	(34,127,108)	(21,446,646)	(34,455,563)
Effect of exchange rate changes on cash	447,083	215,233	(43,693)
Net change in cash	21,793,182	10,103,232	(18,076,783)
Cash at beginning of period	29,364,247	51,157,429	61,260,661
Cash at end of period	$ 51,157,429	$ 61,260,661	$ 43,183,878

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Supplemental Cash Flow Information

	Year ended December 31, 2009	2010	2011
Supplemental cash flow information			
Cash paid for interest	$17,789,734	$14,581,039	$ 8,605,267
Cash paid for income taxes	$ 7,066,871	$19,820,184	$11,294,365
PSC of Canada Exchange Corp. shares exchanged	$ 305,956	$ 0	$ 0
Change in fair value of derivative and impact of de-designation	$ 820,121	$ 170,970	$ 0
Business acquisitions:			
Purchase price	$ 29,478	$ 0	$ 8,573,326
Costs of acquisition	213,193	0	0
Less:			
Cash paid for working capital adjustment	269,979	0	0
Amount due to former shareholder	525,000	0	0
Cash acquired	0	0	(3,683,906)
Acquisition of business, net of cash acquired	$ 1,037,650	$ 0	$ 4,889,420

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Notes to Consolidated Financial Statements

December 31, 2011

1. Basis of Presentation, Description of Business, Significant Accounting Policies and Critical Accounting Estimates

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB establishes accounting principles generally accepted in the United States ("GAAP") that the Company follows. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, which the Company is required to follow. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification* ("ASC"), which serves as a single source of authoritative non-SEC accounting and reporting standards to be applied by nongovernmental entities.

Description of Business

The Providence Service Corporation (the "Company") is a government outsourcing privatization company. The Company operates in the following two segments: Social Services and Non-Emergency Transportation Services ("NET Services"). As of December 31, 2011, the Company operated in 42 states, and the District of Columbia, United States, and British Columbia, Canada.

The Social Services operating segment responds to governmental privatization initiatives in adult and juvenile justice, corrections, social services, welfare systems, education and workforce development by providing home-based and community-based counseling services and foster care services to at-risk families and children. These services are purchased primarily by state, county and city levels of government, and are delivered under block purchase, cost based and fee-for-service arrangements. The Company also contracts with not-for-profit organizations to provide management services for a fee.

The NET Services operating segment provides non-emergency transportation management services, primarily to Medicaid beneficiaries. The entities that pay for non-emergency medical transportation services primarily include state Medicaid programs, health maintenance organizations and commercial insurers. Most of the Company's non-emergency medical transportation services are delivered under capitated contracts where the Company assumes the responsibility of meeting the transportation needs of beneficiaries residing in a specific geographic region.

Seasonality

The Company's quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in its business. In the Company's Social Services operating segment, lower client demand for its home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, the Company's expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, the Company's Social Services operating segment experiences lower operating margins during the holiday and summer seasons. The Company's NET Services operating segment also experiences fluctuations in demand for its non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month based structure, the Company's NET Services operating segment normally experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons.

The Company expects quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for its home and community based services and non-emergency transportation services. As the Company enters new markets, it could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries, including its foreign wholly-owned subsidiary WCG International Ltd. ("WCG"). All intercompany accounts and transactions have been eliminated in consolidation.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. Investments in cash equivalents are carried at cost, which approximates fair value. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) and the Canada Deposit Insurance Corporation (CDIC) insurance limits.

At December 31, 2010 and 2011, approximately $3.8 million and $3.7 million, respectively, of cash was held by WCG and is not freely transferable without unfavorable tax consequences between the Company and WCG.

Restricted Cash

The Company had approximately $16.4 million and $15.5 million of restricted cash at December 31, 2010 and 2011 as follows:

	December 31,	
	2010	2011
Collateral for letters of credit—Contractual obligations	$ 243,000	$ 243,000
Contractual obligations	781,468	861,334
Subtotal restricted cash for contractual obligations	1,024,468	1,104,334
Collateral for letters of credit—Reinsured claims losses	4,808,921	4,808,921
Escrow—Reinsured claims losses	10,560,709	9,623,240
Subtotal restricted cash for reinsured claims losses	15,369,630	14,432,161
Total restricted cash	16,394,098	15,536,495
Less current portion	7,314,535	4,654,177
	$ 9,079,563	$10,882,318

Of the restricted cash amount at December 31, 2010 and 2011:

- $243,000 served as collateral for irrevocable standby letters of credit that provide financial assurance that the Company will fulfill certain contractual obligations;
- approximately $781,000 and $861,000 was held to fund the Company's obligations under arrangements with various governmental agencies through the correctional services business acquired by the Company in 2006 ("Correctional Services");

- approximately $4.8 million served as collateral for irrevocable standby letters of credit to secure any reinsured claims losses under the Company's general and professional liability and workers' compensation reinsurance programs and was classified as noncurrent assets in the accompanying consolidated balance sheets;
- approximately $4.0 million and $5.1 million was restricted and held in trust for reinsurance claims losses under the Company's general and professional liability reinsurance program;
- approximately $6.5 million and $3.8 million was restricted in relation to our auto liability program; and
- approximately $755,000 represents funds restricted for payment of workers' compensation expenses at December 31, 2011 related to the subsidiary in Pennsylvania the Company acquired effective June 1, 2011.

At December 31, 2011, approximately $5.1 million, $5.1 million, $3.6 million and $250,000 of the restricted cash was held in custody by the Bank of Tucson, Wells Fargo, Fifth Third Bank and Bank of America, respectively. The cash is restricted as to withdrawal or use and is currently invested in certificates of deposit or short-term marketable securities. Approximately $861,000 was also restricted as to withdrawal or use, and is currently held in various non-interest bearing bank accounts related to Correctional Services and approximately $755,000 was held at Susquehanna Bank related to restricted cash of the Company's newly acquired subsidiary in Pennsylvania (see Note 6. Acquisitions).

Short-Term Investments

As part of its cash management program, the Company from time to time maintains short-term investments. These investments have a term to earliest maturity of less than one year and are comprised of certificates of deposit. These investments are carried at cost, which approximates market and are classified as "Prepaid expenses and other" in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, management fee receivable and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments. The fair value of the Company's long-term obligations is estimated based on interest rates for the same or similar debt offered to the Company having same or similar remaining maturities and collateral requirements. The carrying amount of the long-term obligations approximates its fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Clients are referred to the Company through governmental social services programs and it only provides services at the direction of a payer under a contractual arrangement. These circumstances have historically minimized any uncollectible amounts for services rendered. However, the Company recognizes that not all amounts recorded as accounts receivable will ultimately be collected.

The Company records all accounts receivable amounts at their contracted amount, less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount it estimates to be sufficient to cover the risk that an account will not be collected. The Company regularly evaluates its accounts receivable, especially receivables that are past due, and reassesses its allowance for doubtful accounts based on specific client collection issues. The Company pays particular attention to amounts outstanding for 365 days and longer. Any account receivable older than 365 days is generally deemed uncollectible and written off or fully reserved unless the Company has specific information from the payer that payment for those amounts is forthcoming or has other evidence which the Company believes supports that amounts older than 365 days will be collected. In circumstances where the Company is aware of a specific payer's inability to meet its financial obligation, the Company records a specific addition to its allowance for doubtful accounts to reduce the net recognized receivable to the amount the Company reasonably expects to collect.

Under certain of the Company's contracts, billings do not coincide with revenue recognized on the contract due to payer administrative issues. These unbilled accounts receivable represent revenue recorded for which no amount has been invoiced and for which the Company expects an invoice will not be provided to the payer within the normal billing cycle. Unbilled amounts are considered current when billed, which generally occurs within one year from the date of service.

The Company's write-off experience for each of the years ended December 31, 2009, 2010 and 2011 was less than 1% of the Company's revenue.

Property and Equipment

Property and equipment are stated at historical cost, or at fair value if acquired by acquisition. Depreciation is provided using the straight-line method over the estimated useful life of the assets. Maintenance and repairs are charged to expense when they are incurred. Upon the disposition of any asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in operating expense.

Impairment of Long-Lived Assets

Goodwill

The Company analyzes the carrying value of goodwill at the end of each fiscal year and between annual valuations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. In connection with its analysis of the carrying value of goodwill, the Company reconciles the aggregate fair value of its reporting units to the Company's market capitalization including a control premium that is reasonable within the context of industry data on premiums paid. When determining whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of the reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company's annual evaluation of goodwill completed as of December 31, 2011 resulted in no impairment loss.

Intangible assets subject to amortization

The Company separately values all acquired identifiable intangible assets apart from goodwill. The Company allocated a portion of the purchase consideration to customer relationships, developed technology, management contracts, restrictive covenants and software licenses acquired in the years 2006—2011 based on the expected direct or indirect contribution to future cash flows on a discounted cash flow basis over the useful life of the assets.

The Company assesses whether any relevant factors limit the period over which acquired assets are expected to contribute directly or indirectly to future cash flows for amortization purposes. With respect to acquired management contracts, the useful life is limited by the stated terms of the agreements. The Company determines an appropriate useful life for acquired customer relationships based on the expected period of time it will provide services to the payer.

While the Company uses discounted cash flows to value the acquisition of intangible assets, the Company has elected to use the straight-line method of amortization to determine amortization expense. If applicable, the

Company assesses the recoverability of the unamortized balance of its long-lived assets based on undiscounted expected future cash flows. Should this analysis indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of any intangible asset is recognized as an impairment loss.

Accrued Transportation Costs

Transportation costs are estimated and accrued in the month the services are rendered by outsourced providers utilizing gross reservations for transportation services less cancellations and average costs per transportation service by customer contract. Average costs per contract are derived by utilizing historical cost trends. Actual costs relating to a specific accounting period are monitored and compared to estimated accruals. Adjustments to those accruals are made based on reconciliations with actual costs incurred. Accrued transportation costs amounted to approximately $41.9 million and $47.7 million at December 31, 2010 and 2011, respectively.

Deferred Financing Costs

The Company capitalizes direct expenses incurred in connection with its borrowings or establishment of credit facilities and amortizes such expenses over the life of the respective borrowing or credit facility. The Company incurred approximately $2.2 million in deferred financing costs in connection with the credit facility it entered into in March 2011 ("Senior Credit Facility"). The Company also retains certain deferred financing costs of approximately $1.1 million related to its prior amended credit facility ("Old Credit Facility"), as certain lenders who participated in the Old Credit Facility also participate in the Company's Senior Credit Facility. In addition, the Company incurred approximately $2.3 million in deferred financing costs in connection with its senior subordinated notes issued in November 2007. Deferred financing costs for the senior subordinated notes are amortized to interest expense on a straight-line basis and deferred financing costs for the Senior Credit Facility and the Old Credit Facility are amortized to interest expense based upon the effective interest method over the life of the credit facilities. Deferred financing costs, net of amortization, totaling approximately $5.1 million and $3.2 million at December 31, 2010 and 2011, respectively, are included in "Other assets" in the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue at the time services are rendered at predetermined amounts stated in its contracts and when the collection of these amounts is considered to be reasonably assured.

At times the Company may receive funding for certain services in advance of services actually being rendered. These amounts are reflected in the accompanying consolidated balance sheets as deferred revenue until the actual services are rendered.

As services are rendered, documentation is prepared describing each service, time spent, and billing code under each contract to determine and support the value of each service provided. This documentation is used as a basis for billing under the Company's contracts. The billing process and documentation submitted under its contracts vary among payers. The timing, amount and collection of the Company's revenues under these contracts are dependent upon its ability to comply with the various billing requirements specified by each payer. Failure to comply with these requirements could delay the collection of amounts due to the Company under a contract or result in adjustments to amounts billed.

The performance of the Company's contracts is subject to the condition that sufficient funds are appropriated, authorized and allocated by each state, city or other local government. If sufficient appropriations, authorizations and allocations are not provided by the respective state, city or other local government, we are at risk of immediate termination or renegotiation of the financial terms of the Company's contracts.

Social Services segment

Fee-for-service contracts. Revenues related to services provided under fee-for-service contracts are recognized as revenue at the time services are rendered and collection is determined to be probable. Such services are provided at established billing rates.

Cost based service contracts. Revenues from the Company's cost based service contracts are recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those incurred costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred or excess cost per service over the allowable contract rate. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. The Company annually submits projected costs for the coming year, which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, the Company submits cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to the Company for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may range from one month to several years from the date the Company submits the cost report. In cases where funds paid to the Company exceed the allowable costs to provide services under contract, the Company may be required to pay back the excess funds.

The Company's cost reports are routinely audited by payers on an annual basis. The Company periodically reviews its provisional billing rates and allocation of costs and provides for estimated adjustments from the contracting payers. The Company believes that adequate provisions have been made in its consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts, which historically have not been material, are recorded in the Company's consolidated statement of operations in the year of settlement.

Annual block purchase contract. The Company's annual block purchase contract with The Community Partnership of Southern Arizona ("CPSA") requires it to provide or arrange for behavioral health services to eligible populations of beneficiaries as defined in the contract. The Company must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. The Company is obliged to provide services only to those clients with a demonstrated medical necessity. The annual funding allocation amount is subject to increase when the Company's encounters exceed the contract amount; however, such increases in the annual funding allocation amount are subject to government appropriation and may not be approved. There is no contractual limit to the number of eligible beneficiaries that may be assigned to the Company, or a specified limit to the level of services that may be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, the Company is at-risk if the costs of providing necessary services exceed the associated reimbursement.

The Company is required to regularly submit service encounters to CPSA electronically. On an on-going basis and at the end of CPSA's June 30 fiscal year, CPSA is obligated to monitor the level of service encounters. If the encounter data is not sufficient to support the year-to-date payments made to the Company, unless waived, CPSA has the right to prospectively reduce or suspend payments to the Company.

For revenue recognition purposes, the Company's service encounter value (which represents the value of actual services rendered) must equal or exceed 90% of the revenue recognized under its annual block purchase contract for the contract year. The remaining 10% of revenue recognized in each reporting period represents payment for network overhead administrative costs incurred in order to fulfill the Company's obligations under the contract. Administrative costs include, but are not limited to, intake services, clinical liaison oversight for each behavioral health recipient, cultural liaisons, financial assessments and screening, data processing and information systems, staff training, quality and utilization management functions, coordination of care and subcontract administration.

The Company recognizes revenue from its annual block purchase contract which correlates to the service encounter value. If the Company's service encounter value is less than 90% of the amounts received from CPSA for the contract year, unless waived, the Company recognizes revenue equal to the service encounter value and records a liability for any excess amounts received. CPSA has not reduced, withheld, or suspended any material payments that have not been subsequently reimbursed. The Company believes its encounter data is sufficient to have earned all amounts recorded as revenue under this contract.

If the Company's service encounter value equals 90% of the amounts received from CPSA for the contract year, the Company recognizes revenue at the contract amount, which is one-twelfth of the established annual contract amount each month.

If the Company's service encounter value exceeds 90% of the contract amount, the Company recognizes revenue in excess of the annual funding allocation amount if collection is reasonably assured. The Company evaluates factors such as cash receipt and written confirmation regarding payment probability related to the determination of whether any such additional revenue over the contractual amount is considered to be reasonably assured. The terms of the contract may be reviewed prospectively and amended as necessary to ensure adequate funding of the Company's contractual obligations, however, we cannot guaranty that amendments will be completed.

Management agreements. The Company maintains management agreements with a number of not-for-profit social services organizations whereby it provides certain management services for these organizations. In exchange for the Company's services, the Company receives a management fee that is either based on a percentage of the revenues of these organizations or a predetermined fee.

The Company recognizes management fees revenue from its management agreements as such amounts are earned, as defined by the respective management agreements, and collection of such amount is considered reasonably assured.

The costs associated with generating the Company's management fee revenue are accounted for in client service expense and in general and administrative expense in the accompanying consolidated statements of operations.

NET Services segment

Capitation contracts. Approximately 88% of the Company's non-emergency transportation services revenue is generated under capitated contracts where the Company assumes the responsibility of meeting the transportation needs of a specific geographic population. Revenues under capitation contracts with the Company's payers result from per-member monthly fees based on the number of participants in its payer's program.

Fee-for-service contracts. Revenues earned under fee-for-service contracts are recognized when the service is provided. Revenues under these types of contracts are based upon contractually established billing rates less allowance for contractual adjustments. Estimates of contractual adjustments are based upon payment terms specified in the related agreements.

Non-Controlling Interest

In connection with the Company's acquisition of WCG in August 2007, PSC of Canada Exchange Corp. ("PSC"), a subsidiary established by the Company to facilitate the purchase of all of the equity interest in WCG, issued 287,576 exchangeable shares as part of the purchase price consideration. The exchangeable shares were valued at approximately $7.8 million in accordance with the provisions of the purchase agreement ($7.6 million for accounting purposes). The shares are exchangeable at each shareholder's option, for no additional consideration, into shares of the Company's common stock on a one-for-one basis ("Exchangeable Shares"). Of the 287,576 Exchangeable Shares, 25,882 were exchanged as of December 31, 2011.

The Exchangeable Shares are non-participating such that they are not entitled to any allocation of income or loss of PSC. The Exchangeable Shares represent ownership in PSC and are accounted for as "Non-controlling interest" included in stockholders' equity in the accompanying consolidated balance sheets in the amount of approximately $7.0 million at December 31, 2010 and 2011.

The Exchangeable Shares and the 25,882 shares of the Company's common stock issued upon the exchange of the same number of Exchangeable Shares noted above are subject to a Settlement and Indemnification Agreement dated November 17, 2009 ("Indemnification Agreement") by and between the Company and the sellers of WCG. The Indemnification Agreement secures the Company's claims for indemnification and associated rights and remedies provided by the Share Purchase Agreement (under which the Company acquired all of the equity interest in WCG on August 1, 2007) arising from actions taken by British Columbia to strictly enforce a contractually imposed revenue cap on a per client basis and contractually mandated pass-throughs subsequent to August 1, 2007. The actions taken by British Columbia resulted in an approximate CAD $3.0 million dispute and termination of one of its six provincial contracts with WCG, which the Company is disputing. Under the Indemnification Agreement, the sellers have agreed to transfer their rights to the Exchangeable Shares and 25,882 shares of the Company's common stock issued upon the exchange of the same number of Exchangeable Shares to the Company to indemnify the Company against any losses suffered by the Company as the result of an unfavorable ruling upon the conclusion of arbitration. Alternatively, at their option, the sellers may pay cash in lieu of stock in satisfaction of their obligation under the Indemnification Agreement provided payment is made before or concurrently with the execution of any settlement with British Columbia.

Effective April 14, 2010, an arbitrator issued an award with respect to the dispute between WCG and British Columbia regarding British Columbia's actions to strictly enforce a contractually imposed revenue cap on a per client basis and contractually mandated pass-throughs subsequent to August 1, 2007. Under the arbitration award, essentially all amounts disputed shall be paid to WCG (except for approximately CAD $13,000 which will be subject to the terms of the Indemnification Agreement) plus interest. The award affirmed the termination of one of the six provincial contracts that had been terminated effective October 31, 2008. During the second quarter of 2010, British Columbia filed a petition for leave to appeal the arbitration award, and on October 11, 2011, the leave to appeal was granted to British Columbia.

Subsequent to December 31, 2011, WCG received cash totaling approximately $3.4 million from British Columbia related to the arbitral award. However, in the event British Columbia prevails in its arguments during the appeal process, British Columbia will seek immediate repayment of the amount of the arbitral award owing at that time from WCG. There is no financial statement impact related to these events included in our financial results for the year ended December 31, 2011, however, upon receipt of the cash discussed above subsequent to December 31, 2011, the Company recorded approximately $3.4 million to cash and other long-term liabilities.

Stock-Based Compensation

The Company follows the fair value recognition provisions of ASC Topic 718-*Compensation-Stock Compensation* ("ASC 718"), which requires companies to measure and recognize compensation expense for all share based payments at fair value.

Other Comprehensive Loss

Other comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments. Other comprehensive loss was derived from foreign currency translation adjustments as follows:

	December 31,	
	2010	**2011**
Cumulative foreign currency translation adjustments	$(880,814)	$(1,127,559)

Income Taxes

Deferred income taxes are determined by the liability method in accordance with ASC Topic 740-*Income Taxes* ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance which includes amounts for state net operating loss carryforwards, as more fully described in note 16 below, for which the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. The Company recognizes interest and penalties related to income taxes as a component of income tax expense.

Loss Reserves for Certain Reinsurance and Self-funded Insurance Programs

The Company reinsures a substantial portion of its general and professional liability and workers' compensation costs under reinsurance programs though the Company's wholly-owned subsidiary Social Services Providers Captive Insurance Company ("SPCIC"). SPCIC is a licensed captive insurance company domiciled in the State of Arizona. SPCIC maintains reserves for obligations related to the Company's reinsurance programs for its general and professional liability and workers' compensation coverage.

SPCIC reinsures third-party insurers for general and professional liability exposures for the first dollar of each and every loss up to $1.0 million per loss and $5.0 million in the aggregate. Additionally, SPCIC reinsures a third-party insurer for worker's compensation insurance for the first dollar of each and every loss up to $250,000 per occurrence with a $6.0 million annual policy aggregate limit. As of December 31, 2010 and 2011, the Company had reserves of approximately $6.8 million and $7.4 million, respectively, for the general and professional liability and workers' compensation programs. The reserves are classified as "Reinsurance liability reserve" and "Other long-term liabilities" in the accompanying consolidated balance sheets.

In addition, the Company owns Provado Insurance Services, Inc. ("Provado"), which is a licensed captive insurance company domiciled in the State of South Carolina. Provado has historically provided reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to various members of the network of subcontracted transportation providers and independent third parties within the Company's NET Services operating segment. Effective February 15, 2011, Provado does not intend to renew its reinsurance agreement and will not assume liabilities for policies incepting after that date. It will continue to administer existing policies for the foreseeable future and resolve remaining and future claims related to these policies.

Under a reinsurance agreement with a third party insurer, Provado reinsures the third party insurer for the first $250,000 of each loss for each line of coverage, subject to an annual aggregate equal to 107.7% of gross written premium, and certain claims in excess of $250,000 to an additional aggregate limit of $1.1 million. Provado maintains reserves for obligations related to the reinsurance programs for general liability, automobile liability, and automobile physical damage coverage. As of December 31, 2010 and 2011, Provado had reserves of approximately $6.5 million and $4.7 million, respectively. The reserves are classified as "Reinsurance liability reserve" in the accompanying consolidated balance sheets.

These reserves are reflected in the Company's consolidated balance sheets as reinsurance liability reserves. The Company utilizes analyses prepared by third party administrators and independent actuaries based on historical claims information with respect to the general and professional liability coverage, workers' compensation coverage, automobile liability, automobile physical damage, and health insurance coverage to determine the amount of required reserves.

The Company also maintains a self-funded health insurance program with a stop-loss umbrella policy with a third party insurer to limit the maximum potential liability for individual claims to $200,000 per person and for a maximum potential claim liability based on member enrollment. With respect to this program, the Company considers historical and projected medical utilization data when estimating its health insurance program liability and related expense. As of December 31, 2010 and 2011, the Company had approximately $1.3 million and $1.6 million, respectively, in reserve for its self-funded health insurance programs. The reserves are classified as "Reinsurance liability reserve" in the accompanying consolidated balance sheets.

The Company continually analyzes its reserves for incurred but not reported claims, and for reported but not paid claims related to its reinsurance and self-funded insurance programs. The Company believes its reserves are adequate. However, significant judgment is involved in assessing these reserves such as assessing historical paid claims, average lags between the claims' incurred date, reported dates and paid dates, and the frequency and severity of claims. The Company is at risk for differences between actual settlement amounts and recorded reserves and any resulting adjustments are included in expense once a probable amount is known. There were no significant adjustments recorded in the periods covered by this report. Any significant increase in the number of claims or costs associated with claims made under these programs above the Company's reserves could have a material adverse effect on its financial results.

Critical Accounting Estimates

The Company has made a number of estimates relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with GAAP. The Company based its estimates on historical experience and on various other assumptions the Company believes to be reasonable under the circumstances. However, actual results may differ from these estimates under different assumptions or conditions. Some of the more significant estimates impact revenue recognition, accounts receivable and allowance for doubtful accounts, accounting for business combinations, goodwill and other intangible assets, accrued transportation costs, accounting for management agreement relationships, loss reserves for reinsurance and self-funded insurance programs, stock-based compensation and income taxes.

New and Pending Accounting Pronouncements

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06-*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends certain disclosure requirements of Subtopic 820-10 and provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the ASC are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after

December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company adopted ASU 2010-06 as of January 1, 2010 with respect to the provisions required to be adopted as of January 1, 2010, and adopted the remaining provisions as of January 1, 2011. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28-*Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28"). The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company adopted ASU 2010-28 as of January 1, 2011. The adoption of ASU 2010-28 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29-*Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* ("ASU 2010-29"). The amendments in this ASU affect any public entity as defined by Topic 805, *Business Combinations*, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company adopted ASU 2010-29 as of January 1, 2011. The adoption of ASU 2010-29 has only impacted disclosures in the Company's consolidated financial statements.

Pending Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05-*Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). This ASU amends ASC Topic 220 to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the ASC in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. However, in December 2011 (as promulgated in ASU 2011-12-*Deferral of the Effective Date for Amendments to the Presentations and Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05)* , the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments was deferred to provide the Board with more time to redeliberate on whether to present the effects of reclassifications out of accumulated other comprehensive income on the face of the financial statements for all periods presented. The adoption of ASU 2011-05 will impact the presentation of other comprehensive income as the Company currently presents the components of other comprehensive income as part of the statement of stockholders' equity.

In September 2011, the FASB issued ASU 2011-08-*Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350, *Intangibles-Goodwill and Other*. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company believes that ASU 2011-08 will not have an impact on its consolidated financial statements.

Other accounting standards and exposure drafts, such as exposure drafts related to revenue recognition, leases and fair value measurements, that have been issued or proposed by the FASB or other standards setting bodies that do not require adoption until a future date are being evaluated by the Company to determine whether adoption will have a material impact on the Company's consolidated financial statements.

2. Concentration of Credit Risk

Contracts with governmental agencies and other entities that contract with governmental agencies accounted for approximately 82%, 81% and 82% of the Company's revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The related contracts are subject to possible statutory and regulatory changes, rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid under these contracts for the Company's services or changes in methods or regulations governing payments for the Company's services could materially adversely affect its revenue and profitability.

For the years ended December 31, 2009, 2010 and 2011, the Company conducted a portion of its operations in Canada through WCG. At December 31, 2010 and 2011, approximately $13.8 million, or 15.6%, and $13.5 million, or 12.4%, of the Company's net assets, respectively, were located in Canada. Additionally, approximately $22.5 million, or 2.8%, $22.2 million, or 2.5%, and $22.6 million, or 2.4%, of the Company's consolidated revenue for the years ended December 31, 2009, 2010 and 2011, respectively, was generated from the Company's Canadian operations. The Company is subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact its business. In addition to currency fluctuations, these risks include, among other things: (i) economic downturns; (ii) changes in or interpretations of local law, governmental policy or regulation; (iii) restrictions on the transfer of funds into or out of the country; (iv) varying tax systems; (v) delays from doing business with governmental agencies; (vi) nationalization of foreign assets; and (vii) government protectionism. The Company intends to continue to evaluate opportunities to establish additional operations in Canada. One or more of the foregoing factors could impair the Company's current or future operations and, as a result, harm its overall business.

3. Other Receivables

At December 31, 2010 and 2011, insurance premiums of approximately $3.1 million and $699,000, respectively, were receivable from third parties related to the reinsurance activities of the Company's two captive subsidiaries. The insurance premiums receivable is classified as "Other receivables" in the accompanying consolidated balance sheets. In addition, the Company's expected losses related to workers' compensation and general and professional liability in excess of the Company's liability under its associated reinsurance programs at December 31, 2010 were approximately $2.9 million, of which approximately $698,000 was classified as "Other receivables" and approximately $2.2 million was classified as "Other assets" in the accompanying consolidated balance sheets. The Company's expected losses related to workers' compensation and general and professional liability in excess of the Company's liability under its associated reinsurance programs at December 31, 2011 were approximately $2.9 million, of which approximately $668,000 was classified as "Other receivables" and approximately $2.3 million was classified as "Other assets" in the accompanying consolidated balance sheets. The Company recorded a corresponding liability, which offset these expected losses. This liability was classified as "Reinsurance liability reserve" in current liabilities and "Other long-term liabilities" in the accompanying consolidated balance sheets.

4. Prepaid Expenses and Other

Prepaid expenses and other comprised the following:

	December 31,	
	2010	2011
Prepaid payroll	$ 2,411,556	$ 2,569,954
Prepaid insurance	3,365,500	3,805,410
Prepaid taxes	2,889,515	2,188,665
Prepaid maintenance agreements and copier leases	707,672	674,362
Interest receivable—certificates of deposit	1,009,888	1,123,040
Other	5,094,090	5,627,556
Total prepaid expenses and other	$15,478,221	$15,988,987

5. Detail of Other Balance Sheet Accounts

Property and equipment consisted of the following:

	Estimated Useful Life	December 31,	
		2010	2011
Land	—	$ 754,702	$ 1,476,802
Building	39 years	993,405	8,614,636
Furniture and equipment	3-7 years	30,607,832	36,521,537
Construction in progress	—	2,776,300	4,644,209
		35,132,239	51,257,184
Less accumulated depreciation		18,731,132	22,694,035
		$16,401,107	$28,563,149

Depreciation expense was approximately $4.7 million, $5.0 million and $5.9 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Accrued expenses consisted of the following:

	December 31,	
	2010	2011
Accrued compensation	$19,257,580	$17,608,103
Accrued interest payable	823,402	414,665
Other	13,470,147	12,631,449
	$33,551,129	$30,654,217

6. Acquisitions

On June 1, 2011, the Company acquired all of the equity interest of The ReDCo Group, Inc. ("ReDCo"). ReDCo is a Pennsylvania corporation that provides home and community based services. The purchase price of $605,000 was funded by the Company's cash flow from operations. Additionally, the Company repaid ReDCo's debt of approximately $8.0 million with cash from operations. Historically, the Company provided various management services to ReDCo for a fee under a management services agreement. This acquisition further expands the Company's home and community based services in Pennsylvania.

This acquisition was accounted for under ASC Topic 805, *Business Combinations* ("ASC 805"). Accordingly, the cost of the acquisition was allocated to the assets and liabilities acquired based on a preliminary evaluation of their respective fair values and may change when the final valuation of certain intangible assets and deferred taxes are determined. The fair value of the net assets acquired of approximately $11.3 million exceeded the purchase price of the business of approximately $8.6 million. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. Accordingly, the acquisition was accounted for as a bargain purchase and, as a result, the Company recognized a gain of approximately $2.7 million associated with the acquisition, which the Company has recorded in "Gain on bargain purchase" within its consolidated statements of income.

The Company acquired ReDCo for less than the fair value of its assets. The seller was willing to sell this business to the Company to ensure the continuation and expansion of ReDCo's mission to provide oversight and administration of governmental services, including public transportation services, mental health and mental retardation services, geriatric services, youth services, and similar programs as the combination of the two entities could provide synergies and potential cost efficiencies otherwise unattainable. In addition, the Company's access to credit and equity markets reasonably ensures that ReDCo's working capital requirements will be met. This would benefit the population served by ReDCo and the expansion of ReDCo's services to other persons of need.

The following represents the Company's preliminary allocation of the purchase price:

Consideration:	
Cash	$ 8,573,326
	$ 8,573,326
Allocated to:	
Property and equipment	$ 7,036,454
Working capital	4,743,657
Intangibles	826,201
Other assets	69,217
Net deferred taxes	(1,391,221)
Total identifiable net assets	11,284,308
Less: gain on bargain purchase	(2,710,982)
Total consideration	$ 8,573,326

The fair value of trade accounts receivable acquired in this transaction was determined to be approximately $5.3 million. The gross amount due with respect to these receivables is approximately $5.8 million, of which approximately $527,000 is expected to be uncollectible. Additionally, the Company has recognized approximately $112,000 of acquisition related expenses, of which approximately $82,000 was recognized during the year ended December 31, 2011.

The following table summarizes the allocation of purchase price to intangible assets at December 31, 2011 for intangible assets acquired in 2011:

	Estimated Useful Life	Gross Carrying Amount December 31, 2011
Intangible assets acquired in 2011:		
Customer relationships	15 Years	$826,201

No significant residual value is estimated for these intangible assets. Amortization expense is recognized on a straight-line basis over the estimated useful life.

The amounts of ReDCo's revenue and net income included in the Company's consolidated statements of income for the year ended December 31, 2011, and the unaudited proforma revenue and net income of the combined entity had the acquisition date been January 1, 2010, were:

	Year ended December 31,	
	2010	2011
ReDCo Actual:		
Revenue	$ —	$ 20,278,094
Net income	$ —	$ 1,256,590
Consolidated Proforma:		
Revenue	$920,435,398	$957,898,385
Net income	$ 27,341,543	$ 14,472,607

The pro forma information above includes adjustments for acquisition costs of approximately $82,000 and bargain purchase gain of approximately $2.7 million. Additionally, adjustments include the elimination of management fee revenue of approximately $1.9 million for 2010 and $761,000 for 2011, as well as expenses recorded by ReDCo for management services under the historical management services agreement of the same amounts. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been affected on January 1, 2010.

7. Goodwill and Intangibles

Changes in goodwill were as follows:

	Social Services	NET Services	Consolidated Total
Balances at December 31, 2009			
Goodwill	$ 79,158,807	$191,214,989	$ 270,373,796
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	18,457,956	95,214,989	113,672,945
WCG foreign currency translation adjustment	110,444	—	110,444
Balances at December 31, 2010			
Goodwill	79,269,251	191,214,989	270,484,240
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	18,568,400	95,214,989	113,783,389
WCG foreign currency translation adjustment	(46,391)	—	(46,391)
Balances at December 31, 2011			
Goodwill	79,222,860	191,214,989	270,437,849
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	$ 18,522,009	$ 95,214,989	$ 113,736,998

The total amount of goodwill that was deductible for income tax purposes for acquisitions as of December 31, 2010 and 2011 was approximately $35.8 million.

Intangible assets are comprised of acquired customer relationships, developed technology, management contracts, restrictive covenants and software licenses. The Company valued customer relationships and the management contracts acquired in these acquisitions based upon expected future cash flows resulting from the underlying contracts with state and local agencies to provide social services in the case of customer relationships, and management and administrative services provided to the managed entity with respect to the acquired management contract.

Intangible assets consisted of the following:

		December 31,			
		2010		2011	
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Management contracts	10 Yrs	$12,849,562	$ (7,535,023)	$12,007,562	$ (8,075,085)
Customer relationships	15 Yrs	75,698,777	(18,551,748)	76,436,086	(23,569,757)
Customer relationships	10 Yrs	1,417,000	(602,225)	1,417,000	(743,925)
Developed technology	6 Yrs	6,000,000	(3,067,204)	6,000,000	(4,067,204)
Software licenses	5 Yrs	824,549	(619,693)	477,455	(421,752)
Restrictive covenants	5 Yrs	144,678	(116,856)	44,804	(31,410)
Total	13.7 Yrs *	$96,934,566	$(30,492,749)	$96,382,907	$(36,909,133)

* Weighted-average amortization period at December 31, 2011.

No significant residual value is estimated for these intangible assets. Amortization expense was approximately $8.2 million, $7.7 million and $7.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. The total amortization expense is estimated to be approximately $7.6 million for 2012, $7.4 million for 2013, $6.2 million for 2014, $5.6 million for 2015 and $5.2 million for 2016, based on completed acquisitions as of December 31, 2011.

8. Long-Term Obligations

The Company's long-term obligations were as follows:

	December 31,	
	2010	2011
6.5% convertible senior subordinated notes, interest payable semi-annually beginning May 2008 with principal due May 2014	$ 70,000,000	$ 49,993,000
$30,000,000 revolving loan, LIBOR plus 6.5% that was terminated in March 2011	—	—
$173,000,000 term loan, LIBOR plus 6.5% with principal and interest payable quarterly that was terminated in March 2011	112,303,772	—
$40,000,000 revolving loan, LIBOR plus 2.75% (effective rate of 3.03% at December 31, 2011) through March 2016	—	8,000,000
$100,000,000 term loan, LIBOR plus 2.75% with principal and interest payable at least once every three months through March 2016	—	92,500,000
	182,303,772	150,493,000
Less current portion	18,113,512	10,000,000
	$164,190,260	$140,493,000

The carrying amount of the long-term obligations approximated its fair value at December 31, 2010 and 2011. The fair value of the Company's long-term obligations was estimated based on interest rates for the same or similar debt offered to the Company having same or similar remaining maturities and collateral requirements.

Annual maturities of long-term obligations as of December 31, 2011 are as follows:

Year	Amount
2012	$ 10,000,000
2013	13,750,000
2014	64,993,000
2015	18,750,000
2016	43,000,000
Total	$150,493,000

Convertible senior subordinated notes.

On November 13, 2007, the Company issued $70.0 million in aggregate principal amount of 6.5% Convertible Senior Subordinated Notes due 2014 (the "Notes"), under the amended note purchase agreement dated November 9, 2007 to the purchasers named therein. The proceeds of $70.0 million were initially placed into escrow and were released on December 7, 2007 to partially fund the cash portion of the purchase price of LogistiCare. The Notes are general unsecured obligations subordinated in right of payment to any existing or future senior debt including the Company's credit facility with CIT Capital Securities LLC ("CIT") described below.

In connection with the Company's issuance of the Notes, the Company entered into an Indenture between the Company, as issuer, and The Bank of New York Trust Company, N.A., as trustee (the "Indenture").

The Notes are convertible, under certain circumstances, into common stock at a conversion rate, subject to adjustment as provided for in the Indenture, of 23.982 shares per $1,000 principal amount of Notes. This conversion rate is equivalent to an initial conversion price of approximately $41.698 per share. On and after the occurrence of a fundamental change (as defined below), the Notes will be convertible at any time prior to the close of business on the business day before the stated maturity date of the Notes. In the event of a fundamental change as described in the Indenture, each holder of the notes shall have the right to require the Company to repurchase the Notes for cash. A fundamental change includes among other things: (i) the acquisition in a transaction or series of transactions of 50% or more of the total voting power of all shares of the Company's capital stock; (ii) a merger or consolidation of the Company with or into another entity, merger of another entity into the Company, or the sale, transfer or lease of all or substantially all of the Company's assets to another entity (other than to one or more of the Company's wholly-owned subsidiaries), other than any such transaction (A) pursuant to which holders of 50% or more of the total voting power of the Company's capital stock entitled to vote in the election of directors immediately prior to such transaction have or are entitled to receive, directly or indirectly, at least 50% or more of the total voting power of the capital stock entitled to vote in the election of directors of the continuing or surviving corporation immediately after such transaction or (B) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of the Company's common stock into solely shares of common stock; (iii) if, during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the Company's board of directors, together with any new directors whose election to the Company's board of directors or whose nomination for election by the Company's stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority of the Company's board of directors then in office; (iv) if a resolution approving a plan of liquidation or dissolution of the Company is approved by its board of directors or the Company's stockholders; and (v) upon the occurrence of a termination of trading as defined in the Indenture.

The Indenture contains customary terms and provisions that provide that upon certain events of default, including, without limitation, the failure to pay amounts due under the Notes when due, the failure to perform or observe any term, covenant or agreement under the Indenture, or certain defaults under other agreements or instruments, occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to the Company or any significant subsidiary of the Company, the principal amount of the Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable without any declaration or other act of the Trustee or the holders of the Notes.

During the year ended December 31, 2011, the Company repurchased approximately $20.0 million of the Notes.

Credit facility.

On March 11, 2011, the Company replaced the Old Credit Facility with the Senior Credit Facility and paid all amounts due under the Old Credit Facility with cash in the amount of $12.3 million and proceeds from the Senior Credit Facility as discussed in further detail below.

On March 11, 2011, the Company entered into a Credit Agreement, representing the Senior Credit Facility, with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, SunTrust Bank, as syndication agent, Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers and other lenders party thereto ("New Credit Agreement").

The New Credit Agreement provides the Company with the Senior Credit Facility in aggregate principal amount of $140.0 million, comprised of a $100.0 million term loan facility and a $40.0 million revolving credit facility. There is an option to increase the amount of the term loan facility and/or the revolving credit facility by an aggregate amount of up to $85.0 million as described below. The Senior Credit Facility includes sublimits for swingline loans and letters of credit in amounts of up to $10.0 million and $25.0 million, respectively. On March 11, 2011, the Company borrowed the entire amount available under the term loan facility and used the proceeds thereof to repay amounts outstanding under the Old Credit Facility. Prospectively, the proceeds of the Senior Credit Facility may be used to (i) fund ongoing working capital requirements; (ii) make capital expenditures; (iii) repay the 6.5% convertible senior subordinate notes ("Notes"); and (iv) other general corporate purposes.

Under the Senior Credit Facility the Company has an option to request an increase in the amount of the revolving credit facility and/or the term loan facility from time to time (on substantially the same terms as apply to the existing facilities) by an aggregate amount of up to $85.0 million with either additional commitments from lenders under the New Credit Agreement at such time or new commitments from financial institutions acceptable to the administrative agent in its reasonable discretion, so long as no default or event of default exists at the time of any such increase. The Company may not be able to access additional funds under this increase option as no lender is obligated to participate in any such increase under the Senior Credit Facility.

The Senior Credit Facility matures on March 11, 2016; provided, however that, if there are more than $25.0 million of the Company's Notes outstanding on September 30, 2013, the Senior Credit Facility will terminate and all amounts outstanding thereunder will be due and payable in full on November 15, 2013, unless the Company has provided the administrative agent with cash collateral on or before September 30, 2013 in an amount sufficient to repay the aggregate outstanding principal amount of the Notes. In the event that there are more than $25.0 million of the Company's Notes outstanding on September 30, 2013, the maturity date will be automatically reinstated to March 11, 2016 if: (i) we reduce the principal amount of the Notes to an aggregate amount of no more than $25.0 million on a date prior to November 15, 2013, (ii) we have availability under the revolving credit facility plus unrestricted cash in an amount at least equal to the aggregate outstanding principal amount of the Notes on such date and (iii) there is no default or event of default under the Senior Credit Facility on such date. The Company may prepay the Senior Credit Facility in whole or in part, at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in connection with prepayments of LIBOR loans. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Company at any time without penalty.

Interest on the outstanding principal amount of the loans accrues, at the Company's election, at a per annum rate equal to the London Interbank Offering Rate ("LIBOR"), plus an applicable margin or the base rate plus an applicable margin. The applicable margin ranges from 2.25% to 3.00% in the case of LIBOR loans and 1.25% to 2.00% in the case of the base rate loans, in each case, based on the Company's consolidated leverage ratio as defined in the New Credit Agreement. Interest on the loans is payable at least once every three months in arrears. In addition, the Company is obligated to pay a quarterly commitment fee based on a percentage of the unused portion of each lender's commitment under the revolving credit facility and quarterly letter of credit fees based on a percentage of the maximum amount available to be drawn under each outstanding letter of credit. The commitment fee and letter of credit fee ranges from 0.35% to 0.50% and 2.25% to 3.00%, respectively, in each case, based on the Company's consolidated leverage ratio.

The term loan facility is subject to quarterly amortization payments, commencing on June 30, 2011, so that the following percentages of the term loan outstanding on the closing date plus the principal amount of any term loans funded pursuant to the increase option are repaid as follows: 10% in each of the first two years, 15% in each of the third and fourth years and the remaining balance in the fifth year. The Senior Credit Facility also requires the Company (subject to certain exceptions as set forth in the New Credit Agreement) to prepay the outstanding loans in an aggregate amount equal to 100% of the net cash proceeds received from certain asset dispositions, debt issuances, insurance and casualty awards and other extraordinary receipts.

The New Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. The negative covenants include restrictions on the Company's ability to, among other things, incur additional indebtedness, create liens, make investments, give guarantees, pay dividends, sell assets and merge and consolidate. The Company is subject to financial covenants, including consolidated net leverage and consolidated net senior leverage covenants as well as a consolidated fixed charge covenant. The Company was in compliance with all financial covenants as of December 31, 2011.

The Company's obligations under the Senior Credit Facility are guaranteed by all of its present and future domestic subsidiaries, excluding certain domestic subsidiaries, which include its insurance captives and not-for-profit subsidiaries. The Company's obligations under, and each guarantor's obligations under its guaranty of the Senior Credit Facility are secured by a first priority lien on substantially all of its respective assets, including a pledge of 100% of the issued and outstanding stock of its domestic subsidiaries and 65% of the issued and outstanding stock of its first tier foreign subsidiaries. If an event of default occurs, the required lenders may cause the administrative agent to declare all unpaid principal and any accrued and unpaid interest and all fees and expenses under the Senior Credit Facility to be immediately due and payable. All amounts outstanding under the Senior Credit Facility will automatically become due and payable upon the commencement of any bankruptcy, insolvency or similar proceedings. The New Credit Agreement also contains a cross default to any of the Company's indebtedness having a principal amount in excess of $7.5 million.

Additionally, the Company incurred financing fees of approximately $2.6 million to refinance the Old Credit Facility and is accounting for such fees, as well as unamortized deferred financing fees related to the Old Credit Facility, under ASC 470-50 – *Debt Modifications and Extinguishments*. As both credit facilities were loan syndications, and a number of lenders participated in both credit facilities, the Company evaluated the accounting for financing fees on a lender by lender basis. Of the total amount of unamortized deferred financing fees related to the Old Credit Facility as of March 11, 2011, approximately $1.1 million will continue to be deferred and amortized to interest expense and approximately $2.5 million was expensed in the year ended December 31, 2011 and is included in "Loss on extinguishment of debt" in the accompanying condensed consolidated statement of income. Of the $2.6 million of fees incurred related to the Senior Credit Facility, approximately $2.2 million was deferred and will be amortized to interest expense and approximately $389,000 was expensed as interest expense in the year ended December 31, 2011.

9. Business Segments

The Company's operations are organized and reviewed by management along its services lines. The Company operates in two reportable segments: Social Services and NET Services. The Company operates these reportable segments as separate divisions and differentiates the segments based on the nature of the services they offer. The following describes each of the Company's segments and its corporate services area.

Social Services. Social Services includes government sponsored social services consisting of home and community based counseling, foster care and not-for-profit management services. Through Social Services the Company provides services to a common customer group, principally individuals and families. All of the operating entities within Social Services follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. The Company manages the activities of Social Services by actual to budget comparisons within each operating entity rather than by comparison between entities. The Company's budget related to Social Services is prepared on an entity-by-entity basis which represents the aggregation of individual location operating budgets within each Social Services entity and is comprised of:

- Payer specific revenue streams based upon contracted amounts;
- Payroll and related employee expenses by position corresponding to the contracted revenue streams; and
- Other operating expenses such as facilities costs, employee training, mileage and communications in support of operations.

The actual operating contribution margins of the operating entities that comprise Social Services ranged from approximately 1.5% to 13.7% for the year ended December 31, 2011. The Company believes that the long term operating contribution margins of the operating entities that comprise Social Services will approximate between 8% and 12% as the respective entities' markets mature, the Company cross sells its services within markets, and standardizes its operating model among entities including acquisitions.

In evaluating the financial performance and economic characteristics of Social Services, the Company's chief operating decision maker regularly reviews the following types of financial and non-financial information for each operating entity within Social Services:

- Consolidated financial statements;
- Separate condensed financial statements for each individual operating entity versus their budget;
- Monthly non-financial statistical information;
- Productivity reports; and
- Payroll reports.

While the Company's chief operating decision maker evaluates performance in comparison to budget based on the operating results of the individual operating entities within Social Services, the operating entities are aggregated into one reporting segment for financial reporting purposes because the Company believes that the operating entities exhibit similar long term financial performance. In conjunction with the financial performance trends, the Company believes the similar qualitative characteristics of the operating entities it aggregates within Social Services and budgetary constraints of the Company's payers in each market provide a foundation to conclude that the entities that the Company aggregates within Social Services have similar economic characteristics. Thus, the Company believes the economic characteristics of its operating entities within Social Services meet the criteria for aggregation into a single reporting segment under ASC Topic 280, "*Segment Reporting*".

NET Services. NET Services includes managing the delivery of non-emergency transportation services. The Company operates NET Services as a separate division of the Company with operational management and service offerings distinct from the Company's Social Services operating segment. Financial and operating performance reporting is conducted at a contract level and reviewed weekly at both the operating entity level as well as the corporate level by the Company's chief operating decision maker. Gross margin performance of individual contracts is consolidated under the associated operating entity and direct general and administrative expenses are allocated to the operating entity.

Corporate. Corporate includes corporate accounting and finance, information technology, business development, compliance, internal audit, employee training, legal and various other overhead costs, all of which are directly allocated to the operating segments.

Segment asset disclosures include property and equipment and other intangible assets. The accounting policies of the Company's segments are the same as those of the consolidated Company. The Company evaluates performance based on operating income. Operating income is revenue less operating expenses (including client service expense, cost of non-emergency transportation services, general and administrative expense and depreciation and amortization) but is not affected by other income/expense or by income taxes. Other income/ expense consists principally of interest expense and interest income. In calculating operating income for each segment, general and administrative expenses incurred at the corporate level are allocated to each segment based upon their relative direct expense levels excluding costs for purchased services. All intercompany transactions have been eliminated.

The following table sets forth certain financial information attributable to the Company's business segments for the years ended December 31, 2009, 2010 and 2011. In addition, none of the segments have significant non-cash items other than depreciation and amortization charges in operating income.

	For the year ended December 31, 2009			
	Social Services (c)	**NET Services**	**Corporate (a)(b)**	**Consolidated Total**
Revenues	$340,737,952	$460,275,314	$ —	$801,013,266
Depreciation and amortization	$ 6,443,423	$ 6,408,684	$ —	$ 12,852,107
Operating income	$ 24,219,690	$ 29,505,372	$ —	$ 53,725,062
Net interest expense (income)	$ (178,110)	$ 20,610,507	$ —	$ 20,432,397
Total assets	$148,459,757	$219,928,437	$14,718,472	$383,106,666
Capital expenditures	$ 1,606,453	$ 1,621,783	$ 471,149	$ 3,699,385

	For the year ended December 31, 2010			
	Social Services (c)	**NET Services**	**Corporate (a)(b)**	**Consolidated Total**
Revenues	$341,920,631	$537,776,026	$ —	$879,696,657
Depreciation and amortization	$ 6,193,718	$ 6,458,309	$ —	$ 12,652,027
Operating income	$ 10,121,320	$ 47,182,031	$ —	$ 57,303,351
Net interest expense (income)	$ (190,540)	$ 16,202,388	$ —	$ 16,011,848
Total assets	$148,305,013	$204,085,367	$34,543,115	$386,933,495
Capital expenditures	$ 1,734,495	$ 2,968,148	$ 5,563,301	$ 10,265,944

	For the year ended December 31, 2011			
	Social Services (c)	NET Services	Corporate (a)(b)	Consolidated Total
Revenues	$361,439,165	$581,541,431	$ —	$942,980,596
Depreciation and amortization	$ 7,082,051	$ 6,574,254	$ —	$ 13,656,305
Operating income	$ 11,221,319	$ 25,417,846	$ —	$ 36,639,165
Net interest expense	$ 46,345	$ 9,954,878	$ —	$ 10,001,223
Gain on bargain purchase	$ 2,710,982	$ —	$ —	$ 2,710,982
Loss on extinguishment of debt	$ 1,857,029	$ 606,453	$ —	$ 2,463,482
Total assets	$155,710,095	$204,666,652	$18,676,080	$379,052,827
Capital expenditures	$ 3,022,594	$ 4,301,392	$ 3,981,233	$ 11,305,219

(a) Corporate costs have been allocated to the Social Services and NET Services operating segments.

(b) Corporate assets as of December 31, 2009, 2010 and 2011 include cash totaling approximately $12.2 million, $27.0 million and $6.9 million, property and equipment totaling approximately $1.3 million, $6.2 million and $9.2 million, prepaid expenses of approximately $768,000, $921,000 and $2.2 million, and other assets of approximately $403,000, $450,000 and $445,000, respectively.

(c) Excludes intersegment revenues of approximately $182,000 for the year ended December 31, 2009, $671,000 for the year ended Decmeber 31, 2010 and $530,000 for the year ended December 31, 2011 that have been eliminated in consolidation.

The following table details the Company's revenues, net income and long-lived assets by geographic location.

	For the year ended December 31, 2009		
	United States (a)	Canada	Consolidated Total
Revenue	$778,504,781	$22,508,485	$801,013,266
Net income	$ 20,572,881	$ 552,726	$ 21,125,607
Long-lived assets	$191,782,887	$ 7,019,591	$198,802,478

	For the year ended December 31, 2010		
	United States (a)	Canada	Consolidated Total
Revenue	$857,507,678	$22,188,979	$879,696,657
Net income	$ 23,321,638	$ 305,005	$ 23,626,643
Long-lived assets	$189,961,245	$ 6,665,068	$196,626,313

	For the year ended December 31, 2011		
	United States (a)	Canada	Consolidated Total
Revenue	$920,341,603	$22,638,993	$942,980,596
Net income	$ 16,924,287	$ 15,907	$ 16,940,194
Long-lived assets	$195,776,953	$ 5,996,968	$201,773,921

(a) The Social Services and NET Services operating segments, on an aggregate basis, derived approximately 14.2%, 12.8% and 12.2% of the Company's consolidated revenue from the State of Virginia's Department of Medical Assistance Services for the years ended December 31, 2009, 2010 and 2011, respectively. Additionally, both segments, on an aggregate basis, derived approximately 11.0% of the Company's consolidated revenue from the State of New Jersey for the year ended December 31, 2011.

10. Stockholders' Equity

The Company's second amended and restated certificate of incorporation provides that the Company's authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

During the year ended December 31, 2011, the Company granted a total of 247,000 ten-year options under the 2006 Long-Term Incentive Plan ("2006 Plan") to purchase the Company's common stock at exercise prices equal to the market value of the Company's common stock on the date of grant. The options were granted to non-employee directors of its board of directors, executive officers and certain key employees. The option exercise price for all options granted ranged from $12.81 to $14.81 and the options vest in three equal installments on the first, second and third anniversaries of the date of grant. The weighted-average fair value of the options granted during the year ended December 31, 2011 totaled $10.40 per share.

The Company granted a total of 100,100 shares of restricted stock to non-employee directors of its board of directors and executive officers during the year ended December 31, 2011. The awards vest in three equal installments on the first, second and third anniversaries of the date of grant. The weighted-average fair value of these awards totaled $14.57 per share.

During the year ended December 31, 2011, the Company issued 2,599 shares of its common stock in connection with the exercise of employee stock options under the 2006 Plan. In addition, during the year ended December 31, 2011, the Company issued 5,273 shares of its common stock in connection with the exercise of employee stock options under the Company's 1997 Stock Option and Incentive Plan ("1997 Plan"). The Company also issued 33,694 shares of its common stock to a non-employee director upon the vesting of certain restricted stock awards granted in 2009 under the Company's 2006 Plan. In connection with the vesting of these restricted stock awards, 3,808 shares of the Company's common stock were surrendered to the Company by the recipients to pay their associated taxes due to the Federal and state taxing authorities. These shares were placed in treasury.

At December 31, 2010 and 2011, there were 13,580,385 and 13,621,951 shares of the Company's common stock outstanding, respectively, (including 619,768 treasury shares at December 31, 2010 and 623,576 treasury shares at December 31, 2011) and no shares of preferred stock outstanding.

The following table reflects the total number of shares of the Company's common stock reserved for future issuance as of December 31, 2011:

Shares of common stock reserved for:	
Exercise of stock options and restricted stock awards	2,051,984
Exchangeable shares issued in connection with the acquisition of WCG that are exchangeable into shares of the Company's common stock	261,694
Convertible senior subordinated notes	1,588,578
Total shares of common stock reserved for future issuance	3,902,256

Subject to the rights specifically granted to holders of any then outstanding shares of the Company's preferred stock, the Company's common stockholders are entitled to vote together as a class on all matters submitted to a vote of the Company's stockholders and are entitled to any dividends that may be declared by the Company's board of directors. The Company's common stockholders do not have cumulative voting rights. Upon the Company's dissolution, liquidation or winding up, holders of the Company's common stock are entitled to share ratably in the Company's net assets after payment or provision for all liabilities and any preferential liquidation rights of the Company's preferred stock then outstanding. The Company's common stockholders do not have preemptive rights to purchase shares of the Company's stock. The issued and outstanding shares of the Company's common stock are not subject to any redemption provisions and are not convertible into any other shares of the Company's capital stock. The rights, preferences and privileges of holders of the Company's common stock will be subject to those of the holders of any shares of the Company's preferred stock the Company may issue in the future.

On December 9, 2008, the Board declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's voting common stock, par value $0.001 per share to stockholders of record at the close of business on December 22, 2008 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.001 par value per share (the "Preferred Stock" or the "Preferred Shares"), at a specified purchase price (the "Purchase Price"), subject to adjustment. On December 9, 2008, the Company and Computershare Trust Company, N.A., as Rights Agent, entered into a Rights Agreement which was subsequently amended on October 9, 2009 (the "Initial Rights Agreement").

On December 8, 2011, the Board approved an amendment and restatement of the Initial Rights Agreement which amends and restates in its entirety the Initial Rights Agreement. On December 9, 2011, the Company and Computershare Trust Company, N.A., as Rights Agent, executed an Amended and Restated Rights Agreement (the "Amended Rights Agreement") to, among other things, extend the Expiration Date (as such term is defined in the Amended Rights Agreement) for an additional three-year period so that the Rights expire upon the close of business on December 9, 2014, increase the Purchase Price from $15.00 to $20.00 per one one-hundredth of a Preferred Share, expand the definition of Acquiring Person (as such term is defined in the Amended Rights Agreement) to include persons acting in concert with the person or group acquiring the Company's common stock, expand the definition of Beneficial Ownership (as such term is defined in the Amended Rights Agreement) to include certain derivative securities relating to the Company's common stock and change certain other provisions in order to address various current practices in connection with stockholder rights agreements.

Initially, the Rights are attached to all outstanding shares of the Company's common stock and no separate Rights certificates will be issued until the distribution date (as defined in the Rights Agreement). The Rights are not exercisable until the distribution date. The Rights will expire on December 9, 2014, unless this date is amended or unless the Rights are earlier redeemed or exchanged by the Company. In addition, the Rights Agreement also provides that the Rights among other things: (i) will not become exercisable in connection with a qualified fully financed offer for any or all of the outstanding shares of the Company' s common stock (as described in the Rights Agreement); (ii) permit each holder of a Right to receive, upon exercise, shares of the Company's common stock with a value equal to twice that of the exercise price of the Right if 20% or more of the Company's outstanding common stock is acquired by a person or group; and (iii) in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has acquired 20% or more of the Company's outstanding common stock, will allow each holder of a Right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share to be issued upon exercise of each Right are subject to adjustment under certain circumstances. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of the Company's common stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics without paying stockholders a control premium. The Rights will cause substantial dilution to a person or group (together with all affiliates and associates of such person or group and any person or group of persons acting in concert therewith (collectively, "Related Persons")), other than specified exempt persons, that acquires 20% or more of the Company's common stock (which includes for this purpose stock referenced in derivative transactions and securities) on terms not approved by the Board. The Rights are not intended to prevent a takeover of the Company and will not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group (together with all Related Persons) becomes an Acquiring Person.

11. Stock-Based Compensation Arrangements

The Company provides stock-based compensation under the Company's 1997 Plan, 2003 Stock Option Plan ("2003 Plan") and 2006 Plan to employees, non-employee directors, consultants and advisors. These plans have contributed significantly to the success of the Company by providing for the grant of stock-based and other incentive awards to enhance the Company's ability to attract and retain employees, directors, consultants, advisors and others who are in a position to make contributions to the success of the Company and any entity in which the Company owns, directly or indirectly, 50% or more of the outstanding capital stock as determined by aggregate voting rights or other voting interests and encourage such persons to take into account the long-term interests of the Company and its stockholders through ownership of the Company's common stock or securities with value tied to the Company's common stock. The Company, upon stockholder approval of the 2006 Plan in 2006, replaced the 1997 Plan and 2003 Plan with the 2006 Plan. While all awards outstanding under the 1997 Plan and 2003 Plan remain in effect in accordance with their terms, no additional grants or awards will be made under either plan.

To achieve the purposes of the Company's stock-based compensation program described above, the 2006 Plan allows the flexibility to grant or award stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units including restricted stock units and performance awards to eligible persons.

Stock option awards granted under the 1997 Plan, 2003 Plan and 2006 Plan were generally ten year options granted at fair market value on the date of grant with time based vesting over a period determined at the time the options were granted, ranging from one to four years (which is equal to the requisite service period) prior to the acceleration of vesting noted below. The Company does not intend to pay dividends on unexercised options. New shares of the Company's common stock are issued when the options are exercised.

The following table summarizes the activity under the 1997 Plan, 2003 Plan and 2006 Plan as of December 31, 2011:

	Number of shares of the Company's common stock authorized for issuance	Number of shares of the Company's common stock remaining available for future grants	Number of shares of the Company's common stock subject to	
			Options	Stock Grants
1997 Plan	428,572	—	2,902	—
2003 Plan	1,400,000	—	694,116	—
2006 Plan	2,900,000(1)	304,951	1,213,125	141,841
Total	4,728,572	304,951	1,910,143	141,841

(1) On May 20, 2010, the Company's stockholders approved an amendment to the 2006 Plan to increase the number of shares of the Company's common stock authorized for issuance under the 2006 Plan by 1,100,000 shares from 1,800,000 shares to 2,900,000 shares.

The Company chose to follow the short-cut method prescribed by ASC 718 to calculate its pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718 ("APIC pool"). There was no effect on the Company's financial results for 2009, 2010 or 2011 related to the application of the short-cut method to determine its APIC pool balance.

The Company calculates the fair value of stock options using the Black-Scholes-Merton option-pricing formula. Stock-based compensation expense for stock options granted prior to December 31, 2005 is not reflected in the Company's consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 as all of the outstanding stock options granted prior to December 31, 2005 were vested at December 31, 2005.

Stock-based compensation expense charged against income for stock options and stock grants awarded during the years ended December 31, 2009, 2010 and 2011 was based on the grant-date fair value adjusted for estimated forfeitures based on awards expected to vest in accordance with the provisions of ASC 718 and totaled approximately $291,000 (net of tax of approximately $11,000), $1.5 million (net of tax of approximately $156,000) and $2.9 million (net of tax of approximately $774,000), respectively. ASC 718 requires forfeitures to be estimated at the time of grant and revised as necessary in subsequent periods if the actual forfeitures differ from those estimates.

For the years ended December 31, 2009, 2010 and 2011, the amount of excess tax benefits resulting from the exercise of stock options was approximately $140,000, $66,000 and $17,000, respectively. For the years ended December 31, 2009, 2010 and 2011, the Company had tax shortfalls resulting from the exercise of stock options of approximately $45,000, $176,000 and $117,000, respectively. The excess tax benefits resulting from the exercise of stock options are reflected as cash flows from financing activities for the years ended December 31, 2009, 2010 and 2011 in the accompanying consolidated statements of cash flows.

For stock-based compensation awards granted during 2009, 2010 and 2011, the associated expense is amortized over the vesting period of three years with approximately 55%, 16% and 18% recorded as client services expense, 36%, 38% and 29% as cost of non-emergency transportation services and 9%, 46% and 53% as general and administrative expense in the Company's consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the stock option activity for the year ended December 31, 2011:

	Year ended December 31, 2011			
	Number of Shares Under Option	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at beginning of period	1,691,633	$19.99		
Granted	247,000	14.21		
Exercised	(7,872)	7.15		
Forfeited or expired	(20,618)	19.82		
Outstanding at end of period	1,910,143	$19.30	6.1	$1,171,899
Vested or expected to vest at end of period	1,891,865	$19.35	6.0	$1,169,251
Exercisable at end of period	1,344,191	$21.07	5.0	$1,030,639

The weighted-average grant-date fair value for options granted, total intrinsic value and cash received by the Company related to options exercised during the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year ended December 31,		
	2009	2010	2011
Weighted-average grant date fair value	$ 8.52	$ 12.23	$ 10.40
Options exercised:			
Total intrinsic value	$460,471	$454,088	$46,756
Cash received	$149,667	$470,888	$56,230

The following table summarizes the activity of the shares and weighted-average grant date fair value of the Company's non-vested common stock during the year ended December 31, 2011:

	Shares	Weighted-average grant date fair value
Non-vested at December 31, 2010	75,435	$16.82
Granted	100,100	$14.57
Vested	(33,694)	$15.88
Forfeited	—	$ —
Non-vested at December 31, 2011	141,841	$15.28

Stock grants were not made prior to the approval of the 2006 Plan on May 25, 2006. The fair value of a non-vested stock grant is determined based on the closing market price of the Company's common stock on the date of grant.

As of December 31, 2011, there was approximately $5.9 million of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the 2006 Plan. The cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested was $0, $428,000 and $2.8 million for the years ended December 31, 2009, 2010 and 2011, respectively.

The fair value of each stock option awarded during the years ended December 31, 2009, 2010 and 2011 was estimated on the date of grant using the Black-Scholes-Merton option-pricing formula and amortized over the option's vesting periods with the following assumptions:

	Year ended December 31,		
	2009	2010	2011
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	91.6%-95.7%	90.9%-91.2%	86.8%-88.1%
Risk-free interest rate	1.7%-2.7%	2.4%	1.9%-2.6%
Expected life of options (in years)	6	6	5.2 - 7.5

The risk-free interest rate was based on the U.S. Treasury security rate in effect as of the date of grant. The expected lives of options and the expected stock price volatility were based on the Company's historical data. Implied volatility was not considered due to the low volume of traded options on the Company's common stock.

12. Performance Restricted Stock Units

On March 14, 2011, the Company granted 122,144 performance restricted stock units ("PRSUs") to its executive officers that may be settled in cash. The number of PRSUs eligible to be settled in cash was based on the achievement of return on equity (determined by the quotient resulting from dividing the Company's consolidated net income for 2011 by the average of its beginning of the year and end of the year stockholders' equity for 2011) ("ROE"), and was not determinable until March 12, 2012 ("Settlement Date") when the

Compensation Committee of the Company's Board of Directors certified the ROE level achieved for 2011. The payout percentages for the ROE target levels were as follows:

- 50% of the PRSUs would be awarded if the Company achieved an ROE equal to or greater than 14%; and,
- 100% of the PRSUs would be awarded if the Company achieved an ROE equal to or greater than 18%.

On the Settlement Date, the Compensation Committee certified in writing that the Company achieved an ROE of 17.13% for 2011. Since the Company's actual ROE fell between the 14% and 18% levels, the payout amount was determined by linear interpolation.

The amount of the award was determined by multiplying the number of PRSUs corresponding to the ROE level achieved by the fair market value (at closing market price) of the Company's common stock on the Settlement Date. Of the 122,144 PRSUs granted in 2011, 108,861 PRSUs, or 89.1% thereof, were awarded and will be settled in cash in the amount of approximately $1.7 million. Payment of the award will be equally divided into three tranches corresponding to the required vesting period where the first tranche was paid on the Settlement Date and the remaining tranches will be paid to vested participants on or between March 1 and March 15, 2013 and 2014, respectively. Vesting criteria for PRSU awards require employment with the Company throughout 2011 as well as achievement of the performance goal, and employment up through each applicable service vesting date which will be December 31, 2011, 2012 and 2013 for each of the three respective tranches.

The Company applies a graded vesting expense methodology when accounting for the PRSUs and the fair value of the liability is remeasured at the end of each reporting period through the Settlement Date. Compensation expense associated with the PRSUs was based upon the closing market price of the Company's common stock on the measurement date and the number of units expected to be earned after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Compensation expense of approximately $906,000 was recorded by the Company for the year ended December 31, 2011 related to the PRSUs.

13. Earnings Per Share

The following table details the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2009	2010	2011
Numerator:			
Net income, basic	$21,125,607	$23,626,643	$16,940,194
Effect of Interest related to Convertible Debt	—	2,942,004	—
Net income available to common stockholders, diluted	$21,125,607	$26,568,647	$16,940,194
Denominator:			
Denominator for basic earnings per share — weighted-average shares	13,130,092	13,194,226	13,242,702
Effect of dilutive securities:			
Common stock options and restricted stock awards	81,301	91,550	78,907
Convertible Debt	—	1,678,740	—
Denominator for diluted earnings per share — adjusted weighted-average shares assumed conversion	13,211,393	14,964,516	13,321,609
Basic earnings per share	$ 1.61	$ 1.79	$ 1.28
Diluted earnings per share	$ 1.60	$ 1.78	$ 1.27

For the years ended December 31, 2009, 2010 and 2011, employee stock options to purchase 11, 1,620 and 1,531 shares, respectively, of common stock were not included in the computation of diluted earnings per share as the exercise price of these options was greater than the average fair value of the common stock for the period and, therefore, the effect of these options would have been anti-dilutive. The effect of issuing 1,678,740 shares of common stock on an assumed conversion basis related to the Notes was not included in the computation of diluted earnings per share for the years ended December 31, 2009 and 2011 as it would have been antidilutive.

14. Leases

The Company leases many of its operating and office facilities for various terms under non-cancelable operating lease agreements. The leases expire in various years and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The operating leases provide for increases in future minimum annual rental payments based on defined increases in the Consumer Price Index, subject to certain minimum increases. Several of these lease agreements contain provisions for periods in which rent payments are reduced. The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line basis over the term of the lease. The difference between rent expense recorded and the amount paid as of December 31, 2010 and 2011 was approximately $521,000 and $912,000, respectively, and was included in "Accrued expenses" in the accompanying consolidated balance sheets. Also, the lease agreements generally require the Company to pay executory costs such as real estate taxes, insurance, and repairs.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2011:

	Operating Leases
2012	$14,648,208
2013	11,009,336
2014	7,279,770
2015	4,563,109
2016	2,890,949
Thereafter	2,801,677
Total future minimum lease payments	$43,193,049

Rent expense related to operating leases was approximately $16.8 million, $18.7 million and $19.4 million, for the years ended December 31, 2009, 2010 and 2011, respectively.

15. Retirement Plan

Social Services

The Company maintains qualified defined contribution plans under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), for all employees of its Social Services operating segment and corporate personnel, as well as employees of its NET Services operating segment as of January 1, 2012. The Company, at its discretion, may make a matching contribution to the plans. The Company's contributions to the plans were approximately $399,000, $391,000 and $406,000, for the years ended December 31, 2009, 2010 and 2011, respectively.

On August 31, 2007, the Board adopted The Providence Service Corporation Deferred Compensation Plan (the "Deferred Compensation Plan") for the Company's eligible employees and independent contractors or a participating employer (as defined in the Deferred Compensation Plan). Under the Deferred Compensation Plan participants may defer all or a portion of their base salary, service bonus, performance-based compensation earned in a period of 12 months or more, commissions and, in the case of independent contractors, compensation reportable on Form 1099. As of December 31, 2011, there were seven participants in the Deferred Compensation Plan.

NET Services

The Company maintained a qualified defined contribution plan under Section 401(k) of the IRC for all employees of its NET Services operating segment through December 31, 2011. Under this plan, the Company contributed an amount equal to 25% of the first 5% of participant elective contributions. At the end of each plan year, the Company could also make a contribution on a discretionary basis on behalf of participants who have made elective contributions for the plan year. In no event did participant shares of the Company's matching contribution exceed 1.25% of participants' compensation for the plan year. For the years ended December 31, 2009, 2010 and 2011, the Company made contributions to this plan totaling approximately $213,000, $124,000 and $135,000, respectively. This plan transferred to the Social Services operating segment plan (discussed above) effective January 1, 2012.

The Company also maintains a 409 (A) Deferred Compensation Rabbi Trust Plan for highly compensated employees of its NET Services operating segment. This plan was put in place to compensate for the inability of highly compensated employees to take full advantage of the Company's 401(k) plan. As of December 31, 2011, there were 17 highly compensated employees who participated in this plan.

16. Income Taxes

The federal and state income tax provision is summarized as follows:

	Year ended December 31,		
	2009	2010	2011
Federal:			
Current	$ 8,325,467	$13,487,468	$9,262,461
Deferred	2,320,618	1,201,825	(301,719)
	10,646,085	14,689,293	8,960,742
State:			
Current	$ 1,913,762	$ 2,569,947	$1,253,073
Deferred	(274,230)	277,554	(20,738)
	1,639,532	2,847,501	1,232,335
Foreign:			
Current	$ (371,785)	$ 238,129	$ (40,345)
Deferred	253,226	(110,063)	(207,484)
	(118,559)	128,066	(247,829)
Total provision for income taxes	$12,167,058	$17,664,860	$9,945,248

A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31,		
	2009	2010	2011
Federal statutory rates	35%	35%	35%
Federal income tax at statutory rates	$11,652,434	$14,452,026	$9,409,905
Change in valuation allowance	95,501	347,775	(417,038)
State income taxes, net of federal benefit	635,692	1,850,876	801,018
Difference between federal statutory and foreign tax rate	(33,533)	(35,607)	50,261
Stock option expense	96,380	394,606	618,819
Meals and entertainment	92,587	76,413	110,352
Bargain purchase gain on the acquisition of ReDCo	—	—	(948,844)
Other	(372,003)	578,771	320,775
Provision for income taxes	$12,167,058	$17,664,860	$9,945,248
Effective income tax rate	37%	43%	37%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2010	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 1,337,000	$ 1,028,000
Accounts receivable allowance	387,000	1,644,000
Property and equipment depreciation	418,000	545,000
Accrued items and prepaids	2,216,000	1,486,000
Nonqualified stock options	882,000	1,396,000
Deferred Rent	549,000	490,000
Deferred Financing Costs	469,000	433,000
Other	287,000	395,000
	6,545,000	7,417,000
Deferred tax liabilities:		
Prepaids	1,386,000	1,571,000
Property and equipment depreciation	2,910,000	5,798,000
Goodwill and intangibles amortization	11,021,000	10,514,000
Other	308,000	30,000
	15,625,000	17,913,000
Net deferred tax liabilities	(9,080,000)	(10,496,000)
Less valuation allowance	(866,000)	(449,000)
Net deferred tax liabilities	$ (9,946,000)	$(10,945,000)
Current deferred tax assets, net of $463,000 and $228,000 valuation allowance for 2010 and 2011, respectively	$ 1,634,000	$ 1,965,000
Noncurrent deferred tax liabilities, net of $403,000 and $221,000 valuation allowance for 2010 and 2011, respectively	(11,580,000)	(12,910,000)
	$ (9,946,000)	$(10,945,000)

At December 31, 2011, the Company had approximately $526,000 of federal net operating loss carryforwards which expire in years 2017 through 2030 and $17.4 million of state net operating loss carryforwards which expire as follows:

2012	$ 1,051,184
2013	44,985
2014	225,662
2015	614,850
2016	2,141,954
Thereafter	13,279,748
	$17,358,383

As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), the Company's ability to utilize its federal net operating losses is restricted. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized, to the extent they are not covered by a valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net change in the total valuation allowance for the year ended December 31, 2011 was $417,000. The valuation allowance includes $9.4 million of state net operating loss carryforwards for which the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. The Company will continue to assess the valuation allowance and to the extent it is determined that the valuation allowance should be adjusted an appropriate adjustment will be recorded.

The Company recognized certain excess tax benefits related to stock option plans for the years ended December 31, 2009, 2010 and 2011 in the amount of $140,000, $66,000 and $17,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in-capital and are included in "Exercise of employee stock options" in the accompanying statements of stockholders' equity and comprehensive income.

The Company recognized a tax shortfall related to stock option plans for the years ended December 31, 2009, 2010 and 2011 in the amount of $45,000, $242,000 and $117,000, respectively. This was recorded as a reduction of deferred tax assets and a decrease to additional paid-in-capital and is included in "Exercise of employee stock options" in the accompanying statements of stockholders' equity and comprehensive income.

The Company expects none of the unrecognized tax benefits to be recognized during the next twelve months. The Company recognizes interest and penalties as a component of income tax expense. During the years ended December 31, 2009, 2010 and 2011, the Company recognized approximately $7,000, ($2,000) and $3,000, respectively, in interest and penalties. The Company had approximately $5,000 and $8,000 for the payment of penalties and interest accrued as of December 31, 2010 and 2011. A reconciliation of the liability for unrecognized income tax benefit is as follows:

	December 31,		
	2009	**2010**	**2011**
Unrecognized tax benefits, beginning of year	$169,000	$119,000	$173,000
Increase (decrease) related to prior year positions	(44,000)	54,000	(41,000)
Increase related to current year tax positions	—	—	192,000
Settlements	(6,000)	—	—
Unrecognized tax benefits, end of year	$119,000	$173,000	$324,000

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was approximately $324,000 as of December 31, 2011.

The Company is subject to taxation in the United States, Canada and various state jurisdictions. The statute of limitations is generally three years for the United States, four years for Canada, and between eighteen months and four years for states. The Company is subject to the following material taxing jurisdictions: United States, Canada, California, Connecticut, Philadelphia and Virginia. The tax years that remain open for examination by the United States, Connecticut, Philadelphia and Virginia jurisdictions are years ended December 31, 2008, 2009, 2010 and 2011; the California filings that remain open to examination are years ended December 31, 2007, 2008, 2009, 2010 and 2011.

Residual United States income taxes have not been provided on undistributed earnings of the Company's foreign subsidiary as the foreign subsidiary had cumulative losses as of December 31, 2011. Should the foreign subsidiary have future cumulative earnings, these earnings will be considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes will be provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes and withholding taxes payable to Canada less an adjustment for foreign tax credits.

17. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

The Company has two deferred compensation plans for management and highly compensated employees. These deferred compensation plans are unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals, which is reflected in "Other long-term liabilities" in the accompanying consolidated balance sheets, was approximately $655,000 and $878,000 at December 31, 2010 and 2011, respectively.

The Company may be obligated to pay an amount up to $650,000 to the sellers under an earn out provision pursuant to a formula specified in an asset purchase agreement dated July 1, 2009 by which the Company acquired certain assets of an entity located in California. The earn out payment as such term is defined in the asset purchase agreement, if earned, will be paid in cash. The earn out period ends on December 31, 2013. If the contingency is resolved in accordance with the related provisions of the asset purchase agreement and the additional consideration becomes distributable, the Company will record the fair value of the consideration issued as an additional cost to acquire the associated assets, which will be charged to earnings.

18. Transactions with Related Parties

Upon the Company's acquisition of Maple Services, LLC in August 2005, Mr. McCusker, the Company's chief executive officer, Mr. Deitch, the Company's chief financial officer, and Mr. Norris, the Company's chief operating officer, became members of the board of directors of the not-for-profit organization (Maple Star Colorado, Inc.) formerly managed by Maple Services, LLC. Maple Star Colorado, Inc. is a non-profit member organization governed by its board of directors and the state laws of Colorado in which it is incorporated. Maple Star Colorado, Inc. is not a federally tax exempt organization and neither the Internal Revenue Service rules governing IRC Section 501(c)(3) exempt organizations, nor any other IRC sections applicable to tax exempt organizations, apply to this organization. The Company provided management services to Maple Star Colorado, Inc. under a management agreement for consideration in the amount of approximately $292,000, $270,000 and $249,000 for the years ended December 31, 2009, 2010 and 2011, respectively. Amounts due to the Company from Maple Star Colorado, Inc. for management services provided to it by the Company at December 31, 2010 and 2011 were approximately $237,000 and $224,000, respectively.

The Company operates a call center in Phoenix, Arizona. The building in which the call center is located is currently leased by the Company from VWP McDowell, LLC ("McDowell") under a five year lease that expires in 2014. Under the lease agreement, as amended, the Company may terminate the lease after the first 36 months of the lease term with a six month prior written notice. Certain members of Mr. Schwarz's (the chief executive officer of LogistiCare) immediate family have partial ownership interest in McDowell. In the aggregate these family members own approximately 13% interest in McDowell directly and indirectly through a trust. For 2009, 2010 and 2011, the Company expensed approximately $269,000, $411,000 and $423,000, respectively, in lease payments to McDowell. Effective November 2009, the lease agreement was amended to provide additional office space resulting in increased rent expense for 2010 as compared to 2009. Future minimum lease payments due under the amended lease total approximately $1.2 million at December 31, 2011.

19. Subsequent Events

As discussed in note 1, under the heading "Non-Controlling Interest", WCG received cash of approximately $3.4 million from British Columbia in February 2012.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) Evaluation of disclosure controls and procedures

The Company, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (December 31, 2011) ("Disclosure Controls"). Based upon the Disclosure Controls evaluation, the principal executive officer and principal financial officer have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that (i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls

The principal executive officer and principal financial officer also conducted an evaluation of the Company's internal control over financial reporting ("Internal Control") to determine whether any changes in Internal Control occurred during the quarter ended December 31, 2011 that have materially affected or which are reasonably likely to materially affect Internal Control. Based on that evaluation, there has been no such change during the quarter ended December 31, 2011.

(c) Limitations on the Effectiveness of Controls

Control systems, no matter how well conceived and operated, are designed to provide a reasonable, but not an absolute, level of assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company conducts periodic evaluations of its internal controls to enhance, where necessary, its procedures and controls.

(d) Management's report on internal control over financial reporting

Management's report on internal control over financial reporting is presented in Part II, Item 8, of this report and is hereby incorporated by reference.

(e) Attestation report of the registered public accounting firm

The attestation report of the registered public accounting firm is presented in Part II, Item 8, of this report and is hereby incorporated by reference.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information required by this Item is incorporated by reference from our 2012 Proxy Statement including, but not necessarily limited to, the sections "Proposal 1—Election of Directors" and "Corporate Governance".

Code of Ethics

We have adopted a code of ethics that applies to our senior management, including our chief executive officer, chief financial officer, controller and persons performing similar functions. Copies of our code of ethics are available without charge upon written request directed to Ann Mullen, Ethics Program Manager, at The Providence Service Corporation, 64 East Broadway Blvd., Tucson, AZ, 85701.

Item 11. *Executive Compensation.*

Information required by this Item is incorporated by reference from our 2012 Proxy Statement including, but not necessarily limited to, the sections "Corporate Governance" and "Executive Compensation".

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information required by this Item is incorporated by reference from our 2012 Proxy Statement including, but not necessarily limited to, the sections "Voting Securities of Certain Beneficial Owners and Management".

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2011 with respect to our equity based compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)(2)	1,910,143	$19.30	304,951
Equity compensation plans not approved by security holders	—	—	—
Total	1,910,143	$19.30	304,951

(1) Columns (a) and (b) include 1,910,143 shares issuable upon exercise of outstanding stock options.
(2) The number of shares shown in column (c) represents the number of shares available for issuance pursuant to stock options and other stock-based awards that could be granted in the future under the 2006 Long-Term Incentive Plan, as amended. No additional stock options or other stock-based awards may be granted under the 1997 Stock Option and Incentive Plan and 2003 Stock Option Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information required by this Item is incorporated by reference from our 2012 Proxy Statement including, but not necessarily limited to, the section "Corporate Governance".

Item 14. ***Principal Accounting Fees and Services.***

Information required by this Item is incorporated by reference from our 2012 Proxy Statement including, but not necessarily limited to, the section "Independent Public Accountants".

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) Financial Statements

The following consolidated financial statements including footnotes are included in Item 8.

- Consolidated Balance Sheets at December 31, 2010 and 2011;
- Consolidated Statements of Income for the years ended December 31, 2009, 2010 and 2011;
- Consolidated Statements of Stockholders' Equity and Comprehensive Income at December 31, 2009, 2010 and 2011; and
- Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011.

(2) Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

		Additions			
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended December 31, 2011:					
Allowance for doubtful accounts	$5,252,231	$3,314,174	$3,002,815(1)	$5,734,477(2)	$5,834,743
Deferred tax valuation allowance	865,605	(417,038)	—	—	448,567
Year Ended December 31, 2010:					
Allowance for doubtful accounts	$2,901,391	$4,304,284	$3,471,668(1)	$5,425,112(2)	$5,252,231
Deferred tax valuation allowance	517,830	347,775	—	—	865,605
Year Ended December 31, 2009:					
Allowance for doubtful accounts	$3,433,689	$3,827,626	$3,615,325(1)	$7,975,249(2)	$2,901,391
Deferred tax valuation allowance	422,428	95,402	—	—	517,830

Notes:

(1) Amounts primarily include the allowance for contractual adjustments related to our non-emergency transportation services operating segment that are recorded as adjustments to non-emergency transportation services revenue as well as certain reclassifications within the "Accounts Receivable" line item of the consolidated balance sheets made to conform with the current period presentation of the allowance for doubtful accounts in this schedule related to our correctional services business.

(2) Write-offs, net of recoveries

All other schedules are omitted because they are not applicable or the required information is shown in our financial statements or the related notes thereto.

(3) Exhibits

Exhibit Number	Description
2.1(1)	Share Purchase Agreement dated as of August 1, 2007 by and between The Providence Service Corporation, 0798576 B.C. Ltd., PSC of Canada Exchange Corp., WCG International Consultants Ltd., Ian Ferguson, Elizabeth Ferguson, James Rae, Robert Skene, Walrus Holdings Ltd., Darlene Bailey, John Parker, Jenco Enterprises Ltd. and Ian Ferguson, as the sellers representative. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.)
2.3(2)	Agreement and Plan of Merger, dated as of November 6, 2007, by and among The Providence Service Corporation, Charter LCI Corporation, CLCI Agent, LLC, as Stockholders' Representative, and PRSC Acquisition Corporation, as amended. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.)
3.1	Second Amended and Restated Certificate of Incorporation of The Providence Service Corporation, including Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on December 9, 2011.
3.2(3)	Amended and Restated Bylaws of The Providence Service Corporation, effective March 10, 2010.
4.1(4)	Convertible Senior Subordinated Note Indenture, dated November 13, 2007, between The Providence Service Corporation and The Bank of New York Trust Company, N.A., as Trustee.
4.2(5)	Form of Note (included as Exhibit A to the Indenture, listed as Exhibit 4.1 hereto).
4.3(6)	Amended and Restated Rights Agreement, dated as of December 9, 2011, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent.
+10.1(7)	The Providence Service Corporation Stock Option and Incentive Plan, as amended.
+10.2(8)	2003 Stock Option Plan, as amended.
+10.3(9)	The Providence Service Corporation 2006 Long-Term Incentive Plan, as amended.
+10.4(10)	Providence Service Corporation Deferred Compensation Plan.
+10.5(11)	Amended and Restated Providence Service Corporation Deferred Compensation Plan.
10.6(4)	Registration Rights Agreement, dated November 13, 2007, by and among The Providence Service Corporation and the Purchasers named therein.
10.9(11)	Credit Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including certain domestic subsidiaries), Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, SunTrust Bank, as syndication agent, Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, the other lenders party thereto, Merrill Lynch, Pierce, Fenner, & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers.
10.10(11)	Pledge Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including its subsidiaries) and Bank of America, N.A., as administrative agent.
10.11(11)	Security Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including its subsidiaries) and Bank of America, N.A., as administrative agent.

Exhibit Number	Description
+10.12(12)	Employment Agreement dated March 22, 2011 between The Providence Service Corporation and Fletcher Jay McCusker.
+10.13(13)	Amended and Restated Employment Agreement dated May 17, 2011 between The Providence Service Corporation and Fletcher Jay McCusker.
+10.14(12)	Employment Agreement dated March 22, 2011 between The Providence Service Corporation and Michael N. Deitch.
+10.15(13)	Amended and Restated Employment Agreement dated May 17, 2011 between The Providence Service Corporation and Michael N. Deitch.
+10.16(12)	Employment Agreement dated March 22, 2011 between The Providence Service Corporation and Fred D. Furman.
+10.17(13)	Amended and Restated Employment Agreement dated May 17, 2011 between The Providence Service Corporation and Fred D. Furman.
+10.18(12)	Employment Agreement dated March 22, 2011 between The Providence Service Corporation and Craig A. Norris.
+10.19(13)	Amended and Restated Employment Agreement dated May 17, 2011 between The Providence Service Corporation and Craig A. Norris.
+10.20(13)	Employment Agreement dated May 17, 2011 between The Providence Service Corporation and Herman Schwarz.
+10.21(14)	Form of Restricted Stock Agreements, as amended.
+10.22(14)	Form of Stock Option Agreements.
+10.23(14)	Form of Performance Restricted Stock Unit Agreements.
+10.24	Form of Performance Restricted Stock Unit Agreements, as amended.
12.1	Statement re Computation of Ratios of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
31.1	Certification pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 of the Chief Executive Officer.
31.2	Certification pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 of the Chief Financial Officer.
32.1	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
32.2	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit Number	Description
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

\+ Management contract or compensatory plan or arrangement.

(1) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2007.

(2) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2007.

(3) Incorporated by reference from an exhibit to the registrant's annual report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 12, 2010.

(4) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2007.

(5) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2007.

(6) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011.

(7) Incorporated by reference from an exhibit to the registrant's registration statement on Form S-1 (Registration No. 333-106286) filed with the Securities Exchange Commission on June 19, 2003.

(8) Incorporated by reference from an exhibit to the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005.

(9) Incorporated by reference from an appendix to the registrant's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2011.

(10) Incorporated by reference from an exhibit to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on August 31, 2007.

(11) Incorporated by reference from an exhibit to the registrant's annual report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 11, 2011.

(12) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2011.

(13) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2011.

(14) Incorporated by reference from an exhibit to the registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2011 filed with the Securities and Exchange Commission on May 6, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PROVIDENCE SERVICE CORPORATION

By:/s/ FLETCHER JAY McCUSKER

Fletcher Jay McCusker
Chairman of the Board, Chief Executive Officer

Dated: March 15, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ FLETCHER JAY MCCUSKER Fletcher Jay McCusker	Chairman of the Board; Chief Executive Officer (Principal Executive Officer)	March 15, 2012
/S/ MICHAEL N. DEITCH Michael N. Deitch	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2012
/S/ HUNTER HURST, III Hunter Hurst, III	Director	March 15, 2012
/S/ RICHARD A. KERLEY Richard A. Kerley	Director	March 15, 2012
/S/ KRISTI L. MEINTS Kristi L. Meints	Director	March 15, 2012
/S/ WARREN S. RUSTAND Warren Rustand	Director	March 15, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 21.1

Name of Subsidiary	State Incorporation
Providence Community Corrections, Inc. (f/k/a Camelot Care Corporation)	Delaware
Cypress Management Services, Inc.	Florida
Family Preservation Services, Inc.	Virginia
Family Preservation Services of Florida, Inc.	Florida
Family Preservation Services of North Carolina, Inc.	North Carolina
Family Preservation Services of West Virginia, Inc.	West Virginia
Providence of Arizona, Inc.	Arizona
Providence Service Corporation of Delaware	Delaware
Providence Service Corporation of Maine	Maine
Providence Service Corporation of Oklahoma	Oklahoma
Providence Service Corporation of Texas	Texas
Rio Grande Management Company, LLC	Arizona
Family Preservation Services of Washington DC, Inc.	Dist. of Columbia
Dockside Services, Inc.	Indiana
Providence Community Services, Inc. (f/k/a Pottsville Behavioral Counseling Group, Inc.)	Pennsylvania
Providence Community Services, LLC	California
College Community Services	California
Choices Group, Inc.	Delaware
Providence Management Corporation of Florida	Florida
Providence Service Corporation of New Jersey, Inc.	New Jersey
Social Services Providers Captive Insurance Co.	Arizona
Drawbridges Counseling Services, LLC	Kentucky
Oasis Comprehensive Foster Care, LLC	Kentucky
Children's Behavioral Health, Inc.	Pennsylvania
Maple Star Nevada	Nevada
Transitional Family Services, Inc.	Georgia
AlphaCare Resources, Inc.	Georgia
Family-Based Strategies, Inc.	Delaware
A to Z In-Home Tutoring, LLC	Nevada
W. D. Management, LLC	Missouri
0798576 B.C. LTD	British Columbia, Canada
PSC of Canada Exchange Corp.	British Columbia, Canada
Camelot Care Centers, Inc.	Illinois

Name of Subsidiary	State Incorporation
Health Trans, Inc.	Delaware
LogistiCare Solutions, LLC	Delaware
Provado Technologies, LLC	Florida
Provado Insurance Service, Inc.	South Carolina
Providence Service Corporation of Alabama	Alabama
Red Top Transportation, Inc.	Florida
WCG International Consultants Ltd.	British Columbia, Canada
AmericanWork, Inc.	Delaware
LogistiCare Solutions Independent Practice Association, LLC	New York
Maple Star Washington, Inc.	Washington
Ride Plus LLC	Delaware
The ReDCo Group, Inc.	Pennsylvania
Raystown Developmental Services, Inc.	Pennsylvania

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Providence Service Corporation:

We consent to the incorporation by reference in registration statement Nos. 333-166978, 333-151079, 333-112586, 333-117974, 333-127852, 333-135126, and 333-145843 on Form S-8 and registration statement No. 333-148092 on Form S-3 of The Providence Service Corporation and subsidiaries (the Company) of our reports dated March 15, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, and to the reference to our firm under the heading Item 6, *Selected Financial Data,* which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

Our report on the effectiveness of internal control over financial reporting as of December 31, 2011, contains an explanatory paragraph that states that the aggregate amount of total assets and revenue of The RedCo Group, Inc. that are excluded from management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are $17,861,795 and $20,278,094, respectively. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of this entity.

/s/ KPMG LLP

Phoenix, Arizona
March 15, 2012

Exhibit 31.1

CERTIFICATIONS

I, Fletcher Jay McCusker, certify that:

1. I have reviewed this annual report on Form 10-K of The Providence Service Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Fletcher J. McCusker

Fletcher J. McCusker
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Michael N. Deitch, certify that:

1. I have reviewed this annual report on Form 10-K of The Providence Service Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Michael N. Deitch

Michael N. Deitch
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

THE PROVIDENCE SERVICE CORPORATION

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of The Providence Service Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the year ended December 31, 2011 (the "Report") that, to the best of such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

/s/ FLETCHER J. MCCUSKER

Fletcher J. McCusker
Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

THE PROVIDENCE SERVICE CORPORATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of The Providence Service Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the year ended December 31, 2011 (the "Report") that, to the best of such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

/s/ MICHAEL N. DEITCH

Michael N. Deitch
Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

*Corporate Information**

BOARD OF DIRECTORS

Richard A. Kerley[1,2,3]
Chief Financial Officer
Peter Piper, Inc.

Fletcher J. McCusker
Chairman, Chief Executive Officer
Providence Service Corporation

Kristi L. Meints[1,2,3]
Retired Chief Financial Officer
Chicago Systems Group

Warren S. Rustand *(Lead Director)*
Managing Partner
SC Capital Partners, LLC

1 Nominating and Corporate Governance Committee
2 Audit Committee
3 Compensation Committee

CORPORATE OFFICERS

Fletcher J. McCusker
Chairman, Chief Executive Officer

Michael N. Deitch
Chief Financial Officer

Craig A. Norris
Chief Operating Officer

Fred D. Furman
Executive Vice President,
General Counsel

Herman M. Schwarz
Chief Executive Officer,
LogistiCare

Leamon A. Crooms III
Chief Strategy Officer

LEGAL COUNSEL

Blank Rome LLP
405 Lexington Avenue
New York, NY 10174

TRANSFER AGENT

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
P: 404-588-3654/800-568-3476

COMPANY HEADQUARTERS

Providence Service Corporation
64 East Broadway Boulevard
Tucson, AZ 85701
P: 520-747-6600/800-747-6950
F: 520-747-6605
Web: www.provcorp.com

LogistiCare Solutions LLC
1275 Peachtree Street, NE
6th Floor
Atlanta, GA 30309
P: 404-888-5800/800-486-7647
F: 404-888-5999
Web: www.logisticare.com

COMMON STOCK

The Company's Common Stock is traded on The NASDAQ Stock Market LLC's Global Select Market under the symbol "PRSC."

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

INVESTOR RELATIONS

The investing public, securities analysts and stockholders seeking information about the Company should visit the Investor Information section of our corporate website at www.provcorp.com, or contact Investor Relations at either the Company's corporate headquarters or via e-mail at irinfo@provcorp.com.

*Corporate information provided as of June 20, 2012.

SAFE HARBOR

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "demonstrate," "expect," "estimate," "forecast," "anticipate," "should" and "likely" and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These factors include, but are not limited to the global credit crisis, capital market conditions, the implementation of the healthcare reform law, state budget changes and legislation and other risks detailed in Providence's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Providence is under no obligation to (and expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Providence Service Corporation
64 East Broadway Boulevard
Tucson, Arizona 85701
Phone: 520-747-6600
www.provcorp.com

6 TREES	2,743 GALLONS	173 LBS.	609 LBS.	3 MILLION
PRESERVED FOR THE FUTURE	WATER/WASTEWATER FLOW SAVED	SOLID WASTE NOT GENERATED	AIR EMISSIONS NOT GENERATED	BTUS OF ENERGY NOT CONSUMED

This is a greener annual report. By producing our report in this manner, Providence Service Corporation reduces its impact on the environment in the ways listed above.

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